Semiannual Report

JUNE 30, 2007

<table>
<tr><td>Asset Strategy Portfolio</td><td>Limited-Term Bond Portfolio</td></tr>
<tr><td>Balanced Portfolio</td><td>Micro Cap Growth Portfolio</td></tr>
<tr><td>Bond Portfolio</td><td>Mid Cap Growth Portfolio</td></tr>
<tr><td>Core Equity Portfolio</td><td>Money Market Portfolio</td></tr>
<tr><td>Dividend Income Portfolio</td><td>Mortgage Securities Portfolio</td></tr>
<tr><td>Energy Portfolio</td><td>Real Estate Securities Portfolio</td></tr>
<tr><td>Global Natural Resources Portfolio</td><td>Science and Technology Portfolio</td></tr>
<tr><td>Growth Portfolio</td><td>Small Cap Growth Portfolio</td></tr>
<tr><td>High Income Portfolio</td><td>Small Cap Value Portfolio</td></tr>
<tr><td>International Growth Portfolio</td><td>Value Portfolio</td></tr>
<tr><td>International Value Portfolio</td><td></td></tr>
</table>



W&R
TARGET FUNDS
Waddell & Reed

CONTENTS

President's Letter

June 30, 2007



DEAR SHAREHOLDER:

So far, 2007 has been a strong year for U.S. equities. The Standard & Poor's 500 Index is up 6.96% for the six-month period ended June 30, 2007, led by energy and natural resources stocks. Most bond markets, meanwhile, have struggled in recent months. Overall economic growth has been better than most economists and pundits have expected while foreign purchases of U.S. Treasuries have subsided. Globally, interest rates are on the rise.

Enclosed is our report on your W&R Target Portfolio's operations for the six-month period ended June 30, 2007. We are pleased to report that many equity sectors provided positive market returns for the first half of the year, with most of the gains coming between March and May. Financial stocks were the weakest area of the stock market, reflecting fallout over lending practices in the subprime mortgage market, as well as the prospect of higher interest rates. Consumer stocks were also weaker than the rest of the market. Back in December, the markets were expecting the Federal Reserve to ease monetary policy in the wake of an economic slowdown. Instead growth, led by exports, may be accelerating.

Tailwinds of growth

Since January gasoline prices – a key factor that helps shape consumer confidence – have been on a roller-coaster. Overall, we feel the long-term cost trend for energy is upward given rising global demand for a wide variety of natural resources and continuing concerns about energy supplies and energy-related politics, not just in the Middle East, but in energy-exporting countries from Nigeria to Russia to Venezuela.

Economic Snapshot		
	6-30-2007	12-31-2006
U.S. unemployment rate	4.50%	4.50%
Inflation (U.S. Consumer Price Index)	2.70%	2.50%
U.S. GDP	3.40%	3.50%
30-year fixed mortgage rate	6.63%	6.16%
Oil price per barrel	$70.68	$61.05

Source: Bloomberg, U.S. Department of Labor

The U.S. Consumer Price Index is the government's measure of the change in the retail cost of goods and services. Gross domestic product measures year-over-year changes in the output of goods and services. Mortgage rates shown reflect the average rate on a conventional loan with a 60-day lender commitment. Oil prices reflect the market price of West Texas intermediate grade crude.

On balance, the economic news has been good, including:

- Corporate profits remained solid, rising around 10 percent
- Inflation remains within the Fed's target (2 percent to 3 percent) range and
- Improving trade and federal deficits.

Our Economic Snapshot chart highlights five selected indicators. Even though headline numbers for items such as inflation and oil can change a great deal from month to month, several of the economic indicators below are in a similar place compared to where they were six months ago – an attractive place to be, in our view.

From a historical perspective, we believe that stock prices appear reasonable, especially given corporate profit levels. We see an attractive path ahead for diversified investors for the balance of the calendar year, although one that might be marked by a few unexpected curves. As always, we believe that maintaining a well-rounded portfolio remains an important component of securing your financial future.

Our expertise

Since its earliest days under Cameron Reed and Chauncey Waddell in the 1930s, our organization has been focused on effective stock selection through intense fundamental research, coupled with a deep understanding of global markets. Our goal is to help you achieve your long-term financial goals. To that end, we are committed to offering you a financial planning philosophy that emphasizes both participation in positive markets and a strong effort to manage risk.

Thank you for your continued confidence in us.

Respectfully,

Henry J Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of W&R Target Funds, Inc. and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Illustration of Portfolio Expenses

As a shareholder of a Portfolio, you incur ongoing costs, including management fees, distribution and service fees, and other Portfolio expenses. The following tables are intended to help you understand your ongoing costs (in dollars) of investing in a Portfolio and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2007.

Actual Expenses

The first line in the following tables provides information about actual investment values and actual expenses. You may use the information in this line, together with your initial investment in Portfolio shares, to estimate the expenses that you paid over the period. Simply divide the value of that investment by $1,000 (for example, a $7,500 initial investment divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your investment during this period. In addition, there are fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line of the following tables provides information about hypothetical investment values and hypothetical expenses based on the Portfolio's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Portfolio's actual return. The hypothetical investment values and expenses may not be used to estimate the actual investment value at the end of the period or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Portfolio and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the tables are meant to highlight your ongoing costs as a shareholder of the Portfolio and do not reflect any fees and expenses imposed under the variable annuity or variable life insurance contract through which shares of the Portfolio are held.

Asset Strategy Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,127.60	1.03%	$5.43
Based on 5% Return[2]	$1,000	$1,019.69	1.03%	$5.15

Balanced Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,058.70	1.02%	$5.25
Based on 5% Return[2]	$1,000	$1,019.73	1.02%	$5.15

See Footnotes on page 9.

Bond Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,009.10	0.84%	$4.22
Based on 5% Return[2]	$1,000	$1,020.62	0.84%	$4.24

Core Equity Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,080.80	0.97%	$4.99
Based on 5% Return[2]	$1,000	$1,019.98	0.97%	$4.85

Dividend Income Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,094.60	1.05%	$5.45
Based on 5% Return[2]	$1,000	$1,019.57	1.05%	$5.25

Energy Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,223.20	0.64%	$3.56
Based on 5% Return[2]	$1,000	$1,021.63	0.64%	$3.23

Global Natural Resources Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,220.00	1.39%	$7.66
Based on 5% Return[2]	$1,000	$1,017.90	1.39%	$6.96

Growth Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,077.10	0.98%	$5.09
Based on 5% Return[2]	$1,000	$1,019.94	0.98%	$4.95

See Footnotes on page 9.

High Income Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,044.80	0.91%	$4.60
Based on 5% Return[2]	$1,000	$1,020.27	0.91%	$4.55

International Growth Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,107.20	1.19%	$6.22
Based on 5% Return[2]	$1,000	$1,018.90	1.19%	$5.96

International Value Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,086.40	1.18%	$6.15
Based on 5% Return[2]	$1,000	$1,018.93	1.18%	$5.96

Limited-Term Bond Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,014.50	0.86%	$4.33
Based on 5% Return[2]	$1,000	$1,020.52	0.86%	$4.34

Micro Cap Growth Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,092.20	1.34%	$7.01
Based on 5% Return[2]	$1,000	$1,018.14	1.34%	$6.76

Mid Cap Growth Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,104.00	1.23%	$6.42
Based on 5% Return[2]	$1,000	$1,018.69	1.23%	$6.16

See Footnotes on page 9.

Money Market Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,022.30	0.76%	$3.84
Based on 5% Return[2]	$1,000	$1,021.02	0.76%	$3.84

Mortgage Securities Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,013.50	1.03%	$5.13
Based on 5% Return[2]	$1,000	$1,019.68	1.03%	$5.15

Real Estate Securities Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$ 933.60	1.32%	$6.28
Based on 5% Return[2]	$1,000	$1,018.25	1.32%	$6.56

Science and Technology Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,132.30	1.16%	$6.18
Based on 5% Return[2]	$1,000	$1,019.04	1.16%	$5.86

Small Cap Growth Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,083.80	1.15%	$5.94
Based on 5% Return[2]	$1,000	$1,019.11	1.15%	$5.75

Small Cap Value Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,053.40	1.19%	$6.06
Based on 5% Return[2]	$1,000	$1,018.89	1.19%	$5.96

See Footnotes on page 9.

Value Portfolio Expenses

For the Six Months Ended June 30, 2007	Beginning Investment Value 12-31-06	Ending Investment Value 6-30-07	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Portfolio Return[1]	$1,000	$1,083.10	1.02%	$5.21
Based on 5% Return[2]	$1,000	$1,019.75	1.02%	$5.05

*Portfolio expenses are equal to the Portfolio's annualized expense ratio (provided in the table), multiplied by the average investment value over the period, multiplied by 181 days in the six-month period ended June 30, 2007, and divided by 365.

(1) This line uses the Portfolio's actual total return and actual Portfolio expenses. It is a guide to the actual expenses paid by the Portfolio in the period. The "Ending Investment Value" shown is computed using the Portfolio's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Portfolio. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2) This line uses a hypothetical 5% annual return and actual Portfolio expenses. It helps to compare the Portfolio's ongoing costs with other mutual funds. A shareholder can compare the Portfolio's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only.

SHAREHOLDER SUMMARY OF ASSET STRATEGY PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Asset Strategy Portfolio had net assets totaling $702,293,965 invested in a diversified portfolio of:

55.29%	Foreign Common Stocks
27.30%	Domestic Common Stocks
5.78%	Cash and Cash Equivalents, Investment Funds, Options and Unrealized Loss on Open Forward Currency Contracts
3.47%	Other Government Securities
3.11%	United States Government and Government Agency Obligations
2.56%	Foreign Corporate Debt Securities
2.00%	Bullion
0.49%	Domestic Corporate Debt Securities

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio was invested by industry and by country, respectively, as follows:

Asset Allocation



Stocks		**$82.59**
	Financial Services Stocks.	$19.64
	Raw Materials Stocks	$12.25
	Utilities Stocks	$10.40
	Capital Goods Stocks	$ 9.72
	Energy Stocks.	$ 7.97
	Business Equipment and Services Stocks	$ 6.07
	Consumer Nondurables Stocks	$ 5.30
	Miscellaneous Stocks	$ 5.22
	Consumer Durables Stocks	$ 3.15
	Technology Stocks	$ 2.87
Bonds		**$ 9.63**
	Other Government Securities.	$ 3.47
	United States Government and Government Agency Obligations . . .	$ 3.11
	Corporate Debt Securities	$ 3.05
	Cash and Cash Equivalents, Investment Funds, Options and Unrealized Loss on Open Forward Currency Contracts	**$ 5.78**
	Bullion	**$ 2.00**

Country Weightings



	North America	**$34.21**
	United States	$32.21
	Other North America[1]	$ 2.00
	Pacific Basin	**$25.64**
	China	$ 8.36
	South Korea	$ 5.31
	Japan	$ 5.17
	Other Pacific Basin[2]	$ 3.71
	India	$ 3.09
	Europe	**$23.04**
	Germany	$ 8.74
	United Kingdom	$ 3.77
	Other Europe[3]	$ 3.09
	Norway	$ 2.73
	Switzerland	$ 2.50
	France	$ 2.21
	Bahamas/Caribbean	**$ 7.09**
	Cayman Islands	$ 5.50
	Other Bahamas/Caribbean[4]	$ 1.59
	Cash and Cash Equivalents, Investment Funds, Options and Unrealized Loss on Open Forward Currency Contracts . . .	**$ 5.78**
	Other[5]	**$ 2.24**
	Bullion	**$ 2.00**

(1)Includes $0.43 Canada and $1.57 Mexico.

(2)Includes $2.68 Australia and $1.03 Malaysia.

(3)Includes $1.14 Finland, $0.28 Luxembourg, $0.15 Poland and $1.52 Russia.

(4)Includes $0.47 Bahamas, $0.91 Bermuda and $0.21 British Virgin Islands.

(5)Includes $1.95 South America and $0.29 South Africa.

The Investments of Asset Strategy Portfolio

June 30, 2007 *(Unaudited)*

BULLION – 2.00%	Troy Ounces	Value
Gold	21,679	$ 14,077,388
(Cost: $14,794,321)		

COMMON STOCKS	Shares	
Aircraft – 1.73%		
Boeing Company (The)	109,151	10,495,960
Raytheon Company	30,026	1,618,101
		12,114,061
Banks – 2.49%		
China Merchants Bank Co., Limited, H Shares (A)*	1,179,500	3,590,150
Housing Development Finance Corporation		
Limited (A).	59,354	1,672,134
ICICI Bank Limited (A)	175,854	4,127,741
Standard Bank Group Limited (A)	144,414	2,008,616
Standard Chartered PLC (A)	186,320	6,098,671
		17,497,312
Business Equipment and Services – 5.88%		
Akamai Technologies, Inc.*	24,420	1,188,155
Bucyrus International, Inc., Class A.	56,954	4,028,926
Ctrip.com International, Ltd.	146,836	11,550,854
Infosys Technologies Limited (A)	55,667	2,638,114
Jacobs Engineering Group Inc.*	124,388	7,153,554
Mitsui & Co., Ltd. (A)	99,000	1,973,970
Renewable Energy Corporation ASA (A)*	326,990	12,753,661
		41,287,234
Capital Equipment – 5.67%		
China Shenhua Energy Company Limited, H		
Shares (A).	1,717,500	5,996,489
Deere & Company	27,527	3,323,610
Foster Wheeler Ltd.*	33,129	3,541,490
Joy Global Inc.	68,535	4,000,731
SunPower Corporation, Class A*.	236,016	14,877,269
Suntech Power Holdings Co., Ltd., ADR*	221,867	8,091,490
		39,831,079
Chemicals – Petroleum and Inorganic – 2.43%		
E.I. du Pont de Nemours and Company	119,541	6,077,464
Monsanto Company.	111,149	7,507,003
Yara International ASA (A)	115,596	3,489,276
		17,073,743

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Chemicals – Specialty – 0.39%		
Mosaic Company*	69,449	$ 2,709,900
Coal – 0.91%		
Yanzhou Coal Mining Company Limited, Class H (A)*. .	4,206,000	6,422,606
Communications Equipment – 1.14%		
Nokia Corporation, Series A, ADR.	285,945	8,037,914
Consumer Electronics – 2.47%		
Nintendo Co., Ltd. (A).	47,400	17,362,355
Electrical Equipment – 1.00%		
Siemens AG (A)	48,958	7,027,131
Food and Related – 4.57%		
Archer Daniels Midland Company	233,295	7,719,732
Bunge Limited	132,051	11,158,310
Cermaq ASA (A)	89,300	1,559,772
IOI Corporation Berhad (A).	2,239,500	3,373,034
Kuala Lumpur Kepong Berhad (A)	1,029,200	3,845,526
Marine Harvest ASA (A)*	1,230,000	1,339,099
Olam International Limited (A)	1,528,000	3,074,467
		32,069,940
Forest and Paper Products – 0.35%		
Pentair, Inc.	63,846	2,462,540
Health Care – Drugs – 0.79%		
Abbott Laboratories	66,278	3,549,187
Shandong Simcere Medgenn Bio-Pharmaceutical		
Company Limited*	142,402	2,009,292
		5,558,479
Hospital Supply and Management – 0.83%		
Wilmar International Limited (A).	2,802,000	5,820,911
Hotels and Gaming – 0.93%		
Las Vegas Sands, Inc.*	85,182	6,507,053
Household – General Products – 0.73%		
Hengan International Group Company Limited (A)	1,450,000	5,155,259

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

COMMON STOCKS (Continued)	Shares	Value
Insurance – Life – 0.54%		
Ping An Insurance (Group) Company of China, Ltd.,		
H Shares (A)	534,500	$ 3,776,745
Mining – 8.09%		
BHP Billiton Plc (A)	634,000	18,828,863
Cameco Corporation (A)	60,120	3,047,623
Rio Tinto plc (A)	241,885	18,588,977
Southern Copper Corporation	173,734	16,376,167
		56,841,630
Motor Vehicles – 0.68%		
Suzuki Motor Corporation (A)	126,200	3,587,411
Tata Motors Limited (A)	73,383	1,208,237
		4,795,648
Multiple Industry – 1.00%		
Keppel Corporation Limited (A)	231,000	1,886,330
Reliance Industries Limited (A)	123,260	5,149,485
		7,035,815
Non-Residential Construction – 3.05%		
China Communications Construction Company		
Limited, H Shares (A)*	4,289,000	7,679,302
Fluor Corporation	62,459	6,956,059
Kurita Water Industries Ltd. (A)	214,700	6,748,337
		21,383,698
Petroleum – International – 3.74%		
Apache Corporation	89,147	7,273,504
China Petroleum & Chemical Corporation,		
H Shares (A)	7,362,000	8,144,222
Devon Energy Corporation.	89,981	7,044,613
OAO NOVATEK, GDR	72,500	3,770,000
		26,232,339
Petroleum – Services – 3.32%		
Baker Hughes Incorporated.	191,943	16,148,165
Transocean Inc.*.	67,344	7,137,117
		23,285,282
Real Estate Investment Trust – 1.32%		
Agile Property Holdings Limited (A).	2,572,000	3,368,283
Hongkong Land Holdings Limited	627,000	2,821,500
Keppel Land Limited (A).	540,000	3,086,722
		9,276,505

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Security and Commodity Brokers – 16.61%		
Chicago Mercantile Exchange Holdings Inc. (B)(C)	55,820	$ 29,827,975
Deutsche Borse AG (A)	266,896	29,982,226
Goldman Sachs Group, Inc. (The)	30,604	6,633,417
NYMEX Holdings, Inc.	73,200	9,196,116
Nomura Holdings, Inc. (A)	339,300	6,613,767
Singapore Exchange Limited (A)	2,640,000	16,901,519
UBS AG	292,102	17,529,041
		116,684,061
Steel – 1.34%		
Companhia Vale do Rio Doce, ADR	211,700	**9,431,235**
Timesharing and Software – 0.19%		
Tencent Holdings Limited (A)	328,000	**1,321,363**
Utilities – Electric – 2.21%		
Veolia Environment (A).	197,443	**15,507,366**
Utilities – Telephone – 8.19%		
America Movil, S.A. de C.V.	167,351	10,364,047
Bharti Airtel Limited (A)*.	172,866	3,550,113
China Mobile Limited (A).	2,105,000	22,600,106
Equinix, Inc.*	77,939	7,132,977
Open Joint Stock Company "Vimpel-Communications",		
ADR*.	37,215	3,920,972
Reliance Communication Ventures Limited (A)*.	264,732	3,365,326
Singapore Telecommunications Limited (A)	2,948,000	6,547,901
		57,481,442
TOTAL COMMON STOCKS – 82.59%		**$579,990,646**
(Cost: $456,985,187)		
INVESTMENT FUNDS – 0.04%		
Vietnam Azalea Fund Limited (D)(E)	300,000	**$ 300,000**
(Cost: $360,000)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Banks – 0.15%		
Norilsk Nickel Finance Luxembourg S.A.,		
7.125%, 9–30–09	$1,000	**1,019,100**

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages – 0.23%		
Central European Distribution Corporation,		
8.0%, 7–25–12 (F)(G)	EUR720	$ 1,040,266
Companhia Brasileira de Bebidas,		
10.5%, 12–15–11	$ 500	587,500
		1,627,766
Construction Materials – 0.08%		
Interface, Inc.,		
9.5%, 2–1–14	550	**592,625**
Finance Companies – 0.61%		
ALROSA Finance S.A.,		
8.125%, 5–6–08	900	913,860
C5 Capital (SPV) Limited,		
6.196%, 12–31–49 (H)	1,500	1,486,485
Russian Standard Bank:		
7.5%, 10–7–10	600	579,996
7.5%, 10–7–10 (H)	350	337,750
Toyota Motor Credit Corporation,		
4.28%, 1–18–15 (I)	1,050	933,303
		4,251,394
Food and Related – 0.27%		
Cosan S.A. Industria e Comercio,		
9.0%, 11–1–09	1,800	**1,903,500**
Forest and Paper Products – 0.07%		
Sino-Forest Corporation,		
9.125%, 8–17–11 (H)	475	**503,500**
Homebuilders, Mobile Homes – 0.09%		
Desarrolladora Homex, S.A. de C.V.,		
7.5%, 9–28–15	627	**648,945**
Mining – 0.26%		
Vedanta Resources plc,		
6.625%, 2–22–10 (H)	1,800	**1,795,500**
Motion Pictures – 0.12%		
Cinemark, Inc.,		
0.0%, 3–15–14 (J)	900	**819,000**

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Motor Vehicles – 0.15%		
Hyundai Motor Company,		
5.3%, 12–19–08 (F)	$1,080	$ 1,071,201
Non-Residential Construction – 0.15%		
Odebrecht Overseas Ltd.,		
11.5%, 2–25–09 (F)	1,000	1,082,500
Trucking and Shipping – 0.31%		
Ultrapetrol (Bahamas) Limited,		
9.0%, 11–24–14	2,150	2,182,250
Utilities – Electric – 0.26%		
CESP – Companhia Energetica de Sao Paulo,		
9.75%, 1–15–15 (F)(G)	BRL3,000	1,794,930
Utilities – Telephone – 0.30%		
Open Joint Stock Company Mobile TeleSystems,		
9.75%, 1–30–08	$1,000	1,017,900
Open Joint Stock Company "Vimpel-Communications",		
8.0%, 2–11–10	1,050	1,079,820
		2,097,720
TOTAL CORPORATE DEBT SECURITIES – 3.05%		$ 21,389,931
(Cost: $20,690,652)		

OTHER GOVERNMENT SECURITIES – 3.47%

Germany		
Bundesschatzanweisungen Federal Treasury Notes,		
3.0%, 3–14–08 (G)	EUR18,200	$ 24,406,992
(Cost: $23,222,704)		

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

(Unaudited)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Mortgage-Backed Obligations – 1.43%		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO (Interest Only):		
5.5%, 9–15–17	$5,873	$ 941,663
5.0%, 11–15–17	510	59,928
5.0%, 4–15–19	1,021	150,022
5.0%, 4–15–19	500	72,990
5.0%, 2–15–20	467	2,485
5.0%, 7–15–21	972	50,596
5.0%, 6–15–22	654	15,089
5.0%, 7–15–22	2,989	71,999
5.0%, 11–15–22	520	82,048
5.0%, 1–15–23	682	20,238
5.5%, 3–15–23	940	189,239
5.0%, 4–15–23	524	30,616
5.0%, 5–15–23	902	146,229
5.0%, 8–15–23	669	115,810
5.5%, 11–15–23	3,735	191,076
5.5%, 11–15–23	1,499	86,167
5.0%, 9–15–24	1,551	95,924
5.5%, 9–15–24	822	50,544
5.5%, 4–15–25	431	32,353
5.5%, 4–15–25	220	27,638
5.0%, 9–15–25	2,344	167,151
5.5%, 10–15–25	1,993	416,123
5.0%, 4–15–26	2,315	174,046
5.0%, 10–15–28	459	89,493
5.5%, 2–15–30	627	70,177
5.0%, 8–15–30	1,212	124,307
5.5%, 3–15–31	905	123,905
6.0%, 11–15–35	1,073	247,245
Federal National Mortgage Association Agency		
REMIC/CMO (Interest Only):		
5.5%, 11–25–17	1,007	68,844
5.0%, 5–25–22	597	86,096
5.0%, 7–25–23	2,599	465,651
5.0%, 8–25–23	824	142,838
5.0%, 11–25–23	944	172,547
5.5%, 9–25–25	591	35,101
5.5%, 11–25–25	1,752	102,215
5.0%, 9–25–30	1,122	169,695
5.5%, 6–25–33	1,104	230,378
5.5%, 8–25–33	1,576	332,770
5.5%, 4–25–34	2,325	561,429
5.5%, 11–25–36	2,640	708,276

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only):		
5.0%, 1–20–30	$1,984	$ 211,009
5.0%, 6–20–31	1,955	268,797
5.5%, 3–20–32	1,069	181,327
5.0%, 7–20–33	513	104,502
5.5%, 11–20–33	2,010	364,216
5.5%, 6–20–35	1,500	358,701
5.5%, 7–20–35	741	171,863
5.5%, 7–20–35	606	90,088
5.5%, 10–16–35	710	175,429
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
5.5%, 11–15–16	225	222,707
5.5%, 11–15–16	77	76,308
5.5%, 12–15–16	723	715,027
5.5%, 12–15–16	165	163,350
		10,024,265
Treasury Inflation Protected Obligation – 1.68%		
United States Treasury Note,		
2.0%, 1–15–14 (K)	11,000	**11,824,812**
TOTAL UNITED STATES GOVERNMENT AND		
GOVERNMENT AGENCY OBLIGATIONS – 3.11%		**$ 21,849,077**
(Cost: $21,382,499)		

PUT OPTIONS	Number of Contracts	
Archer Daniels Midland Company, August 31.5,		
Expires 8–17–07	2,333	182,207
Corporate Executive Board Company (The) Collar,		
August 60, Expires 8–17–07	246	30,898
TOTAL PUT OPTIONS – 0.03%		**$ 213,105**
(Cost: $160,807)		

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

June 30, 2007   *(Unaudited)*

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.24%)	Face Amount in Thousands	Value
Chinese Yuan Renminbi, 11–9–07 (G)	CNY112,000	$ 35,315
Chinese Yuan Renminbi, 11–9–07 (G)	165,000	(24,757)
Chinese Yuan Renminbi, 11–16–07 (G)	14,000	1,609
Chinese Yuan Renminbi, 11–16–07 (G)	160,000	(60,566)
Chinese Yuan Renminbi, 12–6–07 (G)	7,500	643
Euro, 1–10–08 (G)	EUR15,900	512,171
Japanese Yen, 1–10–08 (G)	JPY4,910,000	(2,369,886)
Russian Ruble, 6–25–08 (G)	RUB496,000	128,174
Singapore Dollar, 8–21–07 (G)	SGD8,500	71,630
South Korean Won, 4–21–08 (G)	KRW10,400,000	42,002
		$ (1,663,665)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Capital Equipment – 2.15%		
Caterpillar Inc.:		
5.32%, 7–2–07	$10,000	$ 9,998,522
5.32%, 7–3–07	5,136	5,134,482
		15,133,004
Finance Companies – 0.71%		
General Electric Capital Corporation,		
5.26%, 7–2–07	5,000	4,999,269
Health Care – Drugs – 0.98%		
Abbott Laboratories,		
5.26%, 7–12–07	6,860	6,848,975
Household – General Products – 0.50%		
Procter & Gamble Company (The),		
5.26%, 8–20–07	3,500	3,474,431
Total Commercial Paper – 4.34%		30,455,679
Notes – 0.77%		
Non-Residential Construction		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank),		
5.37%, 7–5–07 (I)	5,400	5,400,000
TOTAL SHORT-TERM SECURITIES – 5.11%		$ 35,855,679

(Cost: $35,855,679)

See Notes to Schedule of Investments on page 21.

The Investments of Asset Strategy Portfolio

June 30, 2007   *(Unaudited)*

	Value
TOTAL INVESTMENT SECURITIES – 99.16%	**$696,419,153**
(Cost: $573,451,849)	
CASH[(B)] AND OTHER ASSETS, NET OF LIABILITIES – 0.84%	**5,874,812**
NET ASSETS – 100.00%	**$702,293,965**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

The following credit default swap agreements were outstanding at June 30, 2007. (See Note 7 to financial statements):

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Bear Stearns	CMBX BBB 7.1	2.0%	12–13–49	$ 2,200,000	$ 84,001
Goldman Sachs	CMBX BBB 7.1	2.0%	12–13–49	2,800,000	104,974
Merrill Lynch International	CMBX BBB 7.1	2.0%	12–13–49	1,700,000	70,794
Lehman Brothers	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	4,000,000	(199,553)
Merrill Lynch International	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	4,000,000	(206,708)
Morgan Stanley	Dow Jones CDX Emerging Markets Series 5	1.35%	6–20–11	8,000,000	(410,556)
Goldman Sachs	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	6,400,000	(32,162)
Lehman Brothers	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	6,000,000	(30,153)
	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	4,700,000	28,188
Morgan Stanley	Dow Jones CDX Emerging Markets Series 7	1.25%	6–20–12	1,900,000	11,395
Lehman Brothers	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	21,400,000	(310,181)
Merrill Lynch International	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	16,600,000	(232,371)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	3,000,000	205,732
Morgan Stanley	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	16,600,000	(235,274)
	Dow Jones CDX North America High Yield Series 7	3.25%	12–20–11	4,300,000	294,883

Notes to Schedule of Investments (Continued)

Counterparty	Reference Entity	Fixed Rate	Expiration Date	Notional Amount	Unrealized Appreciation (Depreciation)
Goldman Sachs	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	$2,100,000	$ (39,715)
Lehman Brothers	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	2,500,000	(47,280)
Morgan Stanley	Dow Jones CDX North America High Yield Series 8	2.75%	6–20–12	2,500,000	(47,280)
Goldman Sachs	Dow Jones LCDX Series 8	1.2%	6–20–12	2,200,000	(15,346)
	Dow Jones LCDX Series 8	1.2%	6–20–12	4,500,000	142
Bear Stearns	Federative Republic of Brazil	1.04%	3–20–12	3,500,000	(50,687)
Goldman Sachs	Federative Republic of Brazil	1.04%	3–20–12	3,700,000	(53,583)
Morgan Stanley	Federative Republic of Brazil	1.89%	6–20–11	5,200,000	(240,843)
	Federative Republic of Brazil	0.94%	4–20–12	6,200,000	(62,095)
Bear Stearns	Republic of Turkey	1.91%	3–20–12	3,100,000	(67,838)
Goldman Sachs	Republic of Turkey	1.92%	3–20–12	3,100,000	(69,086)
	Republic of Turkey	1.93%	3–20–12	3,100,000	(70,324)
	Republic of Turkey	1.76%	4–20–12	6,200,000	(93,175)
Lehman Brothers	Republic of Turkey	1.9%	3–20–12	3,100,000	(66,591)
					$(1,780,692)

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Cash and security serve as collateral for the following open futures contracts at June 30, 2007. (See Note 6 to financial statements):

Description	Type	Expiration Date	Number of Contracts	Market Value	Unrealized Appreciation (Depreciation)
Nasdaq 100 E-Mini	Short	9–21–07	695	$27,188,400	$(390,779)
Russell 2000 E-Mini	Short	9–21–07	236	19,873,560	(288,409)
S&P 500 E-Mini	Short	9–21–07	440	33,338,800	59,471
				$80,400,760	$(619,717)

(C)Security serves as cover for the following written call option outstanding as of June 30, 2007. (See Note 5 to financial statements):

Underlying Security	Contracts Subject to Call	Premium Received	Market Value
Corporate Executive Board Company (The) Collar	246	$ 44,034	$ 29,840

The Investments of Asset Strategy Portfolio

June 30, 2007   *(Unaudited)*

Notes to Schedule of Investments (Continued)

(D) Deemed to be an affiliate due to the Portfolio having at least 5% of the voting securities.

(E) Restricted security. At June 30, 2007, the following restricted security was owned:

Security	Acquisition Date	Shares	Cost	Market Value
Vietnam Azalea Fund Limited	6–28–07	300,000	$360,000	$300,000

The total market value of restricted securities represents approximately 0.04% of net assets at June 30, 2007.

(F) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $4,988,897 or 0.71% of net assets.

(G) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real, CNY – Chinese Yuan Renminbi, EUR – Euro, JPY – Japanese Yen, KRW – South Korean Won, RUB – Russian Ruble, SGD – Singapore Dollar).

(H) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $4,123,235 or 0.59% of net assets.

(I) Variable rate security. Interest rate disclosed is that which is in effect June 30, 2007.

(J) This security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(K) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ASSET STRATEGY PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investments – at value (Notes 1 and 3):	
Securities (cost – $558,298)	$682,042
Affiliated Company (cost – $360)	300
Bullion (cost – $14,794)	14,077
	696,419
Cash	67
Cash denominated in foreign currencies (cost – $1,897)	1,897
Deposit with brokers for swaps	2,112
Unrealized appreciation on swap agreements (Note 7)	800
Initial margin – futures	755
Amortized swap premiums paid (Note 7)	474
Receivables:	
Dividends and interest	1,862
Investment securities sold	1,355
Portfolio shares sold	641
Variation margin	105
Prepaid and other assets	9
Total assets	706,496

LIABILITIES

Unrealized depreciation on swap agreements (Note 7)	2,581
Amortized swap premiums received (Note 7)	394
Payable for investment securities purchased	359
Payable to Portfolio shareholders	163
Outstanding written options – at value (premium received – $44) (Note 5)	30
Accrued management fee (Note 2)	27
Accrued shareholder servicing (Note 2)	16
Accrued accounting services fee (Note 2)	14
Accrued service fee (Note 2)	10
Other	608
Total liabilities	4,202
Total net assets	$702,294

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 69
Additional paid-in capital	538,919
Accumulated undistributed income:	
Accumulated undistributed net investment income	8,242
Accumulated undistributed net realized gain on	
investment transactions	34,605
Net unrealized appreciation in value of investments	120,459
Net assets applicable to outstanding units of capital	$702,294
Net asset value, redemption and offering price per share	$10.1313
Capital shares outstanding	69,319
Capital shares authorized	130,000

See Notes to Financial Statements.

Statement of Operations

ASSET STRATEGY PORTFOLIO

For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $363)	$ 4,490
Interest and amortization.	3,964
Total income	8,454

Expenses (Note 2):

Investment management fee.	2,232
Service fee.	797
Custodian fees.	98
Accounting services fee	80
Shareholder servicing	18
Audit fees.	14
Legal fees	11
Other	61
Total	3,311
Less waiver of investment management fee (Notes 2 and 9)	(32)
Total expenses.	3,279
Net investment income	5,175

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	33,613
Realized net gain on forward currency contracts	524
Realized net loss on futures contracts	(14,493)
Realized net gain on written options.	52
Realized net loss on swaps	(612)
Realized net gain on foreign currency exchange transactions.	424
Realized net gain on investments	19,508
Unrealized appreciation in value of securities during the period	55,306
Unrealized depreciation in value of forward currency contracts	
during the period	(2,501)
Unrealized depreciation in value of futures contracts during the period	(620)
Unrealized appreciation in value of written options during the period	14
Unrealized appreciation in value of swaps during the period.	633
Unrealized depreciation in value of foreign currency exchange	
transactions during the period.	(24)
Unrealized appreciation in value of investments during the period	52,808
Net gain on investments.	72,316
Net increase in net assets resulting from operations	$77,491

See Notes to Financial Statements.

Statement of Changes in Net Assets

ASSET STRATEGY PORTFOLIO

(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 5,175	$ 6,090
Realized net gain on investments	19,508	106,546
Unrealized appreciation (depreciation)	52,808	(22,090)
Net increase in net assets resulting from operations.	77,491	90,546
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(2,000)
Realized gains on investment transactions.	(—)	(91,802)
	(—)	(93,802)
Capital share transactions[2].	22,656	189,235
Total increase	100,147	185,979
NET ASSETS		
Beginning of period.	602,147	416,168
End of period.	$702,294	$602,147
Undistributed net investment income	$ 8,242	$ 2,643

(1)See "Financial Highlights" on page 27.

(2)Shares issued from sale of shares	4,982	12,474
Shares issued from reinvestment of dividend and/or capital gains distribution	—	10,439
Shares redeemed.	(2,556)	(2,978)
Increase in outstanding capital shares	2,426	19,935
Value issued from sale of shares.	$ 46,781	$125,418
Value issued from reinvestment of dividend and/or capital gains distribution	—	93,802
Value redeemed	(24,125)	(29,985)
Increase in outstanding capital	$ 22,656	$189,235

See Notes to Financial Statements.

Financial Highlights

ASSET STRATEGY PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.........	$ 9.0016	$8.8625	$7.6926	$6.9237	$6.3078	$6.2046
Income from investment operations:						
Net investment income......	0.0733	0.0958	0.0836	0.0699	0.0769	0.1005
Net realized and unrealized gain on investments......	1.0564	1.7042	1.7847	0.8508	0.6469	0.1032
Total from investment operations................	1.1297	1.8000	1.8683	0.9207	0.7238	0.2037
Less distributions from:						
Net investment income......	(0.0000)	(0.0354)	(0.0762)	(0.0990)	(0.0769)	(0.1005)
Capital gains	(0.0000)	(1.6255)	(0.6222)	(0.0528)	(0.0310)	(0.0000)
Total distributions	(0.0000)	(1.6609)	(0.6984)	(0.1518)	(0.1079)	(0.1005)
Net asset value, end of period ...	$10.1313	$9.0016	$8.8625	$7.6926	$6.9237	$6.3078
Total return	12.76%	20.15%	24.27%	13.30%	11.47%	3.28%
Net assets, end of period (in millions)...............	$702	$602	$416	$282	$227	$167
Ratio of expenses to average net assets including expense waiver	1.03%[1]	1.02%	1.03%	1.06%	1.03%	1.04%
Ratio of net investment income to average net assets including expense waiver	1.62%[1]	1.16%	1.10%	1.02%	1.27%	1.90%
Ratio of expenses to average net assets excluding expense waiver....	1.04%[1]	1.03%	1.03%[2]	1.06%[2]	1.03%[2]	1.04%[2]
Ratio of net investment income to average net assets excluding expense waiver....	1.61%[1]	1.15%	1.10%[2]	1.02%[2]	1.27%[2]	1.90%[2]
Portfolio turnover rate.........	41%	148%	79%	118%	224%	95%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF BALANCED PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Balanced Portfolio had net assets totaling $554,845,221 invested in a diversified portfolio of:

71.52%	Domestic Common Stocks
16.48%	United States Government and Government Agency Obligations
4.93%	Foreign Common Stocks
4.16%	Cash and Cash Equivalents
2.38%	Domestic Corporate Debt Securities
0.30%	Other Government Securities
0.23%	Foreign Corporate Debt Securities

Asset Allocation

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



	Stocks.	**$76.45**
	Technology Stocks.	$16.13
	Health Care Stocks	$10.73
	Financial Services Stocks	$10.24
	Energy Stocks	$ 7.92
	Consumer Nondurables Stocks	$ 7.77
	Consumer Services Stocks	$ 4.77
	Miscellaneous Stocks	$ 3.85
	Utilities Stocks	$ 3.30
	Capital Goods Stocks	$ 3.11
	Multi-Industry Stocks	$ 3.02
	Retail Stocks	$ 2.96
	Raw Materials Stocks	$ 2.65
	Bonds.	**$19.39**
	United States Government and Government Agency Obligations. . . .	$16.48
	Corporate Debt Securities	$ 2.61
	Other Government Securities	$ 0.30
	Cash and Cash Equivalents.	**$ 4.16**

The Investments of Balanced Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Air Transportation – 0.89%		
Southwest Airlines Co.	333,000	$ 4,965,030
Aircraft – 1.73%		
Boeing Company (The)	100,100	9,625,616
Banks – 2.47%		
Bank of America Corporation......................	100,300	4,903,667
Northern Trust Corporation	137,200	8,809,612
		13,713,279
Beverages – 4.64%		
Anheuser-Busch Companies, Inc.	99,000	5,163,840
Brown-Forman Corporation, Class B................	71,200	5,203,296
Coca-Cola Company (The)	113,600	5,942,416
PepsiCo, Inc.	145,900	9,461,615
		25,771,167
Business Equipment and Services – 1.11%		
Pitney Bowes Inc.	131,300	6,147,466
Chemicals – Petroleum and Inorganic – 1.31%		
E.I. du Pont de Nemours and Company	143,400	7,290,456
Chemicals – Specialty – 1.34%		
Air Products and Chemicals, Inc.	92,200	7,410,114
Communications Equipment – 5.20%		
Cisco Systems, Inc.*	423,400	11,781,105
Nokia Corporation, Series A, ADR.................	339,500	9,543,345
QUALCOMM Incorporated........................	173,600	7,529,900
		28,854,350
Computers – Micro – 2.42%		
Apple Inc.*	109,800	13,402,188
Computers – Peripherals – 1.28%		
Microsoft Corporation...........................	240,900	7,096,914
Defense – 2.59%		
General Dynamics Corporation	183,600	14,361,192

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

COMMON STOCKS (Continued)	Shares	Value
Electrical Equipment – 1.15%		
Emerson Electric Co.	136,600	**$ 6,392,880**
Electronic Components – 2.91%		
Microchip Technology Incorporated	210,700	7,808,542
Texas Instruments Incorporated.	221,400	8,331,282
		16,139,824
Food and Related – 1.27%		
Wm. Wrigley Jr. Company	127,600	**7,057,556**
Health Care – Drugs – 5.20%		
Allergan, Inc.	134,600	7,758,344
Genentech, Inc.*	83,300	6,302,478
Gilead Sciences, Inc.*	192,600	7,471,917
Pfizer Inc.	286,900	7,336,033
		28,868,772
Health Care – General – 4.29%		
DENTSPLY International Inc.	212,500	8,127,063
Johnson & Johnson	163,300	10,062,546
Zimmer Holdings, Inc.*	66,100	5,611,229
		23,800,838
Hospital Supply and Management – 1.24%		
Medtronic, Inc.	132,700	**6,881,822**
Hotels and Gaming – 0.98%		
Las Vegas Sands, Inc.*	71,500	**5,461,885**
Household – General Products – 1.86%		
Colgate-Palmolive Company	158,900	**10,304,665**
Insurance – Life – 1.29%		
Aflac Incorporated	138,900	**7,139,460**
Insurance – Property and Casualty – 1.23%		
Berkshire Hathaway Inc., Class B*	1,900	**6,849,500**
Leisure Time Industry – 1.08%		
Time Warner Inc.	285,900	**6,015,336**

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Motion Pictures – 1.54%		
News Corporation Limited, Class A	402,700	**$ 8,541,267**
Multiple Industry – 3.02%		
Altria Group, Inc.	59,300	4,159,302
General Electric Company	328,756	12,584,780
		16,744,082
Non-Residential Construction – 1.96%		
Fluor Corporation	97,700	**10,880,849**
Petroleum – Domestic – 1.50%		
BP p.l.c., ADR	115,500	**8,332,170**
Petroleum – International – 4.22%		
Chevron Corporation	83,000	6,991,920
Exxon Mobil Corporation	195,546	16,402,398
		23,394,318
Petroleum – Services – 2.20%		
Schlumberger Limited	143,700	**12,205,878**
Publishing – 1.17%		
Meredith Corporation	105,500	**6,498,800**
Retail – General Merchandise – 2.20%		
Target Corporation	91,300	5,806,680
Wal-Mart Stores, Inc.	132,900	6,393,819
		12,200,499
Retail – Specialty Stores – 0.76%		
Best Buy Co., Inc.	90,000	**4,200,300**
Security and Commodity Brokers – 5.25%		
American Express Company	110,300	6,748,154
Chicago Mercantile Exchange Holdings Inc.	9,400	5,022,984
J.P. Morgan Chase & Co.	162,400	7,868,280
UBS AG	157,900	9,475,579
		29,114,997

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Timesharing and Software – 1.12%		
Paychex, Inc.	159,200	$ 6,228,700
Trucking and Shipping – 0.73%		
Expeditors International of Washington, Inc.	97,400	4,023,594
Utilities – Electric – 1.57%		
Exelon Corporation	119,800	8,697,480
Utilities – Telephone – 1.73%		
AT&T Inc.	231,000	9,586,500
TOTAL COMMON STOCKS – 76.45%		$424,199,744
(Cost: $301,778,629)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.06%		
Southwest Airlines Co.,		
7.875%, 9–1–07	$ 360	361,206
Banks – 0.24%		
Wells Fargo Bank, N.A.,		
7.55%, 6–21–10	1,250	1,322,791
Beverages – 0.30%		
Coca-Cola Enterprises Inc.,		
6.7%, 10–15–36	500	527,905
Diageo Capital plc,		
3.5%, 11–19–07	1,150	1,141,323
		1,669,228
Finance Companies – 0.99%		
American International Group,		
3.85%, 11–26–07 (A)	1,400	1,391,720
Banco Hipotecario Nacional:		
7.916%, 7–25–09 (A)	16	165
8.0%, 3–31–11 (A)	598	149,609

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust,		
6.56%, 11–18–35	$ 705	$ 707,386
First Union-Lehman Brothers Company,		
6.65%, 11–18–29	249	248,431
Mellon Residential Funding,		
6.75%, 6–26–28	97	96,660
Prudential Insurance Company of America,		
6.6%, 5–15–08 (A)	1,500	1,512,771
Unilever Capital Corporation,		
5.9%, 11–15–32	1,450	1,371,123
		5,477,865
Food and Related – 0.48%		
Archer-Daniels-Midland Company,		
7.0%, 2–1–31	1,350	1,459,913
Cargill, Inc.,		
6.375%, 6–1–12 (B)	1,150	1,184,717
		2,644,630
Insurance – Life – 0.26%		
StanCorp Financial Group, Inc.,		
6.875%, 10–1–12	1,375	**1,432,821**
Insurance – Property and Casualty – 0.28%		
Principal Life Global,		
6.25%, 2–15–12 (B)	1,500	**1,542,935**
TOTAL CORPORATE DEBT SECURITIES – 2.61%		**$ 14,451,476**
(Cost: $14,630,453)		
OTHER GOVERNMENT SECURITIES – 0.30%		
Canada		
Hydro-Quebec,		
8.0%, 2–1–13	1,500	**$ 1,674,747**
(Cost: $1,636,061)		

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 0.19%		
Federal National Mortgage Association,		
7.25%, 1–15–10	$1,000	$ 1,048,094
Mortgage-Backed Obligations – 2.89%		
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
6.23%, 1–1–08	1,570	1,566,653
6.0%, 9–1–17	548	551,806
5.0%, 1–1–18	442	429,108
5.5%, 4–1–18	219	216,327
5.0%, 5–1–18	219	212,250
4.5%, 7–1–18	2,857	2,722,391
7.0%, 9–1–25	86	89,058
6.5%, 10–1–28	347	354,235
6.5%, 2–1–29	251	256,447
7.5%, 4–1–31	204	214,631
7.0%, 7–1–31	316	330,839
7.0%, 9–1–31	249	260,084
7.0%, 9–1–31	329	342,144
7.0%, 11–1–31	74	77,174
6.5%, 2–1–32	1,114	1,141,335
7.0%, 2–1–32	380	397,100
7.0%, 2–1–32	368	384,178
7.0%, 3–1–32	240	250,369
7.0%, 7–1–32	595	616,566
6.0%, 9–1–32	2,157	2,147,550
6.0%, 2–1–33	516	513,398
5.5%, 5–1–33	1,638	1,587,310
5.5%, 5–1–33	434	420,590
5.5%, 6–1–33	750	726,507
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.0%, 8–15–28	27	26,657
6.5%, 8–15–28	57	58,433
United States Department of Veterans Affairs,		
Guaranteed REMIC Pass-Through Certificates,		
Vendee Mortgage Trust, 1997-A Class 3-A,		
8.293%, 12–15–26	131	137,453
		16,030,593

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

June 30, 2007 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Inflation Protected Obligation – 0.21%		
United States Treasury Note,		
3.0%, 7–15–12 (C)	$ 1,000	**$ 1,171,802**
Treasury Obligations – 13.19%		
United States Treasury Bonds:		
7.5%, 11–15–16	1,500	1,768,946
7.25%, 8–15–22	4,000	4,842,188
6.25%, 8–15–23	5,250	5,829,553
5.25%, 2–15–29	1,150	1,157,906
United States Treasury Notes:		
3.25%, 8–15–07	5,000	4,990,235
4.25%, 10–31–07	1,200	1,197,469
3.0%, 11–15–07	4,000	3,971,876
3.0%, 2–15–08	3,000	2,962,734
2.625%, 5–15–08	4,000	3,918,752
4.75%, 11–15–08	4,000	3,987,188
4.0%, 3–15–10	3,200	3,128,749
4.25%, 10–15–10	10,000	9,807,810
3.875%, 2–15–13	3,000	2,849,298
3.625%, 5–15–13	3,000	2,804,766
4.25%, 8–15–13	4,000	3,862,188
4.25%, 8–15–15	17,000	16,130,076
		73,209,734
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 16.48%		**$ 91,460,223**
(Cost: $92,850,852)		

SHORT-TERM SECURITIES		
Finance Companies – 1.38%		
Ciesco, LLC,		
5.37%, 7–2–07	2,154	2,153,679
PACCAR Financial Corp.:		
5.29%, 7–3–07	2,500	2,499,265
5.24%, 7–31–07	3,000	2,986,900
		7,639,844

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Insurance – Life – 1.08%		
American General Finance Corporation,		
5.27%, 7–2–07	$6,000	$ 5,999,121
Restaurants – 1.44%		
Starbucks Corporation,		
5.45%, 7–2–07	8,000	7,998,789
TOTAL SHORT-TERM SECURITIES – 3.90%		$ 21,637,754
(Cost: $21,637,754)		
TOTAL INVESTMENT SECURITIES – 99.74%		$553,423,944
(Cost: $432,533,749)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.26%		1,421,277
NET ASSETS – 100.00%		$554,845,221

See Notes to Schedule of Investments on page 37.

The Investments of Balanced Portfolio

June 30, 2007   *(Unaudited)*

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

 *No dividends were paid during the preceding 12 months.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $3,054,265 or 0.55% of net assets.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities has been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $2,727,652 or 0.49% of net assets.

(C) The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BALANCED PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $432,534) (Notes 1 and 3)	$553,424
Cash	1
Receivables:	
Dividends and interest.	1,686
Portfolio shares sold	183
Prepaid and other assets	9
Total assets	555,303

LIABILITIES

Payable to Portfolio shareholders.	335
Accrued management fee (Note 2)	21
Accrued shareholder servicing (Note 2).	15
Accrued accounting services fee (Note 2)	13
Accrued service fee (Note 2)	8
Other.	66
Total liabilities.	458
Total net assets	$554,845

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	60
Additional paid-in capital		442,835
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income.		4,335
Accumulated undistributed net realized loss on		
investment transactions		(13,275)
Net unrealized appreciation in value of investments.		120,890
Net assets applicable to outstanding units of capital.		$554,845

Net asset value, redemption and offering price per share.	$ 9.2164
Capital shares outstanding	60,202
Capital shares authorized	170,000

See Notes to Financial Statements.

Statement of Operations

BALANCED PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $84)	$ 3,781
Interest and amortization.	3,292
Total income	7,073

Expenses (Note 2):

Investment management fee.	1,947
Service fee.	695
Accounting services fee	76
Audit fees.	17
Shareholder servicing	17
Custodian fees.	10
Legal fees	10
Other	64
Total expenses	2,836
Net investment income	4,237

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	8,606
Unrealized appreciation in value of investments during the period	19,158
Net gain on investments	27,764
Net increase in net assets resulting from operations	$32,001

See Notes to Financial Statements.

Statement of Changes in Net Assets

BALANCED PORTFOLIO
(In Thousands)

(Unaudited)

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,237	$ 7,815
Realized net gain on investments	8,606	25,783
Unrealized appreciation.	19,158	26,992
Net increase in net assets resulting from operations.	32,001	60,590
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(7,700)
Realized gains on investment transactions.	(—)	(1,888)
	(—)	(9,588)
Capital share transactions[2].	(41,990)	(67,753)
Total decrease	(9,989)	(16,751)
NET ASSETS		
Beginning of period.	564,834	581,585
End of period.	$554,845	$564,834
Undistributed net investment income	$ 4,335	$ 98

(1)See "Financial Highlights" on page 41.

(2)Shares issued from sale of shares	811	2,013
Shares issued from reinvestment of dividend and/or capital gains distribution	—	1,102
Shares redeemed.	(5,491)	(11,268)
Decrease in outstanding capital shares.	(4,680)	(8,153)
Value issued from sale of shares.	$ 7,268	$ 16,982
Value issued from reinvestment of dividend and/or capital gains distribution	—	9,588
Value redeemed.	(49,258)	(94,323)
Decrease in outstanding capital.	$ (41,990)	$ (67,753)

See Notes to Financial Statements.

Financial Highlights

BALANCED PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$8.7056	$7.9631	$7.6783	$7.1491	$6.0423	$6.7224
Income (loss) from investment operations:						
Net investment income	0.0705	0.1224	0.0999	0.1096	0.0467	0.1145
Net realized and unrealized gain (loss) on investments	0.4403	0.7704	0.2851	0.5292	1.1068	(0.6801)
Total from investment operations	0.5108	0.8928	0.3850	0.6388	1.1535	(0.5656)
Less distributions from:						
Net investment income	(0.0000)	(0.1207)	(0.1002)	(0.1096)	(0.0467)	(0.1145)
Capital gains	(0.0000)	(0.0296)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.1503)	(0.1002)	(0.1096)	(0.0467)	(0.1145)
Net asset value, end of period	$9.2164	$8.7056	$7.9631	$7.6783	$7.1491	$6.0423
Total return	5.87%	11.21%	5.01%	8.93%	19.09%	−8.41%
Net assets, end of period (in millions)	$555	$565	$582	$628	$615	$168
Ratio of expenses to average net assets	1.02%[1]	1.01%	1.01%	1.02%	1.00%	1.01%
Ratio of net investment income to average net assets	1.52%[1]	1.37%	1.20%	1.45%	1.37%	1.79%
Portfolio turnover rate	5%	28%	52%	39%	43%	58%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF BOND PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Bond Portfolio had net assets totaling $215,038,791 invested in a diversified portfolio of:

88.34%	Domestic Bonds
9.26%	Foreign Bonds
2.40%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Corporate Debt Securities.	$43.10
United States Government Mortgage-Backed Obligations	$34.50
United States Government Agency Obligations	$10.96
United States Government Treasury Obligations	$ 6.39
Other Government Securities	$ 2.65
Cash and Cash Equivalents	$ 2.40

Quality Weightings

At June 30, 2007, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



AAA	59.89%
AA	8.19%
A	7.12%
BBB	13.28%
BB	4.00%
B	1.12%
Below B	0.06%
Not Rated	3.94%
Cash and Cash Equivalents	2.40%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Bond Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Banks – 2.38%		
First Union National Bank of Florida,		
6.18%, 2–15–36	$4,000	$ 4,118,152
SouthTrust Bank, National Association,		
6.125%, 1–9–28	1,000	1,005,534
		5,123,686
Broadcasting – 1.76%		
Comcast Cable Communications, Inc.,		
8.5%, 5–1–27	1,250	1,475,766
EchoStar DBS Corporation,		
6.375%, 10–1–11	750	735,000
TCA Cable TV, Inc.,		
6.53%, 2–1–28	1,000	1,005,420
Westinghouse Electric Corporation,		
8.875%, 6–14–14	500	559,446
		3,775,632
Business Equipment and Services – 0.19%		
Quebecor World Capital Corporation,		
4.875%, 11–15–08	425	412,250
Coal – 0.46%		
Peabody Energy Corporation,		
6.875%, 3–15–13	1,000	995,000
Communications Equipment – 0.23%		
Harris Corporation,		
6.35%, 2–1–28	500	501,384
Construction Materials – 1.24%		
Hanson PLC,		
7.875%, 9–27–10	2,500	2,668,535
Finance Companies – 23.86%		
Alternative Loan Trust 2005-J4,		
5.5%, 11–25–35	1,750	1,620,851
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through		
Certificates, Series 2005–2,		
4.783%, 7–10–43 (A)	2,500	2,412,390
CHL Mortgage Pass-Through Trust 2005–28,		
5.25%, 1–25–19	2,907	2,838,122
CHYPS CBO 1997–1 Ltd.,		
6.72%, 1–15–10 (B)	337	131,527

See Notes to Schedule of Investments on page 51.

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
COMM 2005-C6,		
5.144%, 6–10–44	$6,000	$ 5,858,703
First Horizon Alternative Mortgage Securities Trust 2005-FA6,		
5.5%, 9–25–35	2,265	2,187,194
GSR Mortgage Loan Trust 2004–2F,		
7.0%, 1–25–34	1,120	1,145,645
General Motors Acceptance Corporation,		
5.125%, 5–9–08	2,500	2,468,778
ISA Capital do Brasil S.A.,		
7.875%, 1–30–12 (C)	500	511,250
J.P. Morgan Chase Commercial Mortgage Securities Corp., Commercial Mortgage Pass-Through Certificates, Series 2004-C1,		
4.719%, 1–15–38	2,000	1,888,189
MASTR Adjustable Rate Mortgages Trust 2005–1,		
5.40914%, 3–25–35 (A)	2,959	2,930,624
Merrill Lynch Mortgage Trust 2005-CIP1,		
4.949%, 7–12–38 (A)	2,000	1,934,901
Preferred Term Securities XVI, Ltd. and Preferred Term Securities XVI, Inc.,		
7.96%, 3–23–35 (B)	1,250	1,268,750
Preferred Term Securities XVII, Ltd. and Preferred Term Securities XVII, Inc.,		
7.56%, 6–23–35 (B)	1,000	1,008,750
Student Loan Marketing Association,		
0.0%, 10–3–22	3,000	1,293,066
Structured Adjustable Rate Mortgage Loan Trust, Mortgage Pass-Through Certificates:		
Series 2004–3AC,		
4.9348%, 3–25–34 (A)	1,821	1,787,266
Series 2004–5,		
4.95831%, 5–25–34 (A)	1,725	1,622,278
Series 2004–6,		
5.11999%, 6–25–34 (A)	902	851,243
Series 2004–12,		
5.12324%, 9–25–34 (A)	2,975	2,838,395
Series 2004–18,		
5.19322%, 12–25–34 (A)	4,035	3,942,701
Series 2004-A,		
4.82596%, 2–25–34 (A)	1,117	1,107,819
Series 2005–21,		
5.6979%, 11–25–35 (A)	1,235	1,182,724

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Structured Adjustable Rate Mortgage Loan Trust:		
Series 2005–22,		
5.61469%, 12–25–35 (A)	$1,274	$ 1,215,891
Series 2006–1,		
6.08084%, 2–25–36 (A)	1,292	1,247,528
Structured Asset Securities Corporation, Mortgage		
Pass-Through Certificates, Series 2003–40A,		
4.9197%, 1–25–34 (A)	788	763,419
Structured Asset Securities Corporation		
Trust 2005–16,		
5.5%, 9–25–35	3,000	2,880,592
Wells Fargo Mortgage Pass-Through Certificates,		
Series 2003–10,		
4.5%, 9–25–18	2,500	2,363,939
		51,302,535
Food and Related – 0.24%		
ConAgra, Inc.,		
6.7%, 8–1–27	500	**519,070**
Forest and Paper Products – 1.31%		
Bowater Canada Finance Corporation,		
7.95%, 11–15–11	1,000	941,250
Champion International Corporation,		
6.65%, 12–15–37	1,500	1,509,394
Westvaco Corporation,		
7.5%, 6–15–27	364	373,195
		2,823,839
Homebuilders, Mobile Homes – 1.34%		
D.R. Horton, Inc.,		
8.0%, 2–1–09	1,364	1,402,316
Pulte Homes, Inc.,		
4.875%, 7–15–09	1,500	1,475,845
		2,878,161
Hospital Supply and Management – 0.49%		
HCA – The Healthcare Company,		
8.75%, 9–1–10	1,000	**1,043,750**
Household – General Products – 1.14%		
Procter & Gamble Company (The),		
8.0%, 9–1–24	2,000	**2,446,012**

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Household – Major Appliances – 0.47%		
Controladora Mabe S.A. de C.V.,		
6.5%, 12–15–15 (B)	$1,000	$ 1,002,500
Petroleum – Domestic – 0.59%		
Chesapeake Energy Corporation,		
7.5%, 9–15–13	1,250	1,271,875
Petroleum – International – 1.52%		
Pemex Project Funding Master Trust,		
7.375%, 12–15–14	3,000	3,260,535
Petroleum – Services – 0.97%		
Halliburton Company,		
6.75%, 2–1–27	2,000	2,088,790
Real Estate Investment Trust – 0.35%		
Diversified REIT Owner Trust 1999–1,		
6.78%, 3–18–11 (A)(B).	750	759,435
Utilities – Electric – 1.81%		
Dominion Resources, Inc.,		
5.25%, 8–1–33	2,500	2,391,298
HQI Transelec Chile S.A.,		
7.875%, 4–15–11	750	790,855
Pepco Holdings, Inc.,		
4.0%, 5–15–10	750	717,817
		3,899,970
Utilities – Gas and Pipeline – 0.96%		
Tennessee Gas Pipeline Company,		
7.0%, 3–15–27	2,000	2,057,510
Utilities – Telephone – 1.79%		
Deutsche Telekom International Finance B.V.,		
8.0%, 6–15–10	1,500	1,598,789
New York Telephone Company,		
6.7%, 11–1–23	750	739,336
Pacific Bell,		
7.25%, 11–1–27	750	768,366
Telefonos de Mexico, S.A. de C.V.,		
4.5%, 11–19–08	750	737,462
		3,843,953
TOTAL CORPORATE DEBT SECURITIES – 43.10%		**$92,674,422**

(Cost: $93,418,914)

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

June 30, 2007 (Unaudited)

OTHER GOVERNMENT SECURITIES	Principal Amount in Thousands	Value
Brazil – 0.26%		
Federative Republic of Brazil (The),		
9.25%, 10–22–10	$ 500	$ 552,500
Canada – 0.80%		
Province de Quebec,		
7.14%, 2–27–26	1,500	1,730,232
Japan – 1.10%		
Japanese Government 15 Year Floating Rate Bond,		
0.97194%, 1–20–18 (A)(D).	JPY300,000	2,365,888
Supranational – 0.49%		
Inter-American Development Bank,		
8.4%, 9–1–09	$1,000	1,062,884
TOTAL OTHER GOVERNMENT SECURITIES – 2.65%		$ 5,711,504
(Cost: $5,648,492)		

**UNITED STATES GOVERNMENT AND
  GOVERNMENT AGENCY OBLIGATIONS**

	Principal Amount in Thousands	Value
Agency Obligations – 10.96%		
Federal Agricultural Mortgage Corporation		
Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11	1,500	1,475,550
Federal Home Loan Bank,		
5.75%, 12–13–13	2,000	1,982,458
Federal Home Loan Mortgage Corporation:		
4.75%, 5–6–13	2,000	1,927,912
5.375%, 1–9–14	1,500	1,480,452
5.0%, 12–14–18	5,054	4,749,335
5.2%, 3–5–19	2,500	2,402,490
5.5%, 8–20–19	2,500	2,476,835
Federal National Mortgage Association:		
5.3%, 2–22–11	4,000	3,978,900
5.5%, 3–26–14	1,000	993,244
6.0%, 1–4–17	2,125	2,103,283
		23,570,459
Mortgage-Backed Obligations – 34.50%		
Federal Home Loan Mortgage Corporation		
Adjustable Rate Participation Certificates:		
5.239%, 6–1–34 (A)	469	463,246
5.695%, 7–1–36 (A)	1,345	1,339,211
5.953%, 1–1–37 (A)	2,382	2,402,962

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation		
Agency REMIC/CMO:		
5.0%, 5–15–19	$1,000	$ 957,935
5.0%, 7–15–19	1,031	990,599
5.0%, 5–15–23	1,500	1,429,910
5.5%, 4–15–24	2,434	132,320
5.5%, 4–15–24	625	27,452
5.0%, 3–15–25	4,000	3,707,099
6.0%, 3–15–29	321	321,323
5.0%, 7–15–29	1,588	188,261
7.5%, 9–15–29	578	606,677
4.25%, 3–15–31	262	250,383
5.0%, 9–15–31	2,711	439,382
5.0%, 9–15–32	1,500	1,382,741
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
5.0%, 6–1–21	1,790	1,730,962
6.0%, 9–1–21	2,258	2,268,076
5.0%, 11–1–21	2,822	2,727,234
5.0%, 7–1–25	2,480	2,362,387
6.0%, 2–1–27	2,688	2,685,908
6.0%, 11–1–28	583	582,446
6.5%, 10–1–31	112	114,086
6.5%, 11–1–31	120	122,214
6.0%, 2–1–32	285	284,791
5.0%, 3–1–35	1,626	1,527,678
5.5%, 10–1–35	1,305	1,261,438
5.5%, 8–1–36	1,896	1,829,301
5.453%, 12–1–36 (A)	3,693	3,668,091
Federal Home Loan Mortgage Corporation		
Non-Agency REMIC/CMO:		
5.5%, 12–15–13 (Interest Only)	661	112,270
5.5%, 3–15–31	2,000	1,985,232
5.5%, 9–15–31	3,750	3,693,241
Federal National Mortgage Association Agency		
REMIC/CMO:		
5.0%, 3–25–18	3,500	3,357,985
5.0%, 3–25–18 (Interest Only)	799	52,085
5.0%, 6–25–18	2,173	2,106,891
5.0%, 3–25–29	5,100	4,958,254
5.5%, 2–25–32	1,500	1,480,865
4.0%, 11–25–32	635	590,918
4.0%, 3–25–33	651	606,480
3.5%, 8–25–33	1,464	1,298,038
5.5%, 11–25–36 (Interest Only)	5,185	1,391,257

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.5%, 1–1–17	$ 846	$ 836,842
4.0%, 11–1–18	1,097	1,021,334
5.5%, 10–1–23	733	716,201
5.0%, 4–1–24	2,518	2,401,316
6.0%, 12–1–28	107	106,999
6.0%, 4–1–33	1,110	1,105,310
5.5%, 6–1–33	2,227	2,157,404
5.414%, 12–1–36 (A)	2,223	2,223,463
Federal National Mortgage Association Non-Agency REMIC/CMO:		
4.5%, 7–25–24	1,000	893,295
5.5%, 9–25–31	1,000	976,626
4.5%, 12–25–34	2,000	1,881,562
Government National Mortgage Association Agency REMIC/CMO (Interest Only),		
5.5%, 6–20–28	2,717	192,422
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
7.5%, 7–15–23	12	12,283
7.5%, 12–15–23	141	148,045
8.0%, 9–15–25	53	55,969
7.0%, 7–20–27	16	16,888
7.0%, 8–20–27	45	46,679
6.5%, 5–15–29	86	87,733
7.5%, 7–15–29	33	34,021
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	313	290,344
United States Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust: 2003–2 Class D,		
5.0%, 11–15–23	57	57,288
2003–2 Class E,		
5.0%, 12–15–25	1,500	1,490,415
		74,190,068

See Notes to Schedule of Investments on page 51.

The Investments of Bond Portfolio

June 30, 2007   (Unaudited)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Treasury Obligations – 6.39%		
United States Treasury Bond,		
6.125%, 11–15–27	$4,000	$ 4,458,124
United States Treasury Notes:		
4.0%, 4–15–10	2,000	1,953,906
4.375%, 8–15–12	2,250	2,199,200
4.0%, 2–15–15	4,400	4,120,186
5.125%, 5–15–16	1,000	1,005,625
		13,737,041
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 51.85%		**$111,497,568**
(Cost: $113,169,481)		
SHORT-TERM SECURITIES – 1.45%		
Forest and Paper Products		
Sonoco Products Co.,		
5.52%, 7–2–07	3,120	**$ 3,119,522**
(Cost: $3,119,522)		
TOTAL INVESTMENT SECURITIES – 99.05%		**$213,003,016**
(Cost: $215,356,409)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.95%		**2,035,775**
NET ASSETS – 100.00%		**$215,038,791**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2007.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $4,170,962 or 1.94% of net assets.

(C) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of this security amounted to 0.24% of net assets.

(D) Principal amount is denominated in the indicated foreign currency, where applicable (JPY – Japanese Yen).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

BOND PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $215,356) (Notes 1 and 3)	$213,003
Cash	1
Receivables:	
Dividends and interest.	1,960
Portfolio shares sold	278
Investment securities sold	100
Prepaid and other assets	4
Total assets	215,346

LIABILITIES

Payable to Portfolio shareholders	248
Accrued accounting services fee (Note 2)	7
Accrued management fee (Note 2)	6
Accrued shareholder servicing (Note 2)	6
Accrued service fee (Note 2)	3
Other	37
Total liabilities.	307
Total net assets	$215,039

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	40
Additional paid-in capital		215,018
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income.		5,059
Accumulated undistributed net realized loss on		
investment transactions		(2,724)
Net unrealized depreciation in value of investments.		(2,354)
Net assets applicable to outstanding units of capital.		$215,039

Net asset value, redemption and offering price per share.	$ 5.3225
Capital shares outstanding	40,402
Capital shares authorized	90,000

See Notes to Financial Statements.

Statement of Operations

BOND PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$5,869

Expenses (Note 2):

Investment management fee	557
Service fee	266
Accounting services fee	42
Legal fees	16
Audit fees	12
Custodian fees	7
Shareholder servicing	6
Other	28
Total	934
Less waiver of investment management fee (Notes 2 and 9)	(42)
Total expenses	892
Net investment income	4,977

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net loss on securities	(519)
Realized net loss on foreign currency transactions	(1)
Realized net loss on investments	(520)
Unrealized depreciation in value of investments during the period	(2,582)
Net loss on investments	(3,102)
Net increase in net assets resulting from operations	$1,875

See Notes to Financial Statements.

Statement of Changes in Net Assets

BOND PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 4,977	$ 9,393
Realized net loss on investments	(520)	(2,095)
Unrealized appreciation (depreciation)	(2,582)	1,432
Net increase in net assets resulting from operations.	1,875	8,730
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(9,300)
Realized gains on investment transactions.	(—)	(64)
	(—)	(9,364)
Capital share transactions[2].	260	1,546
Total increase	2,135	912
NET ASSETS		
Beginning of period.	212,904	211,992
End of period.	$215,039	$212,904
Undistributed net investment income	$ 5,059	$ 83

(1)See "Financial Highlights" on page 55.

(2)Shares issued from sale of shares	2,482	3,657
Shares issued from reinvestment of dividend and/or capital gains distribution	—	1,775
Shares redeemed.	(2,439)	(5,126)
Increase in outstanding capital shares	43	306
Value issued from sale of shares.	$ 13,249	$ 19,607
Value issued from reinvestment of dividend and/or capital gains distribution	—	9,364
Value redeemed	(12,989)	(27,425)
Increase in outstanding capital	$ 260	$ 1,546

See Notes to Financial Statements.

Financial Highlights

BOND PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.........	$5.2752	$5.2928	$5.4762	$5.5710	$5.6032	$5.3615
Income (loss) from investment operations:						
Net investment income......	0.1232	0.2434	0.2356	0.2463	0.2667	0.2396
Net realized and unrealized gain (loss) on investments	(0.0759)	(0.0182)	(0.1464)	(0.0302)	(0.0322)	0.2417
Total from investment operations................	0.0473	0.2252	0.0892	0.2161	0.2345	0.4813
Less distributions from:						
Net investment income......	(0.0000)	(0.2411)	(0.2464)	(0.2463)	(0.2667)	(0.2396)
Capital gains	(0.0000)	(0.0017)	(0.0262)	(0.0646)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.2428)	(0.2726)	(0.3109)	(0.2667)	(0.2396)
Net asset value, end of period..............	$5.3225	$5.2752	$5.2928	$5.4762	$5.5710	$5.6032
Total return	0.91%	4.24%	1.61%	3.88%	4.18%	8.98%
Net assets, end of period (in millions)...............	$215	$213	$212	$218	$235	$247
Ratio of expenses to average net assets including expense waiver	0.84%[1]	0.84%	0.86%	0.85%	0.84%	0.83%
Ratio of net investment income to average net assets including expense waiver	4.69%[1]	4.49%	4.17%	4.16%	4.26%	4.92%
Ratio of expenses to average net assets excluding expense waiver....	0.88%[1]	0.85%	0.86%[2]	0.85%[2]	0.84%[2]	0.83%[2]
Ratio of net investment income to average net assets excluding expense waiver....	4.65%[1]	4.48%	4.17%[2]	4.16%[2]	4.26%[2]	4.92%[2]
Portfolio turnover rate.........	18%	54%	43%	47%	53%	34%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF CORE EQUITY PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Core Equity Portfolio had net assets totaling $765,133,540 invested in a diversified portfolio of:

93.15%	Domestic Common Stocks
6.41%	Foreign Common Stocks
0.44%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Technology Stocks	$25.30
Financial Services Stocks	$15.75
Capital Goods Stocks	$10.19
Energy Stocks	$ 9.64
Raw Materials Stocks	$ 7.29
Health Care Stocks	$ 6.97
Retail Stocks	$ 5.45
Consumer Nondurables Stocks	$ 5.04
Utilities Stocks	$ 3.16
Consumer Durables Stocks	$ 3.09
Consumer Services Stocks	$ 2.72
Multi-Industry Stocks	$ 2.49
Transportation Stocks	$ 2.47
Cash and Cash Equivalents	$ 0.44

The Investments of Core Equity Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 4.61%		
Boeing Company (The)	366,700	**$ 35,261,872**
Beverages – 4.46%		
Coca-Cola Company (The)	379,400	19,846,414
PepsiCo, Inc.	219,900	14,260,515
		34,106,929
Broadcasting – 2.72%		
Comcast Corporation, Class A Special*	743,900	**20,780,847**
Capital Equipment – 7.02%		
Deere & Company	274,400	33,131,056
Illinois Tool Works Inc.	221,900	12,024,761
Joy Global Inc.	147,200	8,592,800
		53,748,617
Chemicals – Petroleum and Inorganic – 5.17%		
E.I. du Pont de Nemours and Company	390,900	19,873,356
Monsanto Company.	291,500	19,687,910
		39,561,266
Chemicals – Specialty – 2.12%		
Air Products and Chemicals, Inc.	202,050	**16,238,758**
Communications Equipment – 2.56%		
Cisco Systems, Inc.*	704,300	**19,597,147**
Computers – Main and Mini – 6.07%		
Hewlett-Packard Company.	593,000	26,459,660
Xerox Corporation*.	1,080,000	19,958,400
		46,418,060
Computers – Micro – 2.08%		
Apple Inc.*	130,300	**15,904,418**
Computers – Peripherals – 2.78%		
Adobe Systems Incorporated*	530,500	**21,288,965**
Defense – 3.96%		
General Dynamics Corporation	387,100	**30,278,962**

See Notes to Schedule of Investments on page 60.

The Investments of Core Equity Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 2.99%		
Intel Corporation.	611,900	$ 14,523,446
SanDisk Corporation*	171,000	8,367,885
		22,891,331
Electronic Instruments – 0.25%		
Applied Materials, Inc.	97,800	**1,942,797**
Food and Related – 0.58%		
Dean Foods Company	140,300	**4,471,361**
Health Care – Drugs – 6.97%		
Abbott Laboratories	450,900	24,145,695
Amgen Inc.*	183,200	10,128,212
Merck & Co., Inc.	106,100	5,283,780
Novartis AG, Registered Shares (A)	149,650	8,453,418
Schering-Plough Corporation	174,000	5,296,560
		53,307,665
Insurance – Property and Casualty – 0.70%		
Ambac Financial Group, Inc.	61,500	**5,362,185**
Metal Fabrication – 1.50%		
Precision Castparts Corp.	94,600	**11,480,656**
Motor Vehicles – 3.09%		
Ford Motor Company	2,512,700	**23,669,634**
Multiple Industry – 2.49%		
Altria Group, Inc.	250,300	17,556,042
Blackstone Group L.P. (The)*	50,000	1,463,500
		19,019,542
Non-Residential Construction – 1.67%		
Fluor Corporation	114,500	**12,751,865**
Petroleum – International – 3.11%		
Exxon Mobil Corporation	284,076	**23,828,295**

See Notes to Schedule of Investments on page 60.

The Investments of Core Equity Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Services – 6.53%		
Schlumberger Limited	174,500	$ 14,822,030
Smith International, Inc.	185,600	10,883,584
Transocean Inc.*.	51,500	5,457,970
Weatherford International Ltd.*	340,000	18,781,600
		49,945,184
Railroad – 2.47%		
Union Pacific Corporation	164,200	**18,907,630**
Restaurants – 1.10%		
YUM! Brands, Inc.	256,600	**8,395,952**
Retail – General Merchandise – 1.06%		
Target Corporation	127,200	**8,089,920**
Retail – Specialty Stores – 3.29%		
Lowe's Companies, Inc.	343,200	10,532,808
Tiffany & Co.	276,400	14,665,784
		25,198,592
Security and Commodity Brokers – 15.05%		
Charles Schwab Corporation (The)	903,100	18,513,550
Goldman Sachs Group, Inc. (The)	71,000	15,389,250
J.P. Morgan Chase & Co.	497,700	24,113,565
Merrill Lynch & Co., Inc.	163,200	13,640,256
Prudential Financial, Inc.	223,400	21,721,182
UBS AG (A)	362,000	21,811,871
		115,189,674
Utilities – Electric – 1.90%		
Mirant Corporation*	340,100	**14,505,265**
Utilities – Telephone – 1.26%		
Verizon Communications Inc.	234,500	**9,654,365**
TOTAL COMMON STOCKS – 99.56%		**$761,797,754**

(Cost: $604,995,607)

See Notes to Schedule of Investments on page 60.

The Investments of Core Equity Portfolio

June 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES – 0.65%	Principal Amount in Thousands	Value
Publishing		
E.W. Scripps Co.,		
5.35%, 7–2–07	$4,960	**$ 4,959,263**
(Cost: $4,959,263)		
TOTAL INVESTMENT SECURITIES – 100.21%		**$766,757,017**
(Cost: $609,954,870)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.21%)		**(1,623,477)**
NET ASSETS – 100.00%		**$765,133,540**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

CORE EQUITY PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts) *(Unaudited)*

ASSETS

Investment securities – at value (cost – $609,955) (Notes 1 and 3)	$766,757
Cash	1
Receivables:	
Investment securities sold	8,679
Dividends and interest	980
Portfolio shares sold	225
Prepaid and other assets	11
Total assets	776,653

LIABILITIES

Payable for investment securities purchased	10,923
Payable to Portfolio shareholders	412
Accrued management fee (Note 2)	27
Accrued shareholder servicing (Note 2)	20
Accrued accounting services fee (Note 2)	16
Accrued service fee (Note 2)	11
Other	110
Total liabilities	11,519
Total net assets	$765,134

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 56
Additional paid-in capital	547,464
Accumulated undistributed income:	
Accumulated undistributed net investment income	4,108
Accumulated undistributed net realized gain on	
investment transactions	56,702
Net unrealized appreciation in value of investments	156,804
Net assets applicable to outstanding units of capital	$765,134
Net asset value, redemption and offering price per share	$13.5626
Capital shares outstanding	56,415
Capital shares authorized	170,000

See Notes to Financial Statements.

Statement of Operations

CORE EQUITY PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands) *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $124)	$ 7,344
Interest and amortization.	194
Total income	7,538

Expenses (Note 2):

Investment management fee.	2,645
Service fee.	945
Accounting services fee	97
Custodian fees.	26
Shareholder servicing	22
Audit fees.	15
Legal fees	12
Other	87
Total	3,849
Less waiver of investment management fee (Notes 2 and 9)	(189)
Total expenses.	3,660
Net investment income	3,878

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities.	28,918
Realized net loss on foreign currency exchange transactions.	(18)
Realized net gain on investments	28,900
Unrealized appreciation in value of investments during the period	26,475
Net gain on investments.	55,375
Net increase in net assets resulting from operations	$59,253

See Notes to Financial Statements.

Statement of Changes in Net Assets

CORE EQUITY PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 3,878	$ 4,656
Realized net gain on investments	28,900	138,999
Unrealized appreciation (depreciation)	26,475	(26,886)
Net increase in net assets resulting		
from operations.	59,253	116,769
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(6,400)
Realized gains on investment transactions.	(—)	(20,679)
	(—)	(27,079)
Capital share transactions[2].	(55,868)	(51,091)
Total increase	3,385	38,599
NET ASSETS		
Beginning of period.	761,749	723,150
End of period.	$765,134	$761,749
Undistributed net investment income	$ 4,108	$ 248

(1) See "Financial Highlights" on page 64.

(2) Shares issued from sale of shares.	896	2,303
Shares issued from reinvestment of dividend		
and/or capital gains distribution	—	2,158
Shares redeemed.	(5,186)	(8,775)
Decrease in outstanding capital shares.	(4,290)	(4,314)
Value issued from sale of shares.	$ 11,620	$ 27,937
Value issued from reinvestment of dividend		
and/or capital gains distribution	—	27,079
Value redeemed	(67,488)	(106,107)
Decrease in outstanding capital.	$ (55,868)	$ (51,091)

See Notes to Financial Statements.

Financial Highlights

CORE EQUITY PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$12.5485	$11.1221	$10.2369	$ 9.3996	$8.0720	$10.3608
Income (loss) from investment operations:						
Net investment income . . .	0.0690	0.0805	0.0358	0.0622	0.0662	0.0476
Net realized and unrealized gain (loss) on investments.	0.9451	1.8084	0.8859	0.8373	1.3276	(2.2888)
Total from investment operations.	1.0141	1.8889	0.9217	0.8995	1.3938	(2.2412)
Less distributions from:						
Net investment income . . .	(0.0000)	(0.1093)	(0.0365)	(0.0622)	(0.0662)	(0.0476)
Capital gains	(0.0000)	(0.3532)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.4625)	(0.0365)	(0.0622)	(0.0662)	(0.0476)
Net asset value, end of period.	$13.5626	$12.5485	$11.1221	$10.2369	$9.3996	$ 8.0720
Total return	8.08%	16.99%	9.01%	9.57%	17.27%	−21.63%
Net assets, end of period (in millions).	$765	$762	$723	$737	$736	$650
Ratio of expenses to average net assets including expense waiver	0.97%[1]	0.99%	1.01%	1.01%	1.00%	0.99%
Ratio of net investment income to average net assets including expense waiver	1.03%[1]	0.62%	0.32%	0.62%	0.78%	0.50%
Ratio of expenses to average net assets excluding expense waiver	1.02%[1]	1.00%	1.01%[2]	1.01%[2]	1.00%[2]	0.99%[2]
Ratio of net investment income to average net assets excluding expense waiver	0.98%[1]	0.61%	0.32%[2]	0.62%[2]	0.78%[2]	0.50%[2]
Portfolio turnover rate	49%	103%	62%	54%	49%	38%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF DIVIDEND INCOME PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Dividend Income Portfolio had net assets totaling $102,346,778 invested in a diversified portfolio of:

84.42%	Domestic Common Stocks
8.52%	Cash and Cash Equivalents
7.06%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



	Financial Services Stocks	$17.89
	Energy Stocks	$16.13
	Cash and Cash Equivalents	$ 8.52
	Capital Goods Stocks	$ 8.49
	Consumer Nondurables Stocks	$ 8.22
	Technology Stocks	$ 8.00
	Multi-Industry Stocks	$ 7.13
	Utilities Stocks	$ 6.99
	Raw Materials Stocks	$ 6.13
	Miscellaneous Stocks	$ 3.62
	Shelter Stocks	$ 3.15
	Health Care Stocks	$ 3.09
	Consumer Services Stocks	$ 2.64

The Investments of Dividend Income Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 5.75%		
Boeing Company (The)	30,973	$ 2,978,364
Goodrich Corporation.	26,594	1,583,939
Raytheon Company	24,605	1,325,964
		5,888,267
Banks – 1.73%		
Bank of America Corporation.	36,302	**1,774,805**
Beverages – 3.94%		
Coca-Cola Company (The)	24,100	1,260,671
Diageo plc, ADR.	18,511	1,542,151
PepsiCo, Inc.	18,984	1,231,112
		4,033,934
Capital Equipment – 4.02%		
Caterpillar Inc.	12,153	951,580
Deere & Company	26,234	3,167,493
		4,119,073
Chemicals – Petroleum and Inorganic – 4.00%		
E.I. du Pont de Nemours and Company	29,577	1,503,695
Monsanto Company.	21,256	1,435,630
UAP Holding Corp.	38,176	1,150,816
		4,090,141
Chemicals – Specialty – 1.54%		
Air Products and Chemicals, Inc.	19,570	**1,572,841**
Computers – Peripherals – 1.21%		
Microsoft Corporation.	42,000	**1,237,320**
Electrical Equipment – 0.96%		
Emerson Electric Co.	21,018	**983,642**
Electronic Components – 1.04%		
Microchip Technology Incorporated	28,808	**1,067,624**
Health Care – Drugs – 2.14%		
Abbott Laboratories	22,000	1,178,100
Merck & Co., Inc.	20,350	1,013,430
		2,191,530
Hospital Supply and Management – 0.95%		
Medtronic, Inc.	18,748	**972,271**
Hotels and Gaming – 2.64%		
Harrah's Entertainment, Inc.	11,962	1,019,880
Starwood Hotels & Resorts Worldwide, Inc.	25,150	1,686,811
		2,706,691

See Notes to Schedule of Investments on page 69.

The Investments of Dividend Income Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Household – General Products – 3.23%		
Colgate-Palmolive Company	26,065	$ 1,690,315
Procter & Gamble Company (The)	26,318	1,610,398
		3,300,713
Insurance – Life – 0.93%		
Aflac Incorporated	18,444	948,022
Insurance – Property and Casualty – 5.05%		
ACE Limited	13,589	849,584
Ambac Financial Group, Inc.	14,650	1,277,334
Everest Re Group, Ltd.	9,319	1,012,416
MBIA Inc.	16,750	1,042,185
Travelers Companies, Inc. (The)	18,393	984,026
		5,165,545
Metal Fabrication – 1.19%		
Loews Corporation, Carolina Group	15,714	1,214,221
Mining – 0.59%		
Rio Tinto plc, ADR	1,974	604,281
Multiple Industry – 7.13%		
Altria Group, Inc.	40,357	2,830,640
Blackstone Group L.P. (The)*.	7,000	204,890
General Electric Company	66,718	2,553,965
NuStar GP Holdings, LLC	44,600	1,706,396
		7,295,891
Non-Residential Construction – 2.32%		
Fluor Corporation	21,311	2,373,406
Petroleum – International – 6.00%		
Anadarko Petroleum Corporation	27,238	1,416,104
Apache Corporation	17,059	1,391,844
Exxon Mobil Corporation	33,057	2,772,821
Marathon Oil Corporation.	9,282	556,549
		6,137,318
Petroleum – Services – 10.13%		
Baker Hughes Incorporated	25,377	2,134,967
Grant Prideco, Inc.*	20,174	1,085,966
National Oilwell Varco, Inc.*	13,849	1,443,620
Schlumberger Limited	39,239	3,332,961
Transocean Inc.*.	10,782	1,142,676
Weatherford International Ltd.*	22,124	1,222,130
		10,362,320

See Notes to Schedule of Investments on page 69.

The Investments of Dividend Income Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Railroad – 2.35%		
Burlington Northern Santa Fe Corporation	10,774	$ 917,298
Union Pacific Corporation	12,960	1,492,344
		2,409,642
Real Estate Investment Trust – 3.15%		
Douglas Emmett, Inc.	47,950	1,186,283
ProLogis	13,829	786,870
Simon Property Group, Inc.	13,386	1,245,433
		3,218,586
Restaurants – 1.27%		
McDonald's Corporation.	25,673	**1,303,161**
Security and Commodity Brokers – 10.18%		
AllianceBernstein Holding L.P.	32,245	2,808,217
Chicago Mercantile Exchange Holdings Inc.	4,873	2,603,936
J.P. Morgan Chase & Co.	43,216	2,093,815
NYMEX Holdings, Inc.	13,300	1,670,879
UBS AG	20,770	1,246,408
		10,423,255
Tobacco – 1.05%		
Reynolds American Inc.	16,522	**1,077,234**
Utilities – Electric – 2.71%		
Dominion Resources, Inc.	13,478	1,163,286
NRG Energy, Inc.*	38,792	1,612,583
		2,775,869
Utilities – Gas and Pipeline – 0.73%		
Enbridge Inc.	22,245	**751,436**
Utilities – Telephone – 3.55%		
AT&T Inc.	33,055	1,371,783
Iowa Telecommunications Services, Inc.	51,438	1,169,186
Windstream Corporation	73,864	1,090,233
		3,631,202
TOTAL COMMON STOCKS – 91.48%		**$ 93,630,241**

(Cost: $74,547,009)

See Notes to Schedule of Investments on page 69.

The Investments of Dividend Income Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Finance Companies		
Ciesco, LLC,		
5.37%, 7–2–07	$4,772	$ 4,771,288
PACCAR Financial Corp.:		
5.29%, 7–3–07	2,500	2,499,265
5.24%, 7–31–07	2,000	1,991,267
TOTAL SHORT-TERM SECURITIES – 9.05%		$ 9,261,820
(Cost: $9,261,820)		
TOTAL INVESTMENT SECURITIES – 100.53%		$102,892,061
(Cost: $83,808,829)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.53%)		(545,283)
NET ASSETS – 100.00%		$102,346,778

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No income dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

DIVIDEND INCOME PORTFOLIO

June 30, 2007
(In Thousands, Except for Per Share Amounts) — *(Unaudited)*

ASSETS

Investment securities – at value (cost – $83,809) (Notes 1 and 3)	$102,892
Cash	1
Receivables:	
Investment securities sold	954
Dividends and interest	179
Portfolio shares sold	47
Prepaid and other assets	1
Total assets	104,074

LIABILITIES

Payable for investment securities purchased	1,626
Payable to Portfolio shareholders	84
Accrued accounting services fee (Note 2)	5
Accrued management fee (Note 2)	4
Accrued service fee (Note 2)	2
Accrued shareholder servicing (Note 2)	2
Other	4
Total liabilities	1,727
Total net assets	$102,347

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 13
Additional paid-in capital	81,678
Accumulated undistributed income:	
Accumulated undistributed net investment income	638
Accumulated undistributed net realized gain on investment transactions	935
Net unrealized appreciation in value of investments	19,083
Net assets applicable to outstanding units of capital	$102,347
Net asset value, redemption and offering price per share	$ 7.6242
Capital shares outstanding	13,424
Capital shares authorized	60,000

See Notes to Financial Statements.

Statement of Operations

DIVIDEND INCOME PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $8)	$ 927
Interest and amortization.	171
Total income	1,098

Expenses (Note 2):

Investment management fee.	317
Service fee.	113
Accounting services fee	23
Audit fees.	9
Shareholder servicing	3
Custodian fees.	1
Legal fees	1
Other	9
Total expenses	476
Net investment income	622

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	642
Unrealized appreciation in value of investments during the period	7,016
Net gain on investments	7,658
Net increase in net assets resulting from operations	$8,280

See Notes to Financial Statements.

Statement of Changes in Net Assets

DIVIDEND INCOME PORTFOLIO
(In Thousands) *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 622	$ 978
Realized net gain on investments	642	864
Unrealized appreciation.	7,016	6,989
Net increase in net assets resulting from operations	8,280	8,831
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(970)
Realized gains on investment transactions.	(—)	(394)
	(—)	(1,364)
Capital share transactions[2].	13,005	30,195
Total increase	21,285	37,662
NET ASSETS		
Beginning of period.	81,062	43,400
End of period.	$102,347	$81,062
Undistributed net investment income	$ 638	$ 16

(1)See "Financial Highlights" on page 73.

(2)Shares issued from sale of shares	2,081	4,682
Shares issued from reinvestment of dividend and/or capital gains distribution	—	196
Shares redeemed.	(295)	(341)
Increase in outstanding capital shares	1,786	4,537
Value issued from sale of shares.	$ 15,166	$31,080
Value issued from reinvestment of dividend and/or capital gains distribution	—	1,364
Value redeemed	(2,161)	(2,249)
Increase in outstanding capital	$ 13,005	$30,195

See Notes to Financial Statements.

Financial Highlights

DIVIDEND INCOME PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,			For the fiscal period from 12-30-03[1] through 12-31-03
		2006	2005	2004	
Net asset value, beginning of period.	$6.9651	$6.1121	$5.4645	$5.0000	$5.0000
Income from investment operations:					
Net investment income	0.0461	0.0857	0.0643	0.0337	0.0000
Net realized and unrealized gain on investments.	0.6130	0.8867	0.6476	0.4645	0.0000
Total from investment operations	0.6591	0.9724	0.7119	0.4982	0.0000
Less distributions from:					
Net investment income	(0.0000)	(0.0849)	(0.0643)	(0.0337)	(0.0000)
Capital gains	(0.0000)	(0.0345)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.1194)	(0.0643)	(0.0337)	(0.0000)
Net asset value, end of period	$7.6242	$6.9651	$6.1121	$5.4645	$5.0000
Total return	9.46%	15.91%	13.03%	9.96%	0.00%
Net assets, end of period (in millions).	$102	$81	$43	$17	$—*
Ratio of expenses to average net assets including voluntary expense waiver	1.05%[2]	1.07%	0.93%	0.76%	0.00%
Ratio of net investment income to average net assets including voluntary expense waiver	1.37%[2]	1.63%	1.53%	2.08%	0.00%
Ratio of expenses to average net assets excluding voluntary expense waiver	1.05%[2][3]	1.07%[3]	1.12%	1.46%	0.00%
Ratio of net investment income to average net assets excluding voluntary expense waiver	1.37%[2][3]	1.63%[3]	1.34%	1.38%	0.00%
Portfolio turnover rate	17%	17%	22%	22%	0%

*Not shown due to rounding.
(1) Commencement of operations.
(2) Annualized.
(3) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF ENERGY PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Energy Portfolio had net assets totaling $11,762,666 invested in a diversified portfolio of:

73.97%	Domestic Common Stocks
19.99%	Foreign Common Stocks
6.04%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio was invested by industry and geographic region, respectively, as follows:

Sector Weightings



■	Energy Stocks	$67.19
■	Capital Goods Stocks	$12.11
■	Utilities Stocks	$ 8.07
■	Cash and Cash Equivalents	$ 6.04
■	Miscellaneous Stocks	$ 3.85
☐	Business Equipment and Services Stocks	$ 2.74

Country Weightings



	North America	**$79.52**
■	United States	$73.97
■	Canada	$ 5.55
	Bahamas/ Caribbean	**$ 8.05**
■	Bermuda	$ 4.72
■	Cayman Islands	$ 3.33
■	**Cash and Cash Equivalents**	**$ 6.04**
■	**Europe**[1]	**$ 4.35**
☐	**Other**	**$ 2.04**

(1)Includes $1.54 France, $0.76 Norway and $2.05 United Kingdom.

The Investments of Energy Portfolio

June 30, 2007 (Unaudited)

COMMON STOCKS	Shares	Value
Business Equipment and Services – 2.74%		
Bucyrus International, Inc., Class A	2,150	$ 152,091
Jacobs Engineering Group Inc.*	2,950	169,654
		321,745
Capital Equipment – 6.30%		
Cameron International Corporation*	4,400	314,468
Shaw Group Inc. (The)*	2,650	122,669
SunPower Corporation, Class A*	2,650	167,043
Suntech Power Holdings Co., Ltd., ADR*	3,750	136,763
		740,943
Coal – 2.28%		
Foundation Coal Holdings, Inc.	2,200	89,408
Peabody Energy Corporation	3,700	179,006
		268,414
Electrical Equipment – 2.81%		
First Solar, Inc.*	3,700	330,188
Electronic Instruments – 0.59%		
Energy Conversion Devices, Inc.*	2,250	69,300
Mining – 2.10%		
Arch Coal, Inc.	3,600	125,280
Cameco Corporation	2,400	121,776
		247,056
Multiple Industry – 1.16%		
Continental Resources, Inc.*	8,550	136,800
Non-Residential Construction – 3.00%		
Fluor Corporation	2,050	228,308
Technip SA, ADR	1,500	123,885
		352,193
Petroleum – Canada – 1.22%		
Suncor Energy Inc.	1,600	143,872
Petroleum – Domestic – 5.28%		
BP p.l.c., ADR	3,350	241,669
Sunoco, Inc.	1,800	143,424
Valero Energy Corporation	2,300	169,878
XTO Energy Inc.	1,100	66,110
		621,081

See Notes to Schedule of Investments on page 78.

The Investments of Energy Portfolio

COMMON STOCKS (Continued)	Shares	Value
Petroleum – International – 29.52%		
Anadarko Petroleum Corporation	3,950	$ 205,360
Apache Corporation	3,400	277,406
CNOOC Limited, ADR	1,000	113,690
ConocoPhillips	2,900	227,650
Devon Energy Corporation	3,050	238,784
ENSCO International Incorporated	3,000	183,030
EOG Resources, Inc.	3,000	219,180
Exxon Mobil Corporation	4,500	377,460
Hess Corporation	1,950	114,972
Marathon Oil Corporation	3,800	227,848
Newfield Exploration Company*	5,950	271,023
Noble Energy, Inc.	4,250	265,158
Occidental Petroleum Corporation	3,900	225,732
PetroChina Company Limited, ADR	450	66,906
Petroleo Brasileiro S.A. – Petrobras, ADR	500	60,635
Statoil ASA, ADR	2,900	89,929
TOTAL S.A., ADR	700	56,686
Talisman Energy Inc.	10,150	196,200
Ultra Petroleum Corp.*	1,000	55,240
		3,472,889
Petroleum – Services – 28.89%		
BJ Services Company	5,700	162,108
Baker Hughes Incorporated	4,300	361,759
Complete Production Services, Inc.*	8,900	230,065
FMC Technologies, Inc.*	850	67,337
Grant Prideco, Inc.*	4,800	258,384
Halliburton Company	5,000	172,500
Nabors Industries Ltd.*	8,100	270,378
National Oilwell Varco, Inc.*	4,400	458,656
Schlumberger Limited	5,000	424,700
Smith International, Inc.	4,600	269,744
TODCO, Class A*	3,900	184,119
Transocean Inc.*	2,400	254,352
Weatherford International Ltd.*	5,150	284,486
		3,398,588

See Notes to Schedule of Investments on page 78.

The Investments of Energy Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 5.50%		
Entergy Corporation.	2,450	$ 263,007
Exelon Corporation	3,100	225,060
Mirant Corporation*	1,200	51,180
NRG Energy, Inc.*	2,600	108,082
		647,329
Utilities – Gas and Pipeline – 2.57%		
Enbridge Inc.	5,650	190,857
Southwestern Energy Company*.	2,500	111,250
		302,107
TOTAL COMMON STOCKS – 93.96%		**$11,052,505**
(Cost: $9,494,013)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 3.49%		
PepsiCo, Inc.,		
5.33%, 7–2–07	$411	**410,939**
Forest and Paper Products – 4.25%		
Sonoco Products Co.,		
5.52%, 7–2–07	500	**499,923**
Insurance – Life – 4.25%		
American General Finance Corporation,		
5.27%, 7–2–07	500	**499,927**
Publishing – 4.06%		
E.W. Scripps Co.,		
5.35%, 7–2–07	477	**476,929**
TOTAL SHORT-TERM SECURITIES – 16.05%		**$ 1,887,718**
(Cost: $1,887,718)		
TOTAL INVESTMENT SECURITIES – 110.01%		**$12,940,223**
(Cost: $11,381,731)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (10.01%)		**(1,177,557)**
NET ASSETS – 100.00%		**$11,762,666**

See Notes to Schedule of Investments on page 78.

The Investments of Energy Portfolio

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

ENERGY PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $11,382) (Notes 1 and 3)	$12,940
Cash	2
Receivables:	
Portfolio shares sold	17
Dividends and interest.	3
Prepaid and other assets	1
Total assets	12,963

LIABILITIES

Payable for investment securities purchased	1,197
Accrued accounting services fee (Note 2)	1
Payable to Portfolio shareholders	1
Accrued service fee (Note 2)	—*
Accrued shareholder servicing (Note 2).	—*
Other	1
Total liabilities.	1,200
Total net assets	$11,763

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 2
Additional paid-in capital	10,173
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	38
Accumulated undistributed net realized loss on	
investment transactions	(8)
Net unrealized appreciation in value of investments.	1,558
Net assets applicable to outstanding units of capital.	$11,763
Net asset value, redemption and offering price per share.	$5.6698
Capital shares outstanding	2,075
Capital shares authorized	60,000

*Not shown due to rounding.

Statement of Operations

ENERGY PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $2)	$ 40
Interest and amortization	24
Total income	64

Expenses (Note 2):

Investment management fee	36
Service fee	10
Audit fees	7
Legal fees	5
Custodian fees	3
Accounting services fee	1
Shareholder servicing	—*
Other	1
Total	63
Less voluntary waiver of investment management fee (Note 2)	(36)
Total expenses	27
Net investment income	37

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(13)
Unrealized appreciation in value of investments during the period	1,730
Net gain on investments	1,717
Net increase in net assets resulting from operations	$1,754

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

ENERGY PORTFOLIO

(In Thousands)   *(Unaudited)*

	For the six months ended 6-30-07	For the period from 5-1-06[1] through 12-31-06
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 37	$ 36
Realized net gain (loss) on investments	(13)	5
Unrealized appreciation (depreciation)	1,730	(172)
Net increase (decrease) in net assets resulting from operations	1,754	(131)
Distributions to shareholders from (Note 1E):[2]		
Net investment income	(—)	(35)
Realized gains on investment transactions.	(—)	(—)
	(—)	(35)
Capital share transactions[3].	3,261	6,914
Total increase	5,015	6,748
NET ASSETS		
Beginning of period.	6,748	—
End of period.	$11,763	$6,748
Undistributed net investment income	$ 38	$ 1

(1) Commencement of operations.
(2) See "Financial Highlights" on page 82.

(3) Shares issued from sale of shares	705	1,559
Shares issued from reinvestment of dividend and/or capital gains distribution	—	8
Shares redeemed.	(86)	(111)
Increase in outstanding capital shares	619	1,456
Value issued from sale of shares.	$ 3,672	$7,375
Value issued from reinvestment of dividend and/or capital gains distribution	—	35
Value redeemed.	(411)	(496)
Increase in outstanding capital	$ 3,261	$6,914

See Notes to Financial Statements.

Financial Highlights

ENERGY PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the period from 5-1-06[1] through 12-31-06
Net asset value, beginning of period	$4.6351	$5.0000
Income (loss) from investment operations:		
Net investment income	0.0177	0.0248
Net realized and unrealized gain		
(loss) on investments.	1.0170	(0.3654)
Total from investment operations	1.0347	(0.3406)
Less distributions from:		
Net investment income	(0.0000)	(0.0243)
Capital gains	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.0243)
Net asset value, end of period	$5.6698	$4.6351
Total return	22.32%	−6.81%
Net assets, end of period (in millions)	$12	$7
Ratio of expenses to average net assets		
including voluntary expense waiver	0.64%[2]	0.64%[2]
Ratio of net investment income to		
average net assets including		
voluntary expense waiver	0.88%[2]	1.05%[2]
Ratio of expenses to average		
net assets excluding		
voluntary expense waiver	1.49%[2]	1.49%[2]
Ratio of net investment income to		
average net assets excluding		
voluntary expense waiver	0.03%[2]	0.20%[2]
Portfolio turnover rate	12%	12%

(1) Commencement of operations.
(2) Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF
GLOBAL NATURAL RESOURCES PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Global Natural Resources Portfolio had net assets totaling $125,438,239 invested in a diversified portfolio of:

50.08%	Foreign Common Stocks
35.46%	Domestic Common Stocks
14.38%	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts
0.08%	Corporate Debt Securities

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio was invested by geographic region and by industry, respectively, as follows:

Country Weightings



	North America	**$47.10**
	United States	$35.46
	Canada	$ 9.88
	Mexico.	$ 1.76
	Cash and Cash Equivalents and Unrealized Loss on Open Forward Currency Contracts	**$14.38**
	South America[1]	**$12.22**
	Pacific Basin[2]	**$ 8.62**
	Europe[3].	**$ 7.83**
	Bahamas/Caribbean	**$ 5.72**
	Cayman Islands	$ 4.70
	Bermuda	$ 1.02
	Other[4]	**$ 4.13**

(1)Includes $12.22 Brazil.

(2)Includes $1.68 China, $0.98 Hong Kong, $0.62 Japan, $1.34 Papua New Guinea, $0.07 Philippines, $0.57 South Korea, $1.25 Taiwan and $2.11 Thailand.

(3)Includes $0.08 Cyprus, $2.98 France, $1.24 Germany, $0.76 Luxembourg, $0.87 Norway, $0.18 Russia, $0.47 Switzerland and $1.25 United Kingdom.

(4)Includes $4.13 South Africa.

Sector Weightings



■	Energy Stocks	$32.75
■	Raw Materials Stocks	$26.58
■	Cash and Cash Equivalents, Corporate Debt Securities and Unrealized Loss on Open Forward Currency Contracts. . . .	$14.46
■	Capital Goods Stocks	$ 7.70
■	Multi-Industry Stocks.	$ 6.06
■	Miscellaneous Stocks	$ 5.98
■	Shelter Stocks	$ 3.73
□	Utilities Stocks	$ 2.74

The Investments of Global Natural Resources Portfolio

June 30, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Bermuda – 1.02%		
Aquarius Platinum Limited (A)	10,000	$ 314,069
China Gas Holdings Limited (A).	782,500	335,248
Weatherford International Ltd.*	11,400	629,736
		1,279,053
Brazil – 12.14%		
Aracruz Celulose S.A., ADR	11,800	781,632
Bradespar S.A. (A)	33,100	1,257,594
Brasil Ecodiesel Industria e Comercio de Biocombustiveis		
e Oleos Vegetais S.A. (A)*	11,700	75,210
CPFL Energia S.A. (A)	16,500	332,395
CPFL Energia S.A., ADR	5,400	327,942
Companhia de Saneamento Basico do Estado de Sao		
Paulo – SABESP, ADR	16,600	731,728
Companhia Energetica de Minas Gerais – CEMIG, ADR . .	47,800	1,008,580
Companhia Siderurgica Nacional (A)	25,300	1,306,314
Companhia Siderurgica Nacional, ADR	10,000	517,200
Companhia Vale do Rio Doce, ADR	87,700	3,907,035
Cosan S.A. Industria e Comercio (A)*	19,500	320,451
Suzano Bahia Sul Papel E Celulose S.A. (A)	193,100	2,600,694
Usinas Siderurgicas de Minas Gerais S.A. –		
USIMINA S (A)	14,500	955,391
Votorantim Celulose e Papel S.A. (A)	14,600	334,158
Votorantim Celulose e Papel S.A., ADR	34,100	776,457
		15,232,781
Canada – 9.88%		
ARISE Technologies Corporation (A)*	105,000	91,669
Agnico-Eagle Mines Limited (A)*	35,200	1,279,459
Barrick Gold Corporation (A)	53,600	1,558,829
Eldorado Gold Corporation (A)*	60,000	351,467
Goldcorp Inc. (A)	19,500	462,948
IAMGOLD Corporation (A)	194,800	1,499,516
Kinross Gold Corporation (A)*	126,600	1,472,494
Mullen Group Income Fund (A)	3,900	77,982
OPTI Canada Inc. (A)*	25,300	539,607
Pason Systems Inc. (A)	39,000	610,674
Progress Energy Trust (A)	35,600	432,113
Pure Energy Services Ltd. (A)*	4,900	48,988

See Notes to Schedule of Investments on page 90.

The Investments of Global Natural Resources Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Canada (Continued)		
Savanna Energy Services Corp. (A)*................	15,600	$ 292,889
Silver Wheaton Corp. (A)*	81,800	966,780
Sino-Forest Corporation (A)(B)*....................	13,000	186,717
Talisman Energy Inc. (A)	82,800	1,601,202
Trican Well Service Ltd. (A)	38,500	783,915
Xtreme Coil Drilling Corp. (A)*	12,700	131,143
		12,388,392
Cayman Islands – 4.70%		
Neo-Neon Holdings Limited (A)*	117,000	249,586
Noble Corporation	42,900	4,183,608
Suntech Power Holdings Co., Ltd., ADR*	40,000	1,458,800
		5,891,994
China – 1.68%		
China Shenhua Energy Company Limited, H Shares (A) ..	146,500	511,491
Xinao Gas Holdings Limited (A).....................	350,800	440,564
Yingli Green Energy Holding Company Limited*.........	80,000	1,160,000
		2,112,055
Cyprus – 0.08%		
Buried Hill Energy (Cyprus) Public Company Limited (B)(C)*	65,000	**97,500**
France – 2.98%		
L'Air Liquide S.A. (A)	4,600	606,651
Schneider Electric SA (A)	2,000	281,870
TOTAL S.A. (A)....................................	19,500	1,590,404
Vallourec (A).....................................	3,900	1,257,385
		3,736,310
Germany – 1.24%		
Q-Cells AG (A)*	7,800	668,888
SGL Carbon AG (A)*	9,700	403,045
Siemens AG (A)	3,400	488,015
		1,559,948
Hong Kong – 0.98%		
CNOOC Limited (A)................................	819,000	928,016
Guangdong Investment Limited (A)..................	506,000	295,089
		1,223,105
Japan – 0.62%		
DOWA HOLDINGS Co., Ltd. (A)	49,000	523,330
Sumitomo Electric Industries, Ltd. (A)*	16,600	247,534
		770,864
Luxembourg – 0.76%		
Tenaris S.A., ADR	19,500	**954,720**

See Notes to Schedule of Investments on page 90.

The Investments of Global Natural Resources Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Mexico – 1.76%		
Cemex, S.A. de C.V., ADR*	59,984	$ 2,213,410
Norway – 0.87%		
Statoil ASA (A)	35,100	1,092,234
Papua New Guinea – 1.34%		
Lihir Gold Limited (A)*	662,367	1,684,669
Philippines – 0.07%		
PNOC Energy Development Corporation (A)	748,800	90,665
Russia – 0.18%		
OAO LUKOIL, ADR	3,000	228,600
South Africa – 4.13%		
Gold Fields Limited (A).	97,400	1,507,684
Gold Fields Limited, ADR.	146,100	2,293,770
Impala Platinum Holdings Limited (A)	34,100	1,042,179
Mvelaphanda Resources Limited (A)*	39,000	336,611
		5,180,244
South Korea – 0.57%		
GS Holdings Corp. (A)	9,530	463,167
Korea Electric Power Corporation (A)	5,800	257,401
		720,568
Switzerland – 0.47%		
Givaudan SA, Registered Shares (A)	600	594,351
Taiwan – 1.25%		
Everlight Electronics Co., Ltd. (A)	146,100	522,325
Motech Industries Inc. (A)	54,500	713,047
Motech Industries Inc., GDR (B)*	25,000	327,085
		1,562,457
Thailand – 2.11%		
PTT Public Company Limited (A).	194,800	1,523,418
Rayong Refinery Public Company Limited (A)	292,200	164,191
Thai Oil Public Company Limited (A).	467,600	954,838
		2,642,447
United Kingdom – 1.25%		
BG Group plc (A)	48,900	806,686
Randgold Resources Limited, ADR.	29,200	647,510
Titanium Resources Group Ltd. (A)*	79,100	109,601
		1,563,797

See Notes to Schedule of Investments on page 90.

The Investments of Global Natural Resources Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
United States – 34.34%		
Air Products and Chemicals, Inc.	12,000	$ 964,440
Allegheny Technologies Incorporated	4,900	513,912
Andersons, Inc. (The)	14,300	648,290
Arch Coal, Inc.	54,200	1,886,160
Atwood Oceanics, Inc.*	17,500	1,200,850
Aventine Renewable Energy Holdings, Inc.*	31,500	534,555
Bunge Limited	13,600	1,149,200
Burlington Northern Santa Fe Corporation	6,800	578,952
CONSOL Energy Inc.	29,200	1,346,412
Cameron International Corporation*	8,800	628,936
Celanese Corporation, Series A	29,200	1,132,376
Cytec Industries Inc.	19,500	1,243,515
Diamond Offshore Drilling, Inc.	42,900	4,356,924
First Solar, Inc.*	1,800	160,632
General Electric Company	94,200	3,605,976
GlobalSanteFe Corporation	39,000	2,817,750
Grant Prideco, Inc.*	12,000	645,960
Helix Energy Solutions Group, Inc.*.	29,200	1,165,372
MEMC Electronic Materials, Inc.*	7,000	427,840
Oceaneering International, Inc.*	25,400	1,337,056
Peabody Energy Corporation.	43,800	2,119,044
Praxair, Inc.	29,300	2,109,307
Smith International, Inc.	44,000	2,580,160
SunPower Corporation, Class A*.	11,700	737,509
Superior Energy Services, Inc.*.	29,200	1,165,664
TETRA Technologies, Inc.*	38,000	1,071,600
Tesoro Corporation.	13,600	777,240
Ultra Petroleum Corp.*	12,200	673,928
Valero Energy Corporation.	55,500	4,099,230
VeraSun Energy Corporation*	20,800	301,184
WESCO International, Inc.*	3,900	235,755
		43,081,279
TOTAL COMMON STOCKS – 84.42%		**$105,901,443**
(Cost: $80,463,735)		
INVESTMENT FUNDS – 1.12%		
United States		
iShares Silver Trust*	7,000	865,550
UltraShort QQQ ProShares	24,000	1,095,840
UltraShort S&P500 ProShares	5,800	305,602
(Cost: $2,621,776)		$ 1,401,442

See Notes to Schedule of Investments on page 90.

The Investments of Global Natural Resources Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES – 0.08%	Principal Amount in Thousands	Value
Brazil		
Bahia Sul Celulose S.A.,		
0.0%, 12–1–12 (B)(D)...........................	BRL180	$ 101,521
(Cost: $88,593)		

UNREALIZED GAIN (LOSS) ON OPEN FORWARD CURRENCY CONTRACTS – (0.06%)	Face Amount in Thousands	
Canadian Dollar, 7–11–07 (D)	CAD1,400	(2,159)
Canadian Dollar, 7–18–07 (D)	1,100	(2,408)
Canadian Dollar, 7–25–07 (D)	400	(18,894)
Canadian Dollar, 8–1–07 (D)	610	(19,158)
Canadian Dollar, 8–8–07 (D)	610	(19,142)
Canadian Dollar, 8–15–07 (D)	610	(19,137)
Canadian Dollar, 8–22–07 (D)	1,000	6,730
Canadian Dollar, 8–29–07 (D)	1,000	6,359
Canadian Dollar, 9–5–07 (D)	900	1,989
Canadian Dollar, 9–12–07 (D)	1,200	7,569
Canadian Dollar, 9–19–07 (D)	1,100	(2,344)
Canadian Dollar, 9–26–07 (D)	1,100	(2,331)
South African Rand, 7–18–07 (D)	ZAR2,680	(3,959)
South African Rand, 7–25–07 (D)	1,500	(703)
South African Rand, 8–1–07 (D)	1,995	5,200
South African Rand, 8–15–07 (D)	1,995	5,290
South African Rand, 8–22–07 (D)	2,500	(9,417)
South African Rand, 8–29–07 (D)	1,900	(2,023)
South African Rand, 9–6–07 (D)	1,900	(1,986)
South African Rand, 9–12–07 (D)	2,800	(4,406)
South African Rand, 9–19–07 (D)	1,500	(514)
South African Rand, 9–27–07 (D)	570	(793)
		$ (76,237)

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Beverages – 3.19%		
PepsiCo, Inc.,		
5.33%, 7–2–07	$4,000	3,999,408

See Notes to Schedule of Investments on page 90.

The Investments of Global Natural Resources Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies – 6.55%		
Ciesco, LLC,		
5.37%, 7–2–07	$3,724	$ 3,723,444
PACCAR Financial Corp.:		
5.29%, 7–3–07	2,500	2,499,265
5.24%, 7–31–07	2,000	1,991,267
		8,213,976
Forest and Paper Products – 2.57%		
Sonoco Products Co.,		
5.52%, 7–2–07	3,225	3,224,505
Health Care – Drugs – 1.59%		
Abbott Laboratories,		
5.26%, 7–12–07	2,000	1,996,786
TOTAL SHORT-TERM SECURITIES – 13.90%		$ 17,434,675
(Cost: $17,434,675)		
TOTAL INVESTMENT SECURITIES – 99.46%		$124,762,844
(Cost: $100,608,779)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.54%		675,395
NET ASSETS – 100.00%		$125,438,239

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

  *No dividends were paid during the preceding 12 months.

(A) Listed on an exchange outside the United States.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $712,823 or 0.57% of net assets.

(C) Security valued in good faith by management's valuation committee subject to the supervision of the Board of Directors.

(D) Principal amounts are denominated in the indicated foreign currency, where applicable (BRL – Brazilian Real; CAD – Canadian Dollar; ZAR – South African Rand).

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GLOBAL NATURAL RESOURCES PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $100,609) (Notes 1 and 3)	$124,763
Cash	1
Cash denominated in foreign currencies (cost – $58)	59
Receivables:	
Investment securities sold	1,066
Dividends and interest	221
Portfolio shares sold	45
Prepaid and other assets	1
Total assets	126,156

LIABILITIES

Payable for investment securities purchased	669
Payable to Portfolio shareholders	10
Accrued management fee (Note 2)	7
Accrued accounting services fee (Note 2)	5
Accrued service fee (Note 2)	2
Accrued shareholder servicing (Note 2)	2
Other	23
Total liabilities	718
Total net assets	$125,438

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	14
Additional paid-in capital		92,561
Accumulated undistributed income:		
Accumulated undistributed net investment income		308
Accumulated undistributed net realized gain on		
investment transactions		8,398
Net unrealized appreciation in value of investments		24,157
Net assets applicable to outstanding units of capital		$125,438
Net asset value, redemption and offering price per share		$ 9.2371
Capital shares outstanding		13,580
Capital shares authorized		50,000

See Notes to Financial Statements.

Statement of Operations

GLOBAL NATURAL RESOURCES PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $70)	$ 979
Interest and amortization (net of foreign withholding taxes of $1)	67
Total income	1,046

Expenses (Note 2):

Investment management fee	522
Service fee	130
Accounting services fee	26
Custodian fees	16
Audit fees	11
Shareholder servicing	5
Other	15
Total expenses	725
Net investment income	321

REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	8,547
Realized net loss on forward currency contracts	(383)
Realized net loss on foreign currency exchange transactions	(26)
Realized net gain on investments	8,138
Unrealized appreciation in value of securities during the period	13,158
Unrealized depreciation in value of forward currency contracts during the period	(115)
Unrealized appreciation in value of foreign currency exchange transactions during the period	3
Unrealized appreciation in value of investments during the period	13,046
Net gain on investments	21,184
Net increase in net assets resulting from operations	$21,505

See Notes to Financial Statements.

Statement of Changes in Net Assets

GLOBAL NATURAL RESOURCES PORTFOLIO
(In Thousands)

(Unaudited)

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 321	$ 342
Realized net gain on investments	8,138	3,352
Unrealized appreciation.	13,046	8,107
Net increase in net assets resulting from operations.	21,505	11,801
Distributions to shareholders from (Note 1E):[(1)]		
Net investment income	(—)	(270)
Realized gains on investment transactions.	(—)	(3,166)
	(—)	(3,436)
Capital share transactions[(2)].	13,481	49,784
Total increase	34,986	58,149
NET ASSETS		
Beginning of period.	90,452	32,303
End of period.	$125,438	$90,452
Undistributed net investment income	$ 308	$ 13

(1)See "Financial Highlights" on page 94.

(2)Shares issued from sale of shares	2,031	6,926
Shares issued from reinvestment of dividend and/or capital gains distribution	—	454
Shares redeemed.	(398)	(583)
Increase in outstanding capital shares	1,633	6,797
Value issued from sale of shares.	$ 16,732	$50,652
Value issued from reinvestment of dividend and/or capital gains distribution	—	3,436
Value redeemed	(3,251)	(4,304)
Increase in outstanding capital	$ 13,481	$49,784

See Notes to Financial Statements.

Financial Highlights

GLOBAL NATURAL RESOURCES PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

(Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended 12-31-06	For the period from 4-28-05[1] through 12-31-05
Net asset value, beginning of period	$7.5711	$6.2719	$5.0000
Income (loss) from investment operations:			
Net investment income (loss)	0.0246	0.0295	(0.0112)
Net realized and unrealized gain on investments.	1.6414	1.5690	1.3132
Total from investment operations	1.6660	1.5985	1.3020
Less distributions from:			
Net investment income	(0.0000)	(0.0235)	(0.0000)
Capital gains	(0.0000)	(0.2758)	(0.0301)
Total distributions	(0.0000)	(0.2993)	(0.0301)
Net asset value, end of period	$9.2371	$7.5711	$6.2719
Total return	22.00%	25.49%	26.04%
Net assets, end of period (in millions)	$125	$90	$32
Ratio of expenses to average net assets	1.39%[2]	1.51%	2.17%[2]
Ratio of net investment income (loss) to average net assets	0.62%[2]	0.53%	−0.60%[2]
Portfolio turnover rate.	58%	111%	66%

(1)Commencement of operations.
(2)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF GROWTH PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Growth Portfolio had net assets totaling $1,184,841,848 invested in a diversified portfolio of:

89.80%	Domestic Common Stocks
9.20%	Foreign Common Stocks
1.00%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Technology Stocks	$26.23
Health Care Stocks	$18.53
Financial Services Stocks	$11.26
Consumer Nondurables Stocks	$ 9.95
Consumer Services Stocks	$ 5.80
Energy Stocks	$ 5.51
Capital Goods Stocks	$ 5.27
Raw Materials Stocks	$ 4.44
Retail Stocks	$ 4.27
Miscellaneous Stocks	$ 4.13
Business Equipment and Services Stocks	$ 3.61
Cash and Cash Equivalents	$ 1.00

The Investments of Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 3.11%		
Boeing Company (The)	320,000	$ 30,771,200
United Technologies Corporation.	85,000	6,029,050
		36,800,250
Beverages – 3.92%		
Coca-Cola Company (The)	225,000	11,769,750
PepsiCo, Inc.	535,000	34,694,750
		46,464,500
Broadcasting – 1.33%		
Comcast Corporation, Class A*.	561,000	15,766,905
Capital Equipment – 4.28%		
Deere & Company	320,000	38,636,800
Illinois Tool Works Inc.	115,000	6,231,850
Joy Global Inc.	100,000	5,837,500
		50,706,150
Chemicals – Petroleum and Inorganic – 4.44%		
E.I. du Pont de Nemours and Company	165,000	8,388,600
Monsanto Company.	655,000	44,238,700
		52,627,300
Communications Equipment – 5.70%		
Cisco Systems, Inc.*	1,710,000	47,580,750
Nokia Corporation, Series A, ADR.	200,000	5,622,000
QUALCOMM Incorporated.	330,000	14,313,750
		67,516,500
Computers – Main and Mini – 1.77%		
Hewlett-Packard Company.	470,000	20,971,400
Computers – Micro – 4.61%		
Apple Inc.*	448,000	54,682,880
Computers – Peripherals – 7.02%		
Adobe Systems Incorporated*.	945,000	37,922,850
Electronic Arts Inc.*	445,000	21,050,725
Microsoft Corporation.	821,100	24,189,606
		83,163,181
Consumer Electronics – 2.50%		
Research In Motion Limited*	148,200	29,651,115

See Notes to Schedule of Investments on page 99.

The Investments of Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Defense – 2.21%		
General Dynamics Corporation	334,600	$ 26,172,412
Electrical Equipment – 0.99%		
Emerson Electric Co.	250,000	11,700,000
Electronic Components – 1.81%		
Broadcom Corporation, Class A*.	297,500	8,698,900
Microchip Technology Incorporated	343,600	12,733,816
		21,432,716
Food and Related – 0.73%		
Wm. Wrigley Jr. Company	157,000	8,683,670
Health Care – Drugs – 13.59%		
Abbott Laboratories	703,000	37,645,650
Alcon, Inc.	102,100	13,774,311
Allergan, Inc.	201,000	11,585,640
Genentech, Inc.*	430,000	32,533,800
Gilead Sciences, Inc.*	1,014,800	39,369,166
Roche Holding Ltd, ADR	130,000	11,553,750
Schering-Plough Corporation	480,000	14,611,200
		161,073,517
Health Care – General – 4.16%		
Baxter International Inc.	335,000	18,873,900
DENTSPLY International Inc.	335,000	12,812,075
Zimmer Holdings, Inc.*.	207,900	17,648,631
		49,334,606
Hospital Supply and Management – 0.78%		
Medtronic, Inc.	178,500	9,257,010
Hotels and Gaming – 4.47%		
International Game Technology	605,000	24,018,500
Las Vegas Sands, Inc.*	378,900	28,944,171
		52,962,671
Household – General Products – 5.30%		
Colgate-Palmolive Company	695,000	45,070,750
Procter & Gamble Company (The)	290,000	17,745,100
		62,815,850

See Notes to Schedule of Investments on page 99.

The Investments of Growth Portfolio

COMMON STOCKS (Continued)	Shares	Value
Insurance – Life – 0.59%		
Aflac Incorporated	135,000	$ 6,939,000
Insurance – Property and Casualty – 1.16%		
Ambac Financial Group, Inc.	157,500	13,732,425
Motor Vehicles – 0.40%		
Harley-Davidson, Inc.	80,200	4,780,722
Petroleum – Services – 5.51%		
Schlumberger Limited	383,100	32,540,514
Smith International, Inc.	557,800	32,709,392
		65,249,906
Restaurants – 0.99%		
YUM! Brands, Inc.	358,800	11,739,936
Retail – Food Stores – 0.76%		
Walgreen Co.	206,900	9,008,426
Retail – General Merchandise – 2.52%		
Kohl's Corporation*.	165,000	11,719,950
Target Corporation	285,000	18,126,000
		29,845,950
Security and Commodity Brokers – 9.51%		
Chicago Mercantile Exchange Holdings Inc.	78,200	41,786,952
Goldman Sachs Group, Inc. (The)	147,600	31,992,300
NYMEX Holdings, Inc.	40,000	5,025,200
UBS AG	565,000	33,905,650
		112,710,102
Timesharing and Software – 3.61%		
Google Inc., Class A*.	81,660	42,738,394
Utilities – Telephone – 1.23%		
America Movil, S.A. de C.V.	130,000	8,050,900
China Mobile (Hong Kong) Limited, ADR	120,000	6,468,000
		14,518,900
TOTAL COMMON STOCKS – 99.00%		**$1,173,046,394**
(Cost: $892,960,325)		

See Notes to Schedule of Investments on page 99.

The Investments of Growth Portfolio

June 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Publishing – 0.29%		
E.W. Scripps Co.,		
5.35%, 7–2–07	$3,403	$ 3,402,494
Utilities – Telephone – 0.25%		
AT&T Inc.,		
5.28%, 7–25–07	3,000	2,989,440
TOTAL SHORT-TERM SECURITIES – 0.54%		$ 6,391,934
(Cost: $6,391,934)		
TOTAL INVESTMENT SECURITIES – 99.54%		$1,179,438,328
(Cost: $899,352,259)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.46%		5,403,520
NET ASSETS – 100.00%		$1,184,841,848

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

GROWTH PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $899,352) (Notes 1 and 3)	$1,179,438
Cash	2
Receivables:	
Investment securities sold	5,614
Dividends and interest	720
Portfolio shares sold	177
Prepaid and other assets	19
Total assets	1,185,970

LIABILITIES

Payable to Portfolio shareholders	852
Accrued management fee (Note 2)	43
Accrued shareholder servicing (Note 2)	31
Accrued accounting services fee (Note 2)	21
Accrued service fee (Note 2)	16
Other	165
Total liabilities	1,128
Total net assets	$1,184,842

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 112
Additional paid-in capital	958,358
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income	560
Accumulated undistributed net realized loss on	
investment transactions	(54,274)
Net unrealized appreciation in value of investments	280,086
Net assets applicable to outstanding units of capital	$1,184,842
Net asset value, redemption and offering price per share	$ 10.5357
Capital shares outstanding	112,460
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

GROWTH PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $210)	$ 5,973
Interest and amortization.	378
Total income	6,351

Expenses (Note 2):

Investment management fee.	4,064
Service fee.	1,468
Accounting services fee	124
Shareholder servicing	35
Legal fees	21
Custodian fees.	18
Audit fees.	17
Other	138
Total	5,885
Less waiver of investment management fee (Notes 2 and 9)	(149)
Total expenses.	5,736
Net investment income	615

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	51,674
Unrealized appreciation in value of investments during the period	35,660
Net gain on investments	87,334
Net increase in net assets resulting from operations	$87,949

See Notes to Financial Statements.

Statement of Changes in Net Assets

GROWTH PORTFOLIO
(In Thousands)

(Unaudited)

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income (loss)	$ 615	$ (1)
Realized net gain on investments	51,674	79,840
Unrealized appreciation (depreciation)	35,660	(21,637)
Net increase in net assets resulting from operations.	87,949	58,202
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(—)
Realized gains on investment transactions.	(—)	(—)
	(—)	(—)
Capital share transactions[2]	(80,092)	(133,479)
Total increase (decrease)	7,857	(75,277)
NET ASSETS		
Beginning of period.	1,176,985	1,252,262
End of period.	$1,184,842	$1,176,985
Undistributed net investment income (loss)	$ 560	$ (55)

(1)See "Financial Highlights" on page 103.

(2)Shares issued from sale of shares	2,135	5,747
Shares issued from reinvestment of dividend and/or capital gains distribution	—	—
Shares redeemed.	(10,005)	(19,889)
Decrease in outstanding capital shares.	(7,870)	(14,142)
Value issued from sale of shares.	$ 21,736	$ 54,351
Value issued from reinvestment of dividend and/or capital gains distribution	—	—
Value redeemed.	(101,828)	(187,830)
Decrease in outstanding capital.	$ (80,092)	$ (133,479)

See Notes to Financial Statements.

Financial Highlights

GROWTH PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

(Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.	$ 9.7813	$9.3125	$8.3728	$8.1267	$6.6041	$8.3923
Income (loss) from investment operations:						
Net investment income (loss).	0.0054	(0.0001)	(0.0029)	0.0228	(0.0048)	0.0009
Net realized and unrealized gain (loss) on investments.	0.7490	0.4689	0.9429	0.2460	1.5275	(1.7882)
Total from investment operations.	0.7544	0.4688	0.9400	0.2688	1.5227	(1.7873)
Less distributions from:						
Net investment income.	(0.0000)	(0.0000)	(0.0003)	(0.0227)	(0.0001)	(0.0009)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.0000)	(0.0003)	(0.0227)	(0.0001)	(0.0009)
Net asset value, end of period.	$10.5357	$9.7813	$9.3125	$8.3728	$8.1267	$6.6041
Total return	7.71%	5.04%	11.23%	3.31%	23.06%	−21.30%
Net assets, end of period (in millions).	$1,185	$1,177	$1,252	$1,252	$1,283	$705
Ratio of expenses to average net assets including expense waiver . . .	0.98%[1]	0.99%	1.00%	1.00%	0.99%	0.99%
Ratio of net investment income (loss) to average net assets including expense waiver	0.10%[1]	0.00%	−0.03%	0.27%	−0.09%	0.01%
Ratio of expenses to average net assets excluding expense waiver. . .	1.00%[1]	1.00%	1.00%[2]	1.00%[2]	0.99%[2]	0.99%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.08%[1]	−0.01%	−0.03%[2]	0.27%[2]	−0.09%[2]	0.01%[2]
Portfolio turnover rate	26%	67%	59%	81%	59%	41%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF HIGH INCOME PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target High Income Portfolio had net assets totaling $215,114,498 invested in a diversified portfolio of:

93.67%	Domestic Corporate Debt Securities
3.53%	Foreign Corporate Debt Securities
1.98%	Cash and Cash Equivalents
0.82%	Common Stocks and Warrants

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Financial Services Bonds	$12.19
Capital Goods Bonds	$10.42
Business Equipment and Services Bonds	$10.20
Health Care Bonds	$ 8.77
Raw Materials Bonds	$ 8.68
Consumer Services Bonds	$ 8.26
Retail Bonds	$ 7.47
Consumer Nondurables Bonds.	$ 6.46
Multi Industry Bonds	$ 5.50
Miscellaneous Bonds	$ 4.79
Technology Bonds.	$ 4.39
Energy Bonds	$ 4.18
Consumer Durables Bonds	$ 3.13
Utilities Bonds	$ 2.76
Cash and Cash Equivalents	$ 1.98
Common Stocks and Warrants	$ 0.82

Quality Weightings

On June 30, 2007, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



■	BB	10.95%
■	B	59.23%
■	CCC.	26.68%
■	Not Rated	0.34%
□	Cash and Cash Equivalents and Equities.	2.80%

Ratings reflected in the wheel above are taken from Standard & Poors.

The Investments of High Income Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS AND WARRANTS	Shares	Value
Broadcasting – 0.05%		
Citadel Broadcasting Corporation	15,000	$ 96,750
Chemicals – Specialty – 0.09%		
Mosaic Company*	5,000	195,100
Hospital Supply and Management – 0.13%		
HMS Holdings Corp.*.	14,000	268,240
Hotels and Gaming – 0.16%		
Pinnacle Entertainment, Inc.*	12,500	351,875
Petroleum – Services – 0.39%		
Baker Hughes Incorporated.	5,000	420,650
Schlumberger Limited	5,000	424,700
		845,350
Utilities – Telephone – 0.00%		
GT Group Telecom, Inc., Warrants (A)(B)*	300	–**
TOTAL COMMON STOCKS AND WARRANTS – 0.82%		$ 1,757,315
(Cost: $1,326,759)		

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	
Air Transportation – 0.69%		
Continental Airlines, Inc.,		
7.339%, 4–19–14	$1,500	1,481,250
Aircraft – 0.87%		
Esterline Technologies Corporation,		
7.75%, 6–15–13	750	757,500
L–3 Communications Corporation:		
6.125%, 1–15–14	200	188,500
5.875%, 1–15–15	1,000	927,500
		1,873,500
Apparel – 0.71%		
Oxford Industries, Inc.,		
8.875%, 6–1–11	500	516,250
Perry Ellis International, Inc.,		
8.875%, 9–15–13	1,000	1,015,000
		1,531,250

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Beverages – 0.81%		
Constellation Brands, Inc.,		
7.25%, 9–1–16	$ 750	$ 731,250
Cott Beverages Inc.,		
8.0%, 12–15–11	1,000	1,010,000
		1,741,250
Broadcasting – 3.53%		
Cablevision Systems Corporation,		
9.82%, 4–1–09 (C)	1,835	1,917,575
Charter Communications Operating, LLC and Charter		
Communications Operating Capital Corp.,		
8.0%, 4–30–12 (D)	1,000	1,012,500
Insight Communications Company, Inc.,		
12.25%, 2–15–11	1,500	1,567,500
PanAmSat Corporation,		
9.0%, 6–15–16	1,000	1,047,500
Radio One, Inc.,		
8.875%, 7–1–11	2,000	2,052,500
		7,597,575
Business Equipment and Services – 9.90%		
Allied Waste North America, Inc.,		
7.125%, 5–15–16	2,000	1,955,000
Carriage Services, Inc.,		
7.875%, 1–15–15	150	151,875
Corrections Corporation of America,		
7.5%, 5–1–11	1,000	1,013,750
Da-Lite Screen Company, Inc.,		
9.5%, 5–15–11	2,000	2,100,000
Hexion U.S. Finance Corp. and Hexion Nova Scotia		
Finance, ULC,		
9.75%, 11–15–14	1,750	1,811,250
Iron Mountain Incorporated,		
8.625%, 4–1–13	1,500	1,503,750
Lamar Advertising Company,		
6.625%, 8–15–15	2,000	1,895,000
Lamar Media Corp.,		
6.625%, 8–15–15	500	473,750
Mobile Mini, Inc.,		
6.875%, 5–1–15 (D)	1,200	1,164,000
R.H. Donnelley Corporation,		
6.875%, 1–15–13	750	710,625

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Business Equipment and Services (Continued)		
SunGard Data Systems Inc.,		
10.25%, 8–15–15	$3,000	$ 3,172,500
Tube City IMS Corporation,		
9.75%, 2–1–15 (D)	640	656,000
West Corporation:		
9.5%, 10–15–14	1,000	1,025,000
11.0%, 10–15–16	3,500	3,657,500
		21,290,000
Capital Equipment – 3.47%		
CDRV Investors, Inc.:		
9.86%, 12–1–11 (C)(D).	400	400,000
0.0%, 1–1–15 (E)	1,105	1,005,550
Chase Merger Sub, Inc.:		
9.5%, 8–1–14	1,025	1,050,625
11.75%, 8–1–16	500	537,500
RBS Global, Inc. and Rexnord LLC,		
8.875%, 9–1–16	310	310,775
Simmons Bedding Company,		
7.875%, 1–15–14	1,225	1,218,875
Simmons Company,		
0.0%, 12–15–14 (E)	3,500	2,940,000
		7,463,325
Chemicals – Petroleum and Inorganic – 1.07%		
Lyondell Chemical Company:		
8.0%, 9–15–14	750	770,625
8.25%, 9–15–16	750	783,750
Nalco Company,		
7.75%, 11–15–11	750	755,625
		2,310,000
Chemicals – Specialty – 6.69%		
Compass Minerals International, Inc.:		
0.0%, 12–15–12 (E)	1,920	1,972,800
0.0%, 6–1–13 (E)	2,500	2,481,250
Huntsman International LLC,		
7.375%, 1–1–15	2,000	2,100,000
Matrix Acquisition Corp.,		
9.5%, 4–15–17 (D)	650	653,250

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Chemicals – Specialty (Continued)		
Momentive Performance Materials Inc.:		
9.75%, 12–1–14 (D)	$2,500	$ 2,525,000
11.5%, 12–1–16 (D)	2,500	2,525,000
Mosaic Company (The):		
7.375%, 12–1–14 (D)	350	353,500
7.625%, 12–1–16 (D)	1,750	1,789,375
		14,400,175
Communications Equipment – 0.81%		
Intelsat (Bermuda), Ltd.,		
8.87188%, 1–15–15 (C)	1,700	**1,736,125**
Computers – Peripherals – 1.44%		
ASG Consolidated LLC and ASG Finance, Inc.,		
0.0%, 11–1–11 (E)	3,325	**3,092,250**
Construction Materials – 5.88%		
AMH Holdings, Inc.,		
0.0%, 3–1–14 (E)	1,000	745,000
Ames True Temper, Inc.,		
9.35563%, 1–15–12 (C)	1,650	1,662,375
Associated Materials Incorporated,		
9.75%, 4–15–12	525	548,625
Builders FirstSource, Inc.,		
9.61%, 2–15–12 (C)	3,000	3,037,500
Interface, Inc.,		
9.5%, 2–1–14	2,415	2,602,163
Ply Gem Industries, Inc.,		
9.0%, 2–15–12	4,500	4,044,375
		12,640,038
Containers – 0.21%		
Graham Packaging Company, L.P. and GPC Capital		
Corp. I:		
8.5%, 10–15–12	150	150,938
9.875%, 10–15–14	300	303,375
		454,313
Cosmetics and Toiletries – 0.96%		
Playtex Products, Inc.,		
8.0%, 3–1–11	2,000	**2,060,000**

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Electrical Equipment – 0.49%		
Baldor Electric Company,		
8.625%, 2–15–17	$1,000	$ 1,057,500
Electronic Components – 1.27%		
NXP B.V. and NXP Funding LLC,		
7.875%, 10–15–14	500	492,500
Seagate Technology HDD Holdings,		
6.8%, 10–1–16	1,800	1,728,000
Viasystems, Inc.,		
10.5%, 1–15–11	500	510,000
		2,730,500
Finance Companies – 10.46%		
Ferrellgas, L.P. and Ferrellgas Finance Corp.,		
6.75%, 5–1–14	500	473,750
Ford Motor Credit Company:		
9.875%, 8–10–11	1,000	1,049,633
8.105%, 1–13–12 (C)	350	349,112
Goodman Global Holdings, Inc.:		
8.36%, 6–15–12 (C)	965	972,238
7.875%, 12–15–12	1,605	1,588,950
KAR Holdings, Inc.:		
8.75%, 5–1–14 (D)	160	156,800
9.35813%, 5–1–14 (C)(D)	1,750	1,745,625
10.0%, 5–1–15 (D)	160	156,000
Norcraft Companies, L.P. and Norcraft Finance Corp.,		
0.0%, 9–1–12 (E)	1,600	1,464,000
PIH Acquisition Co.,		
10.75%, 10–1–13 (D)	475	496,375
Sally Holdings LLC and Sally Capital Inc.:		
9.25%, 11–15–14 (D)	750	751,875
10.5%, 11–15–16 (D)	3,000	3,015,000
Toll Corp.,		
8.25%, 12–1–11	890	918,925
Visant Holding Corp.,		
8.75%, 12–1–13	3,825	3,978,000
Xerox Capital Trust I,		
8.0%, 2–1–27	5,250	5,389,718
		22,506,001

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Food and Related – 2.81%		
Pierre Merger Corp.,		
9.875%, 7–15–12	$1,970	$ 1,999,550
Pilgrim's Pride Corporation:		
7.625%, 5–1–15	875	872,812
8.375%, 5–1–17	500	495,000
Reddy Ice Holdings, Inc.,		
0.0%, 11–1–12 (E)	2,850	2,679,000
		6,046,362
Forest and Paper Products – 2.16%		
Buckeye Cellulose Corporation,		
9.25%, 9–15–08	1,846	1,846,000
Buckeye Technologies Inc.,		
8.0%, 10–15–10	2,800	2,800,000
		4,646,000
Health Care – Drugs – 0.49%		
Warner Chilcott Corporation,		
8.75%, 2–1–15	1,033	**1,061,408**
Homebuilders, Mobile Homes – 0.19%		
Standard Pacific Corp.,		
6.5%, 8–15–10	450	**418,500**
Hospital Supply and Management – 8.28%		
CHS/Community Health Systems, Inc.,		
8.875%, 7–15–15 (D)	1,600	1,622,000
HCA Inc.:		
6.95%, 5–1–12	3,500	3,368,750
9.125%, 11–15–14 (D)	475	499,344
9.25%, 11–15–16 (D)	1,075	1,144,875
9.625%, 11–15–16 (D)	325	349,375
Psychiatric Solutions, Inc.,		
7.75%, 7–15–15	1,425	1,408,969
Rural/Metro Corporation,		
0.0%, 3–15–16 (E)	1,415	1,174,450
Rural/Metro Operating Company, LLC and		
Rural/Metro (Delaware) Inc.,		
9.875%, 3–15–15	1,100	1,157,750
Triad Hospitals, Inc.,		
7.0%, 11–15–13	4,348	4,570,613
United Surgical Partners International, Inc.,		
8.875%, 5–1–17 (D)	2,000	2,005,000
US Oncology, Inc.,		
10.75%, 8–15–14	475	508,250
		17,809,376

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Hotels and Gaming – 1.80%		
Inn of the Mountain Gods Resort and Casino,		
12.0%, 11–15–10	$1,750	$ 1,876,875
Pinnacle Entertainment, Inc.,		
8.25%, 3–15–12	1,485	1,529,550
Station Casinos, Inc.,		
6.0%, 4–1–12	500	470,000
		3,876,425
Household – General Products – 0.96%		
JohnsonDiversey, Inc.,		
9.625%, 5–15–12	1,060	1,106,375
Solo Cup Company,		
8.5%, 2–15–14	1,100	962,500
		2,068,875
Metal Fabrication – 0.58%		
Aurora Acquisition Merger Sub, Inc.:		
9.0%, 12–15–14 (D)	750	756,562
10.0%, 12–15–16 (D)	500	496,250
		1,252,812
Mining – 0.65%		
Freeport-McMoRan Copper & Gold Inc.:		
8.25%, 4–1–15	325	342,875
8.56438%, 4–1–15 (C)	500	523,750
8.375%, 4–1–17	500	533,750
		1,400,375
Motion Pictures – 1.91%		
Cinemark, Inc.,		
0.0%, 3–15–14 (E)	3,550	3,230,500
Marquee Holdings Inc.,		
0.0%, 8–15–14 (E)	1,000	870,000
		4,100,500
Motor Vehicles – 3.13%		
Ford Motor Company,		
7.45%, 7–16–31	500	399,375
General Motors Corporation,		
8.375%, 7–15–33	1,500	1,368,750
Group 1 Automotive, Inc.,		
8.25%, 8–15–13	2,500	2,581,250
Sonic Automotive, Inc.,		
8.625%, 8–15–13	1,353	1,393,590
United Auto Group, Inc.,		
7.75%, 12–15–16	1,000	995,000
		6,737,965

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Multiple Industry – 5.50%		
Dynegy Holdings Inc.,		
8.375%, 5–1–16	$1,000	$ 977,500
Fontainebleau Las Vegas Holdings and Fontainebleau		
Capital Corp.,		
10.25%, 6–15–15 (D)	1,080	1,063,800
Freescale Semiconductor, Inc.:		
8.875%, 12–15–14 (D)	1,260	1,203,300
9.125%, 12–15–14 (D)	1,000	940,000
K&F Acquisition, Inc.,		
7.75%, 11–15–14	1,400	1,484,000
Shingle Springs Tribal Gaming Authority,		
9.375%, 6–15–15 (D)	800	807,000
UCI Holdco, Inc.,		
12.36%, 12–15–13 (C)(D)(F)	2,122	2,138,151
Umbrella Acquisition, Inc.,		
9.75%, 3–15–15 (D)	3,250	3,209,375
		11,823,126
Petroleum – Domestic – 3.01%		
Chesapeake Energy Corporation:		
6.375%, 6–15–15	500	476,875
6.25%, 1–15–18	1,000	933,750
Denbury Resources Inc.:		
7.5%, 4–1–13	250	250,000
7.5%, 12–15–15	500	498,750
EXCO Resources, Inc.,		
7.25%, 1–15–11	900	895,500
Ferrellgas Partners, L.P. and Ferrellgas Partners		
Finance Corp.,		
8.75%, 6–15–12	1,000	1,030,000
Petrohawk Energy Corporation,		
9.125%, 7–15–13	2,250	2,379,375
		6,464,250
Petroleum – Services – 1.17%		
Hanover Compressor Company:		
8.625%, 12–15–10	500	515,625
7.5%, 4–15–13	350	351,750
9.0%, 6–1–14	150	158,625
SemGroup, L.P. and SemGroup Finance Corp.,		
8.75%, 11–15–15 (D)	725	728,625
Stallion Oilfield Services Ltd. and Stallion Oilfield		
Finance Corp.,		
9.75%, 2–1–15 (D)	750	765,000
		2,519,625

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Publishing – 1.02%		
Dex Media, Inc.,		
0.0%, 11–15–13 (E)	$1,500	$ 1,411,875
Dex Media West LLC and Dex Media West Finance Co.,		
8.5%, 8–15–10	750	777,187
		2,189,062
Railroad – 1.39%		
Kansas City Southern de Mexico, S.A. de C.V.:		
7.625%, 12–1–13 (D)	350	349,125
7.375%, 6–1–14 (D)	500	496,250
Kansas City Southern Railway Company (The),		
7.5%, 6–15–09	950	942,875
TFM, S.A. de C.V.,		
9.375%, 5–1–12	1,125	1,203,750
		2,992,000
Restaurants – 2.26%		
Landry's Restaurants, Inc.,		
7.5%, 12–15–14	1,000	970,000
NPC International, Inc.,		
9.5%, 5–1–14	4,000	3,880,000
		4,850,000
Retail – Food Stores – 1.85%		
Couche-Tard U.S. L.P. and Couche-Tard Financing Corp.,		
7.5%, 12–15–13	1,005	1,012,538
Pantry, Inc. (The),		
7.75%, 2–15–14	975	950,625
Rite Aid Corporation,		
8.125%, 5–1–10	1,000	1,011,250
Stater Bros. Holdings Inc.,		
8.125%, 6–15–12	1,000	1,007,500
		3,981,913
Retail – General Merchandise – 1.82%		
Dollar General Corporation,		
10.625%, 7–15–15 (D)	3,000	2,895,000
Intcomex, Inc.,		
11.75%, 1–15–11	1,000	1,030,000
		3,925,000
Retail – Specialty Stores – 1.54%		
Claire's Stores, Inc.:		
9.25%, 6–1–15 (D)	750	712,500
9.625%, 6–1–15 (D)(F).	750	687,432
10.5%, 6–1–17 (D)	1,000	912,500
Nebraska Book Company, Inc.,		
8.625%, 3–15–12	1,000	992,500
		3,304,932

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Security and Commodity Brokers – 1.73%		
Elan Finance public limited company and Elan Finance Corp.:		
7.75%, 11–15–11	$1,250	$ 1,251,563
8.875%, 12–1–13	800	836,000
Global Cash Access, L.L.C. and Global Cash Access Finance Corporation,		
8.75%, 3–15–12	1,564	1,622,650
		3,710,213
Steel – 0.27%		
PNA Group, Inc.,		
10.75%, 9–1–16 (D)	540	**588,600**
Timesharing and Software – 0.30%		
iPayment, Inc.,		
9.75%, 5–15–14	650	**650,000**
Trucking and Shipping – 0.36%		
Quality Distribution, LLC and QD Capital Corporation,		
9.0%, 11–15–10	800	**776,000**
Utilities – Electric – 1.01%		
NRG Energy, Inc.:		
7.25%, 2–1–14	750	751,875
7.375%, 2–1–16	750	751,875
Tenaska Alabama Partners, L.P.,		
7.0%, 6–30–21 (D)	660	675,225
		2,178,975
Utilities – Gas and Pipeline – 0.31%		
Copano Energy, L.L.C.,		
8.125%, 3–1–16	650	**659,750**
Utilities – Telephone – 1.44%		
MetroPCS Communications, Inc.,		
9.25%, 11–1–14 (D)	2,250	2,323,125
MetroPCS Wireless, Inc.,		
9.25%, 11–1–14 (A)	750	774,375
		3,097,500
TOTAL CORPORATE DEBT SECURITIES – 97.20%		**$209,094,596**

(Cost: $207,068,083)

See Notes to Schedule of Investments on page 116.

The Investments of High Income Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Forest and Paper Products – 0.85%		
Sonoco Products Co.,		
5.52%, 7–2–07	$1,824	$ 1,823,720
Household – General Products – 0.93%		
Clorox Co.,		
5.4%, 7–2–07	2,000	1,999,700
TOTAL SHORT-TERM SECURITIES – 1.78%		$ 3,823,420
(Cost: $3,823,420)		
TOTAL INVESTMENT SECURITIES – 99.80%		$214,675,331
(Cost: $212,218,262)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.20%		439,167
NET ASSETS – 100.00%		$215,114,498

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No dividends were paid during the preceding 12 months.

**Not shown due to rounding.

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $774,375 or 0.36% of net assets.

(B) Security valued in good faith by management's valuation committee subject to the supervision of the Board of Directors.

(C) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2007.

(D) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $44,768,714 or 20.81% of net assets.

(E) The security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(F) Payment in kind bond.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

HIGH INCOME PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $212,218) (Notes 1 and 3)	$214,675
Cash	579
Receivables:	
Dividends and interest.	3,712
Investment securities sold.	1,267
Portfolio shares sold	52
Prepaid and other assets	4
Total assets	220,289

LIABILITIES

Payable for investment securities purchased	5,087
Payable to Portfolio shareholders	39
Accrued accounting services fee (Note 2)	7
Accrued management fee (Note 2)	7
Accrued shareholder servicing (Note 2).	5
Accrued service fee (Note 2)	3
Other	27
Total liabilities.	5,175
Total net assets	$215,114

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	62
Additional paid-in capital		236,786
Accumulated undistributed income (loss):		
Accumulated undistributed net investment income.		8,238
Accumulated undistributed net realized loss on		
investment transactions		(32,429)
Net unrealized appreciation in value of investments.		2,457
Net assets applicable to outstanding units of capital.		$215,114

Net asset value, redemption and offering price per share.	$ 3.4887
Capital shares outstanding	61,661
Capital shares authorized	120,000

See Notes to Financial Statements.

Statement of Operations

HIGH INCOME PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$8,864
Dividends.	64
Total income	8,928

Expenses (Note 2):

Investment management fee.	656
Service fee.	262
Accounting services fee	42
Audit fees.	13
Shareholder servicing	6
Legal fees	4
Custodian fees.	1
Other	26
Total	1,010
Less waiver of investment management fee (Notes 2 and 9)	(52)
Total expenses.	958
Net investment income	7,970

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	1,432
Unrealized depreciation in value of investments during the period	(325)
Net gain on investments	1,107
Net increase in net assets resulting from operations	$9,077

See Notes to Financial Statements.

Statement of Changes in Net Assets

HIGH INCOME PORTFOLIO
(In Thousands)

(Unaudited)

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 7,970	$ 14,305
Realized net gain (loss) on investments	1,432	(1,102)
Unrealized appreciation (depreciation)	(325)	5,666
Net increase in net assets resulting from operations.	9,077	18,869
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(14,000)
Realized gains on investment transactions.	(—)	(—)
	(—)	(14,000)
Capital share transactions[2].	2,491	12,812
Total increase	11,568	17,681
NET ASSETS		
Beginning of period.	203,546	185,865
End of period.	$215,114	$203,546
Undistributed net investment income	$ 8,238	$ 268

(1) See "Financial Highlights" on page 120.

(2) Shares issued from sale of shares.	3,991	5,925
Shares issued from reinvestment of dividend and/or capital gains distribution	—	4,194
Shares redeemed.	(3,276)	(6,324)
Increase in outstanding capital shares	715	3,795
Value issued from sale of shares.	$ 13,819	$ 20,200
Value issued from reinvestment of dividend and/or capital gains distribution	—	14,000
Value redeemed	(11,328)	(21,388)
Increase in outstanding capital	$ 2,491	$ 12,812

See Notes to Financial Statements.

Financial Highlights

HIGH INCOME PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

(Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period........	$3.3398	$3.2521	$3.4276	$3.3375	$2.9986	$3.3261
Income (loss) from investment operations:						
Net investment income.....	0.1292	0.2518	0.2626	0.2391	0.2529	0.2602
Net realized and unrealized gain (loss) on investments	0.0197	0.0827	(0.1749)	0.0901	0.3389	(0.3275)
Total from investment operations...............	0.1489	0.3345	0.0877	0.3292	0.5918	(0.0673)
Less distributions from:						
Net investment income.....	(0.0000)	(0.2468)	(0.2632)	(0.2391)	(0.2529)	(0.2602)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.2468)	(0.2632)	(0.2391)	(0.2529)	(0.2602)
Net asset value, end of period.............	$3.4887	$3.3398	$3.2521	$3.4276	$3.3375	$2.9986
Total return	4.48%	10.27%	2.55%	9.86%	19.74%	−2.02%
Net assets, end of period (in millions).............	$215	$204	$186	$190	$164	$128
Ratio of expenses to average net assets including expense waiver	0.91%[1]	0.94%	0.95%	0.96%	0.95%	0.95%
Ratio of net investment income to average net assets including expense waiver	7.59%[1]	7.48%	7.35%	7.13%	7.99%	8.42%
Ratio of expenses to average net assets excluding expense waiver	0.96%[1]	0.95%	0.95%[2]	0.96%[2]	0.95%[2]	0.95%[2]
Ratio of net investment income to average net assets excluding expense waiver	7.54%[1]	7.47%	7.35%[2]	7.13%[2]	7.99%[2]	8.42%[2]
Portfolio turnover rate........	43%	71%	54%	83%	119%	85%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF INTERNATIONAL GROWTH PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target International Growth Portfolio had net assets totaling $264,657,703 invested in a diversified portfolio of:

93.05%	Foreign Common Stocks
4.02%	Cash and Cash Equivalents
2.93%	Domestic Common Stocks

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio was invested by geographic region and by industry, respectively, as follows:

Country Weightings



	Europe	**$61.41**
	Germany	$16.47
	Switzerland	$10.32
	United Kingdom	$10.08
	France	$10.02
	Other Europe[1]	$ 7.25
	Greece	$ 4.11
	Italy	$ 3.16
	Pacific Basin	**$26.48**
	Japan	$18.34
	Other Pacific Basin[2]	$ 4.94
	China	$ 3.20
	North America	**$ 4.62**
	Cash and Cash Equivalents	**$ 4.02**
	Other[3]	**$ 3.47**

(1)Includes $0.69 Austria, $0.90 Finland, $1.77 Ireland, $0.59 Netherlands, $1.68 Norway, $0.61 Russia and $1.01 Sweden.

(2)Includes $2.08 Australia, $0.12 India, $0.73 Singapore and $2.01 South Korea.

(3)Includes $2.49 Bahamas/Caribbean and $0.98 South America (Brazil).

Sector Weightings



■	Financial Services Stocks	$20.04
■	Capital Goods Stocks	$16.54
■	Consumer Nondurables Stocks	$11.88
■	Raw Materials Stocks	$ 8.24
■	Consumer Durables Stocks	$ 7.96
■	Business Equipment and Services Stocks	$ 5.69
□	Technology Stocks	$ 4.91
■	Miscellaneous Stocks	$ 4.87
■	Utilities Stocks	$ 4.34
■	Energy Stocks	$ 4.14
■	Cash and Cash Equivalents	$ 4.02
■	Health Care Stocks	$ 3.93
□	Retail Stocks	$ 3.44

The Investments of International Growth Portfolio

June 30, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Australia – 2.08%		
Boart Longyear Limited (A)(B)*	1,620,000	$ 3,062,771
QBE Insurance Group Limited (A)	92,000	2,433,532
		5,496,303
Austria – 0.69%		
Erste Bank der oesterreichischen Sparkassen AG (A)	23,200	**1,814,929**
Bermuda – 1.15%		
Esprit Holdings Limited (A)	239,000	**3,032,126**
Brazil – 0.98%		
Petroleo Brasileiro S.A. – Petrobras, ADR	21,500	**2,607,305**
Canada – 1.23%		
Goldcorp Inc. (A)	60,000	1,424,454
Shoppers Drug Mart Corporation (A)(B)	39,700	1,838,815
		3,263,269
Cayman Islands – 1.34%		
Agile Property Holdings Limited (A)	2,700,000	**3,535,912**
China – 3.20%		
China Mobile Limited (A)	397,000	4,262,348
Qiao Xing Mobile Communication Co., Ltd.*	121,500	1,145,745
SINA Corporation*	73,000	3,053,955
		8,462,048
Finland – 0.90%		
Fortum Oyj (A)	76,000	**2,385,383**
France – 10.02%		
ALSTOM (A)*	8,800	1,479,510
L'Oreal (A)	12,300	1,461,650
LVMH Moet Hennessy – Louis Vuitton (A)	30,000	3,473,235
Pernod Ricard (A)	11,880	2,636,159
SUEZ (A)	31,000	1,782,757
Technip-Coflexip (A)	32,000	2,654,937
TOTAL S.A. (A)	52,000	4,241,077
VINCI (A)	91,000	6,833,160
Vallourec (A)	6,100	1,966,679
		26,529,164

See Notes to Schedule of Investments on page 127.

The Investments of International Growth Portfolio

COMMON STOCKS (Continued)	Shares	Value
Germany – 16.47%		
Allianz Aktiengesellschaft, Registered Shares (A)	13,800	$ 3,223,767
Bayer Aktiengesellschaft (A)	74,000	5,589,687
Commerzbank Aktiengesellschaft (A)	55,000	2,624,010
DaimlerChrysler AG, Registered Shares (A)	30,000	2,771,199
Deutsche Borse AG (A)	44,400	4,987,751
E.ON AG (A)	18,300	3,061,104
Fresenius AG (A)	30,600	2,332,533
Siemens AG (A)	73,400	10,535,386
Vossloh AG (A)	22,500	2,645,429
Wacker Chemie AG (A)	10,400	2,463,288
Wacker Construction Equipment AG (A)*	38,000	1,413,332
Wacker Construction Equipment AG (A)(B)*	52,500	1,952,629
		43,600,115
Greece – 4.11%		
Alpha Bank (A)	70,000	2,207,485
Bank of Cyprus Limited (A)	225,000	3,812,682
National Bank of Greece S.A. (A)	45,000	2,582,392
Piraeus Bank S.A. (A)	62,500	2,289,030
		10,891,589
India – 0.12%		
ICICI Bank Limited, ADR	6,400	**314,560**
Ireland – 1.77%		
Anglo Irish Bank Corporation plc (Great Britain) (A)	61,600	1,258,929
CRH public limited company (A)	64,600	3,200,928
Irish Life & Permanent plc (A)	8,700	219,605
		4,679,462
Italy – 3.16%		
Finmeccanica SpA (A)	50,000	1,544,969
Saipem S.p.A. (A)	76,200	2,615,459
UniCredito Italiano S.p.A. (A)	470,000	4,217,500
		8,377,928
Japan – 18.34%		
Astellas Pharma Inc. (A)	29,500	1,284,223
Bank of Yokohama, Ltd. (The) (A)	150,000	1,052,589
Canon Inc. (A)	70,500	4,139,817
Daiwa Securities Group Inc. (A)	113,000	1,205,027
DENSO CORPORATION (A)	29,000	1,135,269
Hokuhoku Financial Group, Inc. (A)*	410,000	1,328,650
Hoya Corporation (A)	89,000	2,956,426

See Notes to Schedule of Investments on page 127.

COMMON STOCKS (Continued)	Shares	Value
Japan (Continued)		
Japan Tobacco Inc. (A)	600	$ 2,962,843
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (A)	150	1,656,853
Kirin Brewery Company, Limited (A)	150,000	2,245,279
Kurita Water Industries Ltd. (A)	60,000	1,885,888
Makita Corporation (A)	72,000	3,204,548
Mitsubishi Estate Co., Ltd. (A)	103,000	2,802,437
Nintendo Co., Ltd. (A)	12,200	4,468,792
ORIX Corporation (A)	12,000	3,162,640
SUMCO Corporation (A)	68,000	3,418,640
Shin-Etsu Chemical Co., Ltd. (A)	43,500	3,112,569
Toyota Motor Corporation (A)	77,900	4,934,985
YAMADA-DENKI Co., Ltd. (A)*	15,000	1,569,137
		48,526,612
Mexico – 0.46%		
Grupo Televisa, S.A., GDR	44,000	**1,214,840**
Netherlands – 0.59%		
Royal Numico N.V. (A)	30,000	**1,564,458**
Norway – 1.68%		
Aker Kvaerner ASA (A)	76,500	1,945,921
Statoil ASA (A)	80,000	2,489,423
		4,435,344
Russia – 0.61%		
OAO LUKOIL, ADR	21,100	**1,607,820**
Singapore – 0.73%		
Singapore Exchange Limited (A)	300,000	**1,920,627**
South Korea – 2.01%		
Kookmin Bank (A)	30,000	2,633,544
Samsung Electronics Co., Ltd. (A)	4,400	2,695,676
		5,329,220
Sweden – 1.01%		
H & M Hennes & Mauritz AB (A)	45,000	**2,674,655**

See Notes to Schedule of Investments on page 127.

The Investments of International Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Switzerland – 10.32%		
ABB Ltd (A)	76,000	$ 1,729,677
Compagnie Financiere Richemont SA (A)	44,400	2,671,633
Holcim Ltd, Registered Shares (A)	28,900	3,141,973
Nestle S.A., Registered Shares (A)	13,500	5,150,225
Nobel Biocare Holding AG (A)	4,600	1,508,228
Roche Holdings AG, Genussschein (A)	29,700	5,285,944
SGS SA (A)	1,180	1,402,669
Swatch Group Ltd (The), Bearer Shares (A)	4,500	1,285,714
UBS AG (A)	40,000	2,410,151
Zurich Financial Services, Registered Shares (A)	8,800	2,732,214
		27,318,428
United Kingdom – 10.08%		
BAE Systems plc (A)	290,000	2,358,528
BHP Billiton Plc (A)	150,000	4,186,915
British American Tobacco p.l.c. (A)	145,500	4,961,223
Diageo plc (A)	87,000	1,811,699
IG Group Holdings plc (A)(B)	258,000	1,532,260
Informa plc (A)	168,000	1,880,798
Intertek Group plc (A)	152,000	3,003,494
Reckitt Benckiser plc (A)	85,500	4,695,821
Safestore Holdings Limited (A)(B)*	215,000	824,632
Standard Chartered PLC (A)	43,500	1,423,852
		26,679,222
United States – 2.93%		
Research In Motion Limited*	38,800	7,762,910
TOTAL COMMON STOCKS – 95.98%		**$254,024,229**

(Cost: $190,786,349)

See Notes to Schedule of Investments on page 127.

The Investments of International Growth Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Security and Commodity Brokers		
UBS Finance Delaware LLC (UBS AG):		
5.35%, 7–2–07	$9,263	$ 9,261,624
5.45%, 7–2–07	5,053	5,052,235
TOTAL SHORT-TERM SECURITIES – 5.41%		**$ 14,313,859**
(Cost: $14,313,859)		
TOTAL INVESTMENT SECURITIES – 101.39%		**$268,338,088**
(Cost: $205,100,208)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.39%)		(3,680,385)
NET ASSETS – 100.00%		**$264,657,703**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

 *No dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $9,211,107 or 3.48% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL GROWTH PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $205,100) (Notes 1 and 3)	$268,338
Cash	61
Receivables:	
Investment securities sold	2,794
Dividends and interest	651
Portfolio shares sold	29
Prepaid and other assets	4
Total assets	271,877

LIABILITIES

Payable for investment securities purchased	7,072
Payable to Portfolio shareholders	66
Accrued management fee (Note 2)	12
Accrued accounting services fee (Note 2)	7
Accrued shareholder servicing (Note 2)	6
Accrued service fee (Note 2)	4
Other	52
Total liabilities.	7,219
Total net assets	$264,658

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 26
Additional paid-in capital	202,114
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(130)
Accumulated undistributed net realized loss on	
investment transactions	(615)
Net unrealized appreciation in value of investments.	63,263
Net assets applicable to outstanding units of capital.	$264,658
Net asset value, redemption and offering price per share.	$10.1149
Capital shares outstanding	26,165
Capital shares authorized	60,000

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL GROWTH PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $342)	$ 2,944
Interest and amortization	204
Total income	3,148

Expenses (Note 2):

Investment management fee	1,065
Service fee	313
Custodian fees	47
Accounting services fee	44
Audit fees	15
Shareholder servicing	7
Legal fees	4
Other	32
Total	1,527
Less waiver of investment management fee (Notes 2 and 9)	(38)
Total expenses	1,489
Net investment income	1,659

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities	21,000
Realized net gain on foreign currency exchange transactions	2
Realized net gain on investments	21,002
Unrealized appreciation in value of investments during the period	3,235
Net gain on investments	24,237
Net increase in net assets resulting from operations	$25,896

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL GROWTH PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,659	$ 1,817
Realized net gain on investments	21,002	32,145
Unrealized appreciation.	3,235	8,902
Net increase in net assets resulting from operations.	25,896	42,864
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(1,400)
Realized gains on investment transactions.	(—)	(—)
	(—)	(1,400)
Capital share transactions[2].	(6,422)	(2,173)
Total increase	19,474	39,291
NET ASSETS		
Beginning of period.	245,184	205,893
End of period.	$264,658	$245,184
Undistributed net investment loss	$ (130)	$ (1,791)

(1)See "Financial Highlights" on page 131.

(2) Shares issued from sale of shares	1,142	2,849
Shares issued from reinvestment of dividend and/or capital gains distribution	—	153
Shares redeemed.	(1,816)	(3,274)
Decrease in outstanding capital shares.	(674)	(272)
Value issued from sale of shares	$ 10,859	$ 23,479
Value issued from reinvestment of dividend and/or capital gains distribution	—	1,400
Value redeemed	(17,281)	(27,052)
Decrease in outstanding capital.	$ (6,422)	$ (2,173)

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL GROWTH PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.......	$ 9.1353	$7.5943	$6.6534	$5.8722	$4.7683	$5.8536
Income (loss) from investment operations:						
Net investment income....	0.0614	0.0672	0.0493	0.0367	0.0833	0.0227
Net realized and unrealized gain (loss) on investments........	0.9182	1.5263	1.0465	0.7853	1.1039	(1.0853)
Total from investment operations..............	0.9796	1.5935	1.0958	0.8220	1.1872	(1.0626)
Less distributions from:						
Net investment income....	(0.0000)	(0.0525)	(0.1549)	(0.0408)	(0.0833)	(0.0227)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.0525)	(0.1549)	(0.0408)	(0.0833)	(0.0227)
Net asset value, end of period...........	$10.1149	$9.1353	$7.5943	$6.6534	$5.8722	$4.7683
Total return	10.72%	20.99%	16.47%	14.00%	24.90%	−18.15%
Net assets, end of period (in millions).............	$265	$245	$206	$187	$170	$139
Ratio of expenses to average net assets including expense waiver	1.19%[1]	1.20%	1.21%	1.20%	1.24%	1.30%
Ratio of net investment income to average net assets including expense waiver	1.32%[1]	0.81%	0.67%	0.59%	1.70%	0.41%
Ratio of expenses to average net assets excluding expense waiver	1.22%[1]	1.21%	1.21%[2]	1.20%[2]	1.24%[2]	1.30%[2]
Ratio of net investment income to average net assets excluding expense waiver	1.29%[1]	0.80%	0.67%[2]	0.59%[2]	1.70%[2]	0.41%[2]
Portfolio turnover rate.......	53%	96%	86%	81%	131%	116%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SUMMARY OF INTERNATIONAL VALUE PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target International Value Portfolio had net assets totaling $636,683,354 invested in a diversified portfolio of:

96.99%	Foreign Common Stocks
3.01%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio was invested by geographic region and by industry, respectively, as follows:

Country Weightings



	Europe	**$68.94**
	United Kingdom	$29.62
	Other Europe[1]	$13.43
	France	$ 9.59
	Netherlands	$ 6.83
	Germany	$ 5.38
	Switzerland	$ 4.09
	Pacific Basin	**$23.79**
	Taiwan	$ 5.42
	South Korea	$ 5.37
	Japan	$ 5.16
	Singapore	$ 4.01
	Other Pacific Basin[2]	$ 3.83
	Other[3]	**$ 4.26**
	Cash and Cash Equivalents.	**$ 3.01**

(1)Includes $0.46 Austria, $0.78 Belgium, $0.47 Denmark, $2.33 Finland, $2.83 Italy, $2.69 Norway, $2.98 Spain and $0.89 Sweden.

(2)Includes $1.36 Australia, $0.98 China and $1.49 Hong Kong (Thailand not shown due to rounding).

(3)Includes $0.94 Canada, $1.73 Cayman Islands and $1.59 Israel.

Sector Weightings



■	Financial Services Stocks	$23.51
■	Utilities Stocks	$16.35
■	Technology Stocks	$10.73
■	Energy Stocks	$ 7.56
■	Consumer Services Stocks	$ 6.04
■	Health Care Stocks	$ 5.72
□	Consumer Durables Stocks	$ 5.46
■	Business Equipment and Services Stocks	$ 4.69
■	Retail Stocks	$ 3.72
■	Miscellaneous Stocks	$ 3.66
■	Consumer Nondurables Stocks	$ 3.44
■	Shelter Stocks	$ 3.35
■	Cash and Cash Equivalents	$ 3.01
□	Capital Goods Stocks	$ 2.76

The Investments of International Value Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Australia – 1.36%		
National Australia Bank Limited (A)	249,043	$ 8,660,933
Austria – 0.46%		
Telekom Austria Aktiengesellschaft (A)	117,390	2,939,318
Belgium – 0.78%		
Belgacom SA (A)	111,330	4,949,842
Canada – 0.94%		
Barrick Gold Corporation (A)	206,300	5,999,694
Cayman Islands – 1.73%		
ACE Limited	83,770	5,237,300
XL Capital Ltd, Class A	68,390	5,764,593
		11,001,893
China – 0.98%		
China Telecom Corporation Limited (A).	7,374,000	4,338,091
China Telecom Corporation Limited (A)(B)	3,240,000	1,906,077
		6,244,168
Denmark – 0.47%		
Vestas Wind Systems A/S (A)*	44,861	2,969,824
Finland – 2.33%		
Stora Enso Oyj, Class R (A)	340,690	6,446,297
Stora Enso Oyj, Class R (A)	71,073	1,322,383
UPM-Kymmene Corporation (A)	286,300	7,091,142
		14,859,822
France – 9.59%		
AXA S.A. (A).	333,933	14,467,342
France Telecom (A)	577,809	15,953,581
Sanofi-Aventis (A)	161,600	13,144,969
THOMSON (A).	485,110	9,277,396
TOTAL S.A. (A)	101,088	8,244,654
		61,087,942

See Notes to Schedule of Investments on page 138.

The Investments of International Value Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Germany – 5.38%		
Bayerische Motoren Werke Aktiengesellschaft (A)	72,100	$ 4,650,857
Deutsche Post AG (A)	241,000	7,808,811
E.ON AG (A).	33,900	5,670,571
Munchener Ruckversicherungs-Gesellschaft		
Aktiengesellschaft, Registered Shares (A).	40,980	7,526,543
Siemens AG (A)	59,900	8,597,679
		34,254,461
Hong Kong – 1.49%		
Hutchison Whampoa Limited, Ordinary Shares (A) . . .	955,100	**9,484,796**
Israel – 1.59%		
Check Point Software Technologies Ltd.*	442,720	**10,102,870**
Italy – 2.83%		
Eni S.p.A. (A)	257,739	9,383,744
Mediaset S.p.A. (A)	833,528	8,635,930
		18,019,674
Japan – 5.16%		
AIFUL Corporation (A)	89,800	2,581,864
Kabushiki Kaisha Mitsubishi Tokyo Financial		
Group (A)	394	4,352,000
Konica Minolta Holdings, Inc. (A)	363,000	5,362,818
Nissan Motor Co., Ltd. (A)	285,200	3,059,892
Promise Co., Ltd. (A)*.	96,150	2,967,472
Sony Corporation (A)	179,200	9,212,881
Takeda Pharmaceutical Company Limited (A)	82,200	5,314,209
		32,851,136
Netherlands – 6.83%		
ING Groep N.V., Certicaaten Van Aandelen (A)	334,484	14,844,326
Koninklijke Philips Electronics N.V., Ordinary		
Shares (A).	200,550	8,566,499
Reed Elsevier NV (A).	564,310	10,799,680
Vedior N.V. (A)	307,890	9,255,244
		43,465,749

See Notes to Schedule of Investments on page 138.

Semiannual**Report** 135

The Investments of International Value Portfolio

COMMON STOCKS (Continued)	Shares	Value
Norway – 2.69%		
Norske Skogindustrier ASA (A)	448,441	$ 6,479,144
Telenor ASA (A)	541,050	10,620,157
		17,099,301
Singapore – 4.01%		
DBS Group Holdings Ltd (A)	300,000	4,468,398
Flextronics International Ltd.*	559,100	6,046,667
Singapore Telecommunications Limited (A)	3,411,000	7,576,286
Venture Corporation Limited (A)	724,000	7,425,641
		25,516,992
South Korea – 5.37%		
KT Corporation, ADR	329,160	7,722,094
Kookmin Bank, ADR	73,760	6,470,227
SK Telecom Co., Ltd., ADR	184,530	5,046,896
Samsung Electronics Co., Ltd., GDR (B).	48,290	14,945,755
		34,184,972
Spain – 2.98%		
Gamesa Corporacion Tecnologica, S.A. (A)	164,181	5,999,712
Repsol YPF, S.A. (A).	167,139	6,616,791
Telefonica, S.A., ADR.	95,274	6,360,492
		18,976,995
Sweden – 0.89%		
Securitas AB, Class B (A)	172,280	2,745,719
Securitas Systems AB, Class B (A)	856,640	2,930,953
		5,676,672
Switzerland – 4.09%		
Nestle S.A., Registered Shares (A)	21,620	8,247,990
Novartis AG, Registered Shares (A)	111,420	6,293,885
Swiss Reinsurance Company, Registered		
Shares (A).	66,770	6,116,711
UBS AG (A)	88,800	5,350,536
		26,009,122
Taiwan – 5.42%		
Chunghwa Telecom Co., Ltd., ADR	355,848	6,711,293
Compal Electronics Inc., GDR	452,309	2,442,785
Compal Electronics Inc., GDR (B)	528,412	2,853,795
Lite-On Technology Corporation (A)	1,383,000	1,782,086
Lite-On Technology Corporation, GDR	768,928	9,908,182
Mega Financial Holding Company (A)	15,986,000	10,822,385
		34,520,526

See Notes to Schedule of Investments on page 138.

The Investments of International Value Portfolio

COMMON STOCKS (Continued)	Shares	Value
Thailand – 0.00%		
Advanced Info Service Public Company Limited (A) . . .	3,000	$ 7,516
United Kingdom – 29.62%		
Aviva plc (A)	714,530	10,668,160
BAE Systems plc (A)	649,760	5,284,405
BP p.l.c. (A).	1,189,790	14,407,072
British Sky Broadcasting Group plc (A)	919,890	11,822,354
Centrica plc (A).	1,015,750	7,924,392
Compass Group PLC (A)	1,749,720	12,148,393
Fiberweb plc (A)	135,665	429,759
GlaxoSmithKline plc (A)	445,620	11,677,861
Group 4 Securicor plc (A)	1,930,840	8,200,584
HSBC Holdings plc (A).	545,140	10,016,529
INVESCO PLC (A)	340,700	4,423,120
Kingfisher plc (A)	1,319,310	6,000,717
Old Mutual plc (A)	3,098,150	10,508,003
Pearson plc (A).	425,050	7,195,412
Rentokil Initial plc (A)	2,082,700	6,712,586
Rolls-Royce Group plc (A)	695,160	7,517,243
Royal Bank of Scotland Group plc (The) (A)	1,133,240	14,405,015
Royal Dutch Shell plc, Class B (A).	226,693	9,482,339
tesco plc (A)	657,030	5,521,649
Unilever PLC (A)	241,385	7,828,346
Vodafone Group Plc (A)	4,877,865	16,436,518
		188,610,457
TOTAL COMMON STOCKS – 96.99%		**$617,494,675**
(Cost: $438,071,041)		

See Notes to Schedule of Investments on page 138.

The Investments of International Value Portfolio

(Unaudited)

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Finance Companies – 1.86%		
ED&F Man Treasury Management PLC (Societe Generale N.A.),		
5.4%, 7–2–07	$6,830	$ 6,828,976
PACCAR Financial Corp.,		
5.24%, 7–31–07	5,023	5,001,066
		11,830,042
Retail – General Merchandise – 0.31%		
Target Corporation,		
5.27%, 7–2–07	2,000	1,999,707
TOTAL SHORT-TERM SECURITIES – 2.17%		**$ 13,829,749**
(Cost: $13,829,749)		
TOTAL INVESTMENT SECURITIES – 99.16%		**$631,324,424**
(Cost: $451,900,790)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.84%		**5,358,930**
NET ASSETS – 100.00%		**$636,683,354**

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Fund's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No income dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $19,705,627 or 3.10% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

INTERNATIONAL VALUE PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $451,901) (Notes 1 and 3)	$631,324
Cash	12
Cash denominated in foreign currencies (cost – $3,396).	3,428
Receivables:	
Dividends and interest.	2,347
Portfolio shares sold	323
Prepaid and other assets	8
Total assets	637,442

LIABILITIES

Payable to Portfolio shareholders	379
Payable for investment securities purchased	233
Accrued management fee (Note 2)	30
Accrued shareholder servicing (Note 2).	15
Accrued accounting services fee (Note 2)	13
Accrued service fee (Note 2)	9
Other	80
Total liabilities.	759
Total net assets	$636,683

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 26
Additional paid-in capital	405,709
Accumulated undistributed income:	
Accumulated undistributed net investment income.	9,037
Accumulated undistributed net realized gain on	
investment transactions	42,376
Net unrealized appreciation in value of investments.	179,535
Net assets applicable to outstanding units of capital.	$636,683
Net asset value, redemption and offering price per share.	$24.7480
Capital shares outstanding	25,727
Capital shares authorized	60,000

See Notes to Financial Statements.

Statement of Operations

INTERNATIONAL VALUE PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $1,147)	$11,327
Interest and amortization.	492
Total income	11,819

Expenses (Note 2):

Investment management fee.	2,572
Service fee.	757
Accounting services fee	79
Custodian fees.	62
Shareholder servicing	17
Audit fees.	16
Legal fees	12
Other	61
Total expenses	3,576
Net investment income	8,243

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	31,417
Realized net gain on foreign currency exchange transactions.	44
Realized net gain on investments	31,461
Unrealized appreciation in value of securities during the period	11,069
Unrealized depreciation in value of foreign currency exchange transactions during the period	(20)
Unrealized appreciation in value of investments during the period.	11,049
Net gain on investments	42,510
Net increase in net assets resulting from operations	$50,753

See Notes to Financial Statements.

Statement of Changes in Net Assets

INTERNATIONAL VALUE PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 8,243	$ 10,926
Realized net gain on investments	31,461	50,792
Unrealized appreciation.	11,049	73,226
Net increase in net assets resulting from operations.	50,753	134,944
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(9,700)
Realized gains on investment transactions.	(—)	(39,274)
	(—)	(48,974)
Capital share transactions[2].	(2,581)	39,704
Total increase	48,172	125,674
NET ASSETS		
Beginning of period.	588,511	462,837
End of period.	$636,683	$588,511
Undistributed net investment income	$ 9,037	$ 750

(1)See "Financial Highlights" on page 142.

(2) Shares issued from sale of shares.	1,197	2,164
Shares issued from reinvestment of dividend and/or capital gains distribution	—	2,150
Shares redeemed.	(1,305)	(2,621)
Increase (decrease) in outstanding capital shares	(108)	1,693
Value issued from sale of shares.	$ 28,271	$ 46,839
Value issued from reinvestment of dividend and/or capital gains distribution	—	48,974
Value redeemed	(30,852)	(56,109)
Increase (decrease) in outstanding capital	$ (2,581)	$ 39,704

See Notes to Financial Statements.

Financial Highlights

INTERNATIONAL VALUE PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period....	$22.7794	$19.1711	$19.1681	$15.8947	$11.0000	$13.4000
Income (loss) from investment operations:						
Net investment income...........	0.3203	0.4593	0.3199	0.2759	0.2558	0.2000
Net realized and unrealized gain (loss) on investments	1.6483	5.2176	1.8192	3.3285	4.8829	(2.6000)
Total from investment operations...........	1.9686	5.6769	2.1391	3.6044	5.1387	(2.4000)
Less distributions from:						
Net investment income...........	(0.0000)	(0.4097)	(0.4226)	(0.1850)	(0.2440)	(0.0000)
Capital gains	(0.0000)	(1.6589)	(1.7135)	(0.1460)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(2.0686)	(2.1361)	(0.3310)	(0.2440)	(0.0000)
Net asset value, end of period........	$24.7480	$22.7794	$19.1711	$19.1681	$15.8947	$11.0000
Total return	8.64%	29.61%	11.16%	22.68%	46.85%	−17.82%
Net assets, end of period (in millions) ...	$637	$589	$463	$401	$324	$223
Ratio of expenses to average net assets	1.18%[1]	1.18%	1.19%	1.19%	1.07%	0.99%
Ratio of net investment income to average net assets	2.72%[1]	2.13%	1.63%	1.65%	2.03%	1.87%
Portfolio turnover rate....	12%	29%	23%	31%	35%	33%

(1)Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF LIMITED-TERM BOND PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Limited-Term Bond Portfolio had net assets totaling $65,164,963 invested in a diversified portfolio of:

76.49%	United States Government and Government Agency Obligations
18.37%	Corporate Debt Securities
5.14%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



United States Government Mortgage-Backed Obligations	$29.57
United States Government Agency Obligations	$25.03
United States Government Treasury Obligations	$21.89
Miscellaneous Bonds	$ 8.38
Business Equipment and Services Bonds	$ 5.33
Cash and Cash Equivalents	$ 5.14
Technology Bonds.	$ 4.66

Quality Weightings

On June 30, 2007, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



AAA	76.49%
AA	2.27%
A	3.87%
BBB	12.23%
Cash and Cash Equivalents	5.14%

Ratings reflected in the wheel are taken from Standard & Poor's.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Limited-Term Bond Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Aircraft – 3.12%		
Raytheon Company,		
6.75%, 8–15–07	$2,030	$ 2,032,637
Broadcasting – 2.25%		
Cox Communications, Inc.,		
4.625%, 1–15–10	1,500	1,465,114
Business Equipment and Services – 2.27%		
International Lease Finance Corporation,		
5.0%, 4–15–10	1,500	1,482,312
Communications Equipment – 1.54%		
Cisco Systems, Inc.,		
5.44%, 2–20–09 (A)	1,000	1,001,716
Forest and Paper Products – 2.25%		
International Paper Company,		
4.25%, 1–15–09	1,500	1,469,925
Mining – 1.56%		
BHP Billiton Finance (USA) Limited,		
5.0%, 12–15–10	1,030	1,015,634
Railroad – 1.55%		
CSX Corporation,		
6.25%, 10–15–08	1,000	1,008,093
Timesharing and Software – 3.06%		
Equifax Inc.,		
4.95%, 11–1–07	2,000	1,996,170
Utilities – Telephone – 0.77%		
SBC Communications Inc.,		
5.57%, 11–14–08 (A)	500	501,493
TOTAL CORPORATE DEBT SECURITIES – 18.37%		$11,973,094

(Cost: $12,025,981)

See Notes to Schedule of Investments on page 147.

The Investments of Limited-Term Bond Portfolio

June 30, 2007 (Unaudited)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS	Principal Amount in Thousands	Value
Agency Obligations – 25.03%		
Federal Agricultural Mortgage Corporation Guaranteed Notes Trust 2006–1,		
4.875%, 1–14–11	$6,000	$ 5,902,200
Federal Home Loan Bank,		
5.0%, 2–29–08	2,000	1,995,148
Federal Home Loan Mortgage Corporation:		
3.625%, 9–15–08	2,000	1,961,962
5.0%, 10–18–10	2,500	2,480,375
5.375%, 1–9–14	2,000	1,973,936
Federal National Mortgage Association,		
4.25%, 7–15–07	2,000	1,999,124
		16,312,745
Mortgage-Backed Obligations – 29.57%		
Federal Home Loan Mortgage Corporation Agency REMIC/CMO:		
4.0%, 5–15–16	1,289	1,247,289
3.5%, 12–15–16	690	658,228
5.5%, 10–15–23	2,304	100,030
5.0%, 6–15–24	1,786	120,358
5.0%, 11–15–24	860	853,730
4.25%, 3–15–31	806	770,673
5.5%, 5–15–34	829	824,937
Federal Home Loan Mortgage Corporation Fixed Rate Participation Certificates:		
7.0%, 8–1–07	–*	354
4.5%, 5–1–10	765	754,467
4.0%, 6–1–14	1,186	1,137,227
5.5%, 1–1–17	91	89,481
5.5%, 5–1–17	96	94,988
4.5%, 1–1–18	1,025	976,788
4.5%, 4–1–18	1,031	982,429
4.5%, 3–1–19	1,356	1,290,379
5.5%, 6–1–22	1,000	984,860
Federal Home Loan Mortgage Corporation Non-Agency REMIC/CMO,		
5.5%, 3–15–31	530	526,087
Federal National Mortgage Association Agency REMIC/CMO:		
5.0%, 6–25–22	1,562	1,540,631
5.5%, 11–25–36 (Interest Only)	5,185	1,391,257

See Notes to Schedule of Investments on page 147.

The Investments of Limited-Term Bond Portfolio

June 30, 2007 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.0%, 11–1–13	$ 9	$ 9,509
7.0%, 10–1–14	11	10,883
6.0%, 3–1–16	34	34,310
6.0%, 3–1–16	31	31,358
5.5%, 2–1–17	339	334,775
5.5%, 1–1–18	539	532,560
5.0%, 3–1–18	955	926,008
5.0%, 6–1–20	1,008	975,208
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.5%, 1–15–14	12	11,862
7.5%, 3–15–15	13	13,508
6.0%, 8–15–16	43	43,153
6.0%, 12–15–16	104	104,929
5.5%, 1–15–17	137	135,349
6.0%, 1–15–17	84	84,506
5.5%, 7–15–17	200	197,805
5.5%, 10–15–17	126	124,542
5.0%, 12–15–17	696	675,774
7.0%, 6–15–28	15	15,596
7.0%, 7–15–29	23	24,482
4.75%, 1–20–34 (A)	535	533,760
Government National Mortgage Association Non-Agency REMIC/CMO,		
4.0%, 1–16–30	111	102,853
		19,266,923
Treasury Inflation Protected Obligation – 0.90%		
United States Treasury Notes,		
3.0%, 7–15–12 (B)	500	**585,901**
Treasury Obligations – 20.99%		
United States Treasury Notes:		
5.0%, 2–15–11	1,000	1,004,531
5.0%, 8–15–11	3,000	3,013,125
4.375%, 8–15–12	4,750	4,642,755
4.25%, 8–15–13	5,200	5,020,844
		13,681,255
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 76.49%		**$49,846,824**

(Cost: $50,728,745)

See Notes to Schedule of Investments on page 147.

The Investments of Limited-Term Bond Portfolio

(Unaudited)

SHORT-TERM SECURITIES – 3.90%	Principal Amount in Thousands	Value
Forest and Paper Products		
Sonoco Products Co.,		
5.52%, 7–2–07	$2,538	$ 2,537,611
(Cost: $2,537,611)		
TOTAL INVESTMENT SECURITIES – 98.76%		$64,357,529
(Cost: $65,292,337)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.24%		807,434
NET ASSETS – 100.00%		$65,164,963

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect June 30, 2007.

(B)The interest rate for this security is a stated rate, but the interest payments are determined by multiplying the inflation-adjusted principal by one half of the stated rate for each semiannual interest payment date.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

LIMITED-TERM BOND PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $65,292) (Notes 1 and 3)	$64,358
Cash	1
Receivables:	
Dividends and interest.	834
Portfolio shares sold	2
Prepaid and other assets	1
Total assets	65,196

LIABILITIES

Payable to Portfolio shareholders	12
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	2
Accrued shareholder servicing (Note 2).	2
Accrued service fee (Note 2)	1
Other	10
Total liabilities.	31
Total net assets	$65,165

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 12
Additional paid-in capital	65,199
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	1,449
Accumulated undistributed net realized loss on	
investment transactions	(560)
Net unrealized depreciation in value of investments.	(935)
Net assets applicable to outstanding units of capital.	$65,165

Net asset value, redemption and offering price per share.	$5.5634
Capital shares outstanding	11,713
Capital shares authorized	40,000

See Notes to Financial Statements.

Statement of Operations

LIMITED-TERM BOND PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization	$1,650
Expenses (Note 2):	
Investment management fee	168
Service fee	84
Accounting services fee	21
Audit fees	11
Legal fees	4
Custodian fees	3
Shareholder servicing	2
Other	11
Total	304
Less waiver of investment management fee (Notes 2 and 9)	(15)
Total expenses	289
Net investment income	1,361

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on investments	(183)
Unrealized depreciation in value of investments during the period	(200)
Net loss on investments	(383)
Net increase in net assets resulting from operations	$ 978

See Notes to Financial Statements.

Statement of Changes in Net Assets

LIMITED-TERM BOND PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
DECREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,361	$ 2,590
Realized net gain (loss) on investments	(183)	69
Unrealized appreciation (depreciation)	(200)	127
Net increase in net assets resulting from operations.	978	2,786
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(2,500)
Realized gains on investment transactions.	(—)	(—)
	(—)	(2,500)
Capital share transactions[2].	(5,534)	(5,618)
Total decrease	(4,556)	(5,332)
NET ASSETS		
Beginning of period.	69,721	75,053
End of period.	$65,165	$69,721
Undistributed net investment income	$ 1,449	$ 88

(1)See "Financial Highlights" on page 151.

(2)Shares issued from sale of shares	268	1,210
Shares issued from reinvestment of dividend and/or capital gains distribution	—	456
Shares redeemed.	(1,267)	(2,672)
Decrease in outstanding capital shares.	(999)	(1,006)
Value issued from sale of shares.	$ 1,484	$ 6,700
Value issued from reinvestment of dividend and/or capital gains distribution	—	2,500
Value redeemed.	(7,018)	(14,818)
Decrease in outstanding capital.	$ (5,534)	$ (5,618)

See Notes to Financial Statements.

Financial Highlights

LIMITED-TERM BOND PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period..........	$5.4845	$5.4710	$5.5593	$5.6245	$5.6068	$5.4437
Income (loss) from investment operations:						
Net investment income.......	0.1168	0.2110	0.1823	0.1559	0.1594	0.1327
Net realized and unrealized gain (loss) on investments..........	(0.0379)	0.0064	(0.0881)	(0.0651)	0.0176	0.1631
Total from investment operations................	0.0789	0.2174	0.0942	0.0908	0.1770	0.2958
Less distributions from:						
Net investment income.......	(0.0000)	(0.2039)	(0.1825)	(0.1560)	(0.1593)	(0.1327)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.2039)	(0.1825)	(0.1560)	(0.1593)	(0.1327)
Net asset value, end of period..............	$5.5634	$5.4845	$5.4710	$5.5593	$5.6245	$5.6068
Total return	1.45%	3.96%	1.68%	1.61%	3.16%	5.43%
Net assets, end of period (in millions)................	$65	$70	$75	$79	$74	$47
Ratio of expenses to average net assets including expense waiver	0.86%[1]	0.85%	0.87%	0.87%	0.84%	0.69%
Ratio of net investment income to average net assets including expense waiver	4.06%[1]	3.60%	3.16%	2.85%	2.91%	3.97%
Ratio of expenses to average net assets excluding expense waiver	0.91%[1]	0.86%	0.87%[2]	0.87%[2]	0.84%[2]	0.87%
Ratio of net investment income to average net assets excluding expense waiver	4.01%[1]	3.59%	3.16%[2]	2.85%[2]	2.91%[2]	3.79%
Portfolio turnover rate	41%	24%	39%	39%	41%	27%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF MICRO CAP GROWTH PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Micro Cap Growth Portfolio had net assets totaling $63,228,968 invested in a diversified portfolio of:

94.23%	Domestic Common Stocks
3.62%	Foreign Common Stocks
2.15%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Health Care Stocks	$26.73
Technology Stocks	$22.14
Business Equipment and Services Stocks	$18.71
Miscellaneous Stocks	$12.70
Capital Goods Stocks	$10.85
Retail Stocks	$ 6.72
Cash and Cash Equivalents	$ 2.15

The Investments of Micro Cap Growth Portfolio

June 30, 2007

COMMON STOCKS	Shares	Value
Air Transportation – 0.84%		
Pinnacle Airlines Corp.*.	28,400	$ **532,358**
Aircraft – 1.73%		
Innovative Solutions and Support, Inc.*.	35,200	**816,992**
Apparel – 2.09%		
Ashworth, Inc.*.	39,100	274,873
Volcom, Inc.*	26,300	1,318,025
		1,592,898
Broadcasting – 1.07%		
RRSat Global Communications Network Ltd.*	34,000	**678,300**
Business Equipment and Services – 4.91%		
Cbeyond, Inc.*	19,200	739,584
Energy Focus, Inc.*	51,700	342,254
Grubb & Ellis Company*	69,000	800,400
Kenexa Corporation*	10,900	411,093
Salary.com, Inc.*	30,300	363,297
Unica Corporation*.	27,000	445,500
		3,102,128
Capital Equipment – 6.18%		
CollaGenex Pharmaceuticals, Inc.*.	55,000	683,375
NATCO Group Inc., Class A*.	38,400	1,767,936
Somanetics Corporation*.	29,300	537,216
T–3 Energy Services, Inc.*	27,500	920,013
		3,908,540
Communications Equipment – 1.63%		
Blue Coat Systems, Inc.*	11,200	554,736
Intervoice, Inc.*.	57,400	478,142
		1,032,878
Computers – Main and Mini – 1.51%		
SourceForge, Inc.*	225,500	**952,738**

See Notes to Schedule of Investments on page 157.

The Investments of Micro Cap Growth Portfolio

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Computers – Peripherals – 9.57%		
Applix, Inc.*	34,200	$ 562,248
Entrust, Inc.*	185,800	753,419
Lawson Software, Inc.*	70,200	693,927
NetScout Systems, Inc.*	55,400	480,318
Phase Forward Incorporated*	84,100	1,415,824
Sigma Designs, Inc.*	18,800	490,586
Taleo Corporation, Class A*	48,700	1,096,724
Xyratex Ltd*	25,000	555,625
		6,048,671
Construction Materials – 0.77%		
Comtech Group, Inc.*	29,500	**487,782**
Electrical Equipment – 2.11%		
EXFO Electro-Optical Engineering Inc.*	72,100	503,979
Power-One, Inc.*	87,100	347,094
Ultralife Batteries, Inc.*	45,500	479,798
		1,330,871
Electronic Components – 3.06%		
Bell Microproducts Inc.*	32,800	213,364
Hittite Microwave Corporation*	3,500	149,555
Integrated Silicon Solution, Inc.*	65,800	414,540
NetLogic Microsystems, Inc.*	27,800	885,986
Techwell, Inc.*	20,700	271,274
		1,934,719
Electronic Instruments – 4.64%		
Asyst Technologies, Inc.*	51,300	370,129
Eagle Test Systems, Inc.*	36,100	579,946
Energy Conversion Devices, Inc.*	21,600	665,280
Intevac, Inc.*	21,500	457,090
Mattson Technology, Inc.*	45,600	442,092
Microtune, Inc.*	79,900	418,676
		2,933,213
Health Care – Drugs – 11.21%		
Auxilium Pharmaceuticals, Inc.*	59,500	949,620
BioSphere Medical, Inc.*	41,500	292,575
Cavium Networks, Inc.*	24,900	563,362
Dyax Corp.*	72,800	305,396
Independence Holding Company	18,900	386,127
InterMune, Inc.*	30,200	783,539

See Notes to Schedule of Investments on page 157.

The Investments of Micro Cap Growth Portfolio

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Health Care – Drugs (Continued)		
Maxygen, Inc.*	66,000	$ 565,950
Medifast, Inc.*.	51,100	457,345
Obagi Medical Products, Inc.*	42,100	746,222
POZEN Inc.*.	40,400	730,230
Sciele Pharma, Inc.*.	31,100	732,094
SuperGen, Inc.*	103,500	576,495
		7,088,955
Health Care – General – 14.12%		
Bruker BioSciences Corporation*	53,400	481,401
Candela Corporation*	63,400	735,440
Cutera, Inc.*	29,800	742,616
Dynamic Materials Corporation*	17,200	645,086
Greatbatch, Inc.*	11,200	362,880
Micrus Endovascular Corporation*	27,100	665,440
NuVasive, Inc.*.	29,000	783,145
PolyMedica Corporation.	22,900	935,923
Quidel Corporation*	85,600	1,502,708
Spectranetics Corporation (The)*	80,200	923,503
Systems Xcellence Inc.*.	19,200	551,328
Tutogen Medical, Inc.*	60,100	600,399
		8,929,869
Hospital Supply and Management – 1.40%		
Health Grades, Inc.*.	135,900	**884,709**
Metal Fabrication – 1.79%		
A.M. Castle & Co.	18,600	667,926
DXP Enterprises, Inc.*.	10,900	466,574
		1,134,500
Mining – 1.21%		
Smith & Wesson Holding Corporation*	45,800	**767,379**
Motion Pictures – 1.31%		
On Assignment, Inc.*	77,100	**826,898**
Petroleum – Services – 1.58%		
Brigham Exploration Company*.	84,400	496,272
Bronco Drilling Company, Inc.*	30,500	500,352
		996,624

See Notes to Schedule of Investments on page 157.

The Investments of Micro Cap Growth Portfolio

June 30, 2007

COMMON STOCKS (Continued)	Shares	Value
Restaurants – 3.17%		
BUCA, Inc.*	36,000	$ 125,100
McCormick & Schmick's Seafood Restaurants, Inc.*	28,500	738,862
Red Robin Gourmet Burgers, Inc.*	17,200	694,106
Ruth's Chris Steak House, Inc.*.	26,100	443,570
		2,001,638
Retail – Specialty Stores – 3.55%		
Gaiam, Inc., Class A*	34,600	631,796
Jos. A. Bank Clothiers, Inc.*	23,383	968,875
LJ International Inc.*	59,400	645,975
		2,246,646
Security and Commodity Brokers – 2.03%		
FCStone Group, Inc.*	12,400	709,962
Sanders Morris Harris Group Inc.	49,300	574,099
		1,284,061
Steel – 1.07%		
Claymont Steel Holdings, Inc.*.	31,600	**675,924**
Timesharing and Software – 13.80%		
Blackbaud, Inc.	31,300	691,260
Concur Technologies, Inc.*.	60,300	1,377,553
CyberSource Corporation*.	25,500	307,912
DivX, Inc.*.	40,000	600,400
eResearch Technology, Inc.*	67,400	640,637
Guidance Software, Inc.*	10,500	147,997
Liquidity Services, Inc.*	27,500	516,450
LivePerson, Inc.*	51,600	276,576
PROS Holdings, Inc.*.	19,900	260,690
Smith Micro Software, Inc.*	19,800	297,891
Ultimate Software Group, Inc. (The)*.	44,700	1,293,171
VASCO Data Security International, Inc.*	40,700	925,315
Vocus, Inc.*.	25,900	650,479
Wireless Ronin Technologies, Inc.*	92,800	738,224
		8,724,555
Trucking and Shipping – 1.05%		
U.S. Xpress Enterprises, Inc., Class A*	35,900	**666,484**
Utilities – Telephone – 0.45%		
ORBCOMM Inc.*	17,400	**285,360**
TOTAL COMMON STOCKS – 97.85%		$**61,865,690**
(Cost: $48,327,243)		

See Notes to Schedule of Investments on page 157.

The Investments of Micro Cap Growth Portfolio

June 30, 2007

SHORT-TERM SECURITIES – 2.61%	Principal Amount in Thousands	Value
Beverages		
PepsiCo, Inc.,		
5.33%, 7–2–07	$1,653	$ 1,652,755
(Cost: $1,652,755)		
TOTAL INVESTMENT SECURITIES – 100.46%		$63,518,445
(Cost: $49,979,998)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.46%)		(289,477)
NET ASSETS – 100.00%		$63,228,968

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MICRO CAP GROWTH PORTFOLIO

June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $49,980) (Notes 1 and 3)	$ 63,518
Cash	1
Receivables:	
Investment securities sold.	107
Portfolio shares sold	11
Dividends and interest.	5
Prepaid and other assets	1
Total assets	63,643

LIABILITIES

Payable for investment securities purchased	384
Payable to Portfolio shareholders.	15
Accrued accounting services fee (Note 2)	3
Accrued management fee (Note 2)	3
Accrued shareholder servicing (Note 2).	2
Accrued service fee (Note 2)	1
Other	6
Total liabilities.	414
Total net assets	$ 63,229

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	3
Additional paid-in capital		51,548
Accumulated undistributed income (loss):		
Accumulated undistributed net investment loss		(351)
Accumulated undistributed net realized loss on		
investment transactions		(1,509)
Net unrealized appreciation in value of investments.		13,538
Net assets applicable to outstanding units of capital.		$ 63,229
Net asset value, redemption and offering price per share.		$21.9392
Capital shares outstanding		2,882
Capital shares authorized		50,000

Statement of Operations

MICRO CAP GROWTH PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):

Interest and amortization	$ 33
Dividends	19
Total income	52

Expenses (Note 2):

Investment management fee	285
Service fee	75
Accounting services fee	21
Audit fees	9
Shareholder servicing	2
Custodian fees	1
Legal fees	1
Other	8
Total expenses	402
Net investment loss	(350)

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments	3,285
Unrealized appreciation in value of investments during the period	2,469
Net gain on investments	5,754
Net increase in net assets resulting from operations	$5,404

See Notes to Financial Statements.

Statement of Changes in Net Assets

MICRO CAP GROWTH PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment loss	$ (350)	$ (617)
Realized net gain on investments	3,285	7,714
Unrealized appreciation (depreciation)	2,469	(886)
Net increase in net assets resulting from operations.	5,404	6,211
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(—)
Realized gains on investment transactions.	(—)	(—)
	(—)	(—)
Capital share transactions[2].	(2,301)	1,369
Total increase	3,103	7,580
NET ASSETS		
Beginning of period.	60,126	52,546
End of period.	$63,229	$60,126
Undistributed net investment loss	$ (351)	$ (1)

(1) See "Financial Highlights" on page 161.

(2) Shares issued from sale of shares.	157	663
Shares issued from reinvestment of dividend and/or capital gains distribution	—	—
Shares redeemed.	(269)	(607)
Increase (decrease) in outstanding capital shares	(112)	56
Value issued from sale of shares.	$ 3,209	$12,683
Value issued from reinvestment of dividend and/or capital gains distribution	—	—
Value redeemed.	(5,510)	(11,314)
Increase (decrease) in outstanding capital	$ (2,301)	$ 1,369

See Notes to Financial Statements.

Financial Highlights

MICRO CAP GROWTH PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period. . .	$20.0796	$17.8866	$14.7992	$13.4476	$ 8.7000	$15.5000
Income (loss) from investment operations:						
Net investment loss . .	(0.1214)	(0.2064)	(0.1737)	(0.1794)	(0.1178)	(0.1000)
Net realized and unrealized gain (loss) on investments	1.9810	2.3994	3.2611	1.5310	4.8654	(6.7000)
Total from investment operations.	1.8596	2.1930	3.0874	1.3516	4.7476	(6.8000)
Less distributions from:						
Net investment income	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Net asset value, end of period.	$21.9392	$20.0796	$17.8866	$14.7992	$13.4476	$ 8.7000
Total return	9.22%	12.26%	20.87%	10.05%	54.41%	−43.64%
Net assets, end of period (in millions) . . .	$63	$60	$53	$41	$41	$25
Ratio of expenses to average net assets including expense waiver	1.34%[1]	1.32%	1.35%	1.35%	1.37%	1.34%
Ratio of net investment loss to average net assets including expense waiver	−1.17%[1]	−1.06%	−1.15%	−1.26%	−1.17%	−1.10%
Ratio of expenses to average net assets excluding expense waiver	1.34%[1][2]	1.32%[2]	1.35%[2]	1.35%[2]	1.51%	1.45%
Ratio of net investment loss to average net assets excluding expense waiver	−1.17%[1][2]	−1.06%[2]	−1.15%[2]	−1.26%[2]	−1.31%	−1.21%
Portfolio turnover rate . . .	32%	60%	54%	65%	74%	68%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF MID CAP GROWTH PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Mid Cap Growth Portfolio had net assets totaling $49,231,523 invested in a diversified portfolio of:

87.16%	Domestic Common Stocks
9.49%	Cash and Cash Equivalents
3.35%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



	Health Care Stocks	$19.52
	Financial Services Stocks	$12.25
	Technology Stocks	$12.25
	Business Equipment and Services Stocks	$10.12
	Cash and Cash Equivalents	$ 9.49
	Retail Stocks	$ 9.29
	Miscellaneous Stocks	$ 7.41
	Capital Goods Stocks	$ 6.62
	Consumer Nondurables Stocks	$ 5.31
	Energy Stocks	$ 4.59
	Consumer Services Stocks	$ 3.15

The Investments of Mid Cap Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Banks – 5.22%		
Northern Trust Corporation	22,600	$ 1,451,146
Synovus Financial Corp.	36,450	1,119,015
		2,570,161
Beverages – 1.55%		
Brown-Forman Corporation, Class B	10,450	763,686
Business Equipment and Services – 5.45%		
Akamai Technologies, Inc.*	10,200	496,281
Bucyrus International, Inc., Class A (A)	4,950	350,163
Lamar Advertising Company, Class A	7,850	492,627
Republic Services, Inc., Class A	16,175	495,602
Stericycle, Inc.*	19,100	848,900
		2,683,573
Capital Equipment – 1.89%		
IDEX Corporation	24,150	930,741
Chemicals – Specialty – 0.95%		
Air Products and Chemicals, Inc.	5,800	466,146
Communications Equipment – 0.94%		
Marvell Technology Group Ltd.*	25,300	460,966
Computers – Micro – 4.06%		
Apple Inc.*	12,200	1,489,132
Sun Microsystems, Inc.*	96,900	509,694
		1,998,826
Computers – Peripherals – 1.07%		
Citrix Systems, Inc.*	7,300	245,937
Electronic Arts Inc.*	5,950	281,465
		527,402
Consumer Electronics – 1.28%		
Research In Motion Limited*	3,150	630,236
Electrical Equipment – 1.00%		
Molex Incorporated, Class A	18,600	493,551
Electronic Components – 6.17%		
Broadcom Corporation, Class A*	32,375	946,645
Microchip Technology Incorporated	26,100	967,266
Network Appliance, Inc. (A)*	30,850	900,820
PMC-Sierra, Inc.*	29,100	224,652
		3,039,383

See Notes to Schedule of Investments on page 167.

The Investments of Mid Cap Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Farm Machinery – 1.22%		
AGCO Corporation*	13,800	$ 599,058
Food and Related – 3.76%		
Hershey Foods Corporation.	17,050	863,071
Wm. Wrigley Jr. Company	17,875	988,666
		1,851,737
Health Care – Drugs – 4.41%		
Allergan, Inc.	24,800	1,429,472
Gilead Sciences, Inc.*	19,100	740,984
		2,170,456
Health Care – General – 8.77%		
DENTSPLY International Inc.	19,200	734,304
Gen-Probe Incorporated (A)*.	7,500	452,962
Henry Schein, Inc.*	26,800	1,431,790
Hologic, Inc.*	12,100	669,311
Kyphon Inc.*.	10,700	515,526
Zimmer Holdings, Inc.*.	6,050	513,585
		4,317,478
Hospital Supply and Management – 6.34%		
C. R. Bard, Inc.	15,325	1,266,305
Cytyc Corporation*.	21,100	910,254
Laboratory Corporation of America Holdings*.	12,100	946,946
		3,123,505
Insurance – Property and Casualty – 2.41%		
AXIS Capital Holdings Limited.	13,700	556,905
Ambac Financial Group, Inc.	7,200	627,768
		1,184,673
Metal Fabrication – 2.51%		
Fastenal Company	29,550	1,237,554
Motor Vehicles – 0.86%		
Harley-Davidson, Inc.	7,100	423,231
Petroleum – Domestic – 1.04%		
XTO Energy Inc. (A)	8,550	513,855
Petroleum – International – 1.20%		
Noble Energy, Inc. (A)	9,500	592,705
Petroleum – Services – 2.35%		
BJ Services Company (A)*	8,300	236,052
Complete Production Services, Inc. (A)*	10,300	266,255
National Oilwell Varco, Inc. (A)	3,350	349,204
Smith International, Inc. (A)	5,200	304,928
		1,156,439

See Notes to Schedule of Investments on page 167.

COMMON STOCKS (Continued)	Shares	Value
Publishing – 3.15%		
Getty Images, Inc.*.	12,700	$ 607,187
Meredith Corporation	15,300	942,480
		1,549,667
Restaurants – 2.87%		
Chipotle Mexican Grill, Inc., Class A*	3,550	302,744
P.F. Chang's China Bistro, Inc.*	18,550	653,053
YUM! Brands, Inc.	14,000	458,080
		1,413,877
Retail – Food Stores – 0.92%		
Longs Drug Stores Corporation.	8,600	**451,672**
Retail – General Merchandise – 1.13%		
Saks Incorporated	26,100	**557,235**
Retail – Specialty Stores – 4.37%		
Chico's FAS, Inc.*.	21,100	513,574
Coldwater Creek Inc.*	22,400	520,128
J. Crew Group, Inc.*.	20,650	1,116,958
		2,150,660
Security and Commodity Brokers – 4.62%		
Chicago Mercantile Exchange Holdings Inc.	2,190	1,170,248
Legg Mason, Inc.	3,200	314,816
TD Ameritrade Holding Corporation*.	39,550	790,605
		2,275,669
Timesharing and Software – 4.67%		
eBay Inc.*.	15,850	509,815
Global Payments Inc.	15,400	610,610
Paychex, Inc.	30,100	1,177,663
		2,298,088
Trucking and Shipping – 2.41%		
C.H. Robinson Worldwide, Inc.	13,450	706,932
Expeditors International of Washington, Inc.	11,600	479,196
		1,186,128
Utilities – Telephone – 1.92%		
Equinix, Inc.*	2,650	242,528
MetroPCS Communications, Inc.*	21,200	700,448
		942,976
TOTAL COMMON STOCKS – 90.51%		**$44,561,334**
(Cost: $37,963,338)		

See Notes to Schedule of Investments on page 167.

The Investments of Mid Cap Growth Portfolio

June 30, 2007   *(Unaudited)*

PUT OPTIONS – 0.00%	Number of Contracts	Value
Lehman Brothers Inc. Custom Energy Basket Collar, July 90%, Expires 7–23–07 .... (Cost: $10,150)	9,575	$ 96

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Commercial Paper		
Beverages – 3.03%		
PepsiCo, Inc.,		
5.33%, 7–2–07	$1,489	**1,488,780**
Forest and Paper Products – 4.06%		
Sonoco Products Co.,		
5.52%, 7–2–07	2,000	**1,999,693**
Total Commercial Paper – 7.09%		**3,488,473**
United States Government Agency Obligations – 3.24%		
Federal Home Loan Mortgage Corporation,		
4.95%, 7–2–07	1,597	**1,596,780**
TOTAL SHORT-TERM SECURITIES – 10.33%		**$ 5,085,253**
(Cost: $5,085,253)		
TOTAL INVESTMENT SECURITIES – 100.84%		**$49,646,683**
(Cost: $43,058,741)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.84%)		**(415,160)**
NET ASSETS – 100.00%		**$49,231,523**

See Notes to Schedule of Investments on page 167.

The Investments of Mid Cap Growth Portfolio

June 30, 2007   *(Unaudited)*

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written call options outstanding at June 30, 2007. (See Note 5 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Bucyrus International, Inc., Class A	49	July/80	$ 6,223	$ 1,103
Gen-Probe Incorporated	75	August/55	9,524	44,250
Lehman Brothers Inc. Custom Energy Basket Collar	9,575	July/108%	10,150	23,650
Network Appliance, Inc.	241	September/34	13,014	13,014
			$38,911	$82,017

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MID CAP GROWTH PORTFOLIO

June 30, 2007
(In Thousands, Except for Per Share Amounts) (Unaudited)

ASSETS

Investment securities – at value (cost – $43,059) (Notes 1 and 3):	$49,647
Cash	1
Receivables:	
Investment securities sold.	670
Dividends and interest.	31
Portfolio shares sold	11
Prepaid and other assets	1
Total assets	50,361

LIABILITIES

Payable for investment securities purchased	1,024
Outstanding written options – at value	
(premium received – $39) (Note 5)	82
Payable to Portfolio shareholders.	13
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	2
Accrued service fee (Note 2)	1
Accrued shareholder servicing (Note 2).	1
Other.	4
Total liabilities.	1,129
Total net assets	$49,232

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 7
Additional paid-in capital	42,139
Accumulated undistributed income:	
Accumulated undistributed net investment income.	72
Accumulated undistributed net realized gain on	
investment transactions	469
Net unrealized appreciation in value of investments.	6,545
Net assets applicable to outstanding units of capital.	$49,232
Net asset value, redemption and offering price per share.	$7.2427
Capital shares outstanding	6,797
Capital shares authorized	50,000

See Notes to Financial Statements.

Statement of Operations

MID CAP GROWTH PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends	$ 185
Interest and amortization	146
Total income	331

Expenses (Note 2):

Investment management fee	181
Service fee	53
Accounting services fee	14
Audit fees	9
Custodian fees	3
Legal fees	2
Shareholder servicing	1
Other	6
Total	269
Less waiver of investment management fee (Notes 2 and 9)	(7)
Total expenses	262
Net investment income	69

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities	536
Realized net gain on written options	28
Realized net gain on investments	564
Unrealized appreciation in value of securities during the period	3,620
Unrealized depreciation in value of written options during the period	(43)
Unrealized appreciation in value of investments during the period	3,577
Net gain on investments	4,141
Net increase in net assets resulting from operations	$4,210

See Notes to Financial Statements.

Statement of Changes in Net Assets

MID CAP GROWTH PORTFOLIO
(In Thousands)

(Unaudited)

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 69	$ 115
Realized net gain (loss) on investments	564	(80)
Unrealized appreciation.	3,577	2,056
Net increase in net assets resulting from operations.	4,210	2,091
Distributions to shareholders from (Note 1E):[1]		
Net investment income	(—)	(126)
Realized gains on investment transactions.	(—)	(10)
	(—)	(136)
Capital share transactions[2].	7,679	22,255
Total increase	11,889	24,210
NET ASSETS		
Beginning of period.	37,343	13,133
End of period.	$49,232	$37,343
Undistributed net investment income	$ 72	$ 3

(1) See "Financial Highlights" on page 171.

(2) Shares issued from sale of shares	1,344	3,743
Shares issued from reinvestment of dividend and/or capital gains distribution	—	21
Shares redeemed.	(239)	(237)
Increase in outstanding capital shares	1,105	3,527
Value issued from sale of shares.	$ 9,333	$23,600
Value issued from reinvestment of dividend and/or capital gains distribution	—	136
Value redeemed.	(1,654)	(1,481)
Increase in outstanding capital	$ 7,679	$22,255

See Notes to Financial Statements.

Financial Highlights

MID CAP GROWTH PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period:

(Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended 12-31-06	For the period from 4-28-05[1] through 12-31-05
Net asset value, beginning of period	$6.5601	$6.0653	$5.0000
Income from investment operations:			
Net investment income	0.0101	0.0164	0.0064
Net realized and unrealized gain on investments.	0.6725	0.5025	1.0589
Total from investment operations	0.6826	0.5189	1.0653
Less distributions from:			
Net investment income	(0.0000)	(0.0223)	(0.0000)
Capital gains	(0.0000)	(0.0018)	(0.0000)
Total distributions	(0.0000)	(0.0241)	(0.0000)
Net asset value, end of period	$7.2427	$6.5601	$6.0653
Total return	10.40%	8.56%	21.31%
Net assets, end of period (in millions)	$49	$37	$13
Ratio of expenses to average net assets including expense waiver	1.23%[2]	0.97%	0.69%[2]
Ratio of net investment income to average net assets including expense waiver	0.33%[2]	0.45%	0.33%[2]
Ratio of expenses to average net assets excluding expense waiver.	1.26%[2]	1.31%	1.54%[2]
Ratio of net investment income (loss) to average net assets excluding expense waiver.	0.30%[2]	0.11%	−0.52%[2]
Portfolio turnover rate.	13%	23%	11%

(1) Commencement of operations.
(2) Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF MONEY MARKET PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Money Market Portfolio had net assets totaling $77,200,015.

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Corporate Obligations – Notes	$32.27
Corporate Obligations – Commercial Paper	$22.23
Corporate Obligations – Commercial Paper (backed by irrevocable bank letter of credit)	$17.03
Municipal Obligations – Taxable	$16.76
Corporate Obligations – Certificates of Deposit	$ 7.64
United States Government Agency Obligations	$ 3.56
Cash and Other Assets, Net of Liabilities.	$ 0.51

Please remember that an investment in the Portfolio is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Although the Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

The Investments of Money Market Portfolio

June 30, 2007 — *(Unaudited)*

CORPORATE OBLIGATIONS	Principal Amount in Thousands	Value
Certificates of Deposit – 7.64%		
Banks		
Barclays Bank PLC,		
5.37%, 4–15–08	$1,500	$ 1,500,000
Barclays Bank PLC, New York Branch,		
5.35%, 5–5–08	1,000	1,000,000
Citibank, N.A.:		
5.3%, 8–3–07	1,500	1,500,000
5.305%, 8–27–07	1,000	1,000,000
5.31%, 9–7–07	900	900,000
		5,900,000
Commercial Paper		
Capital Equipment – 1.93%		
Deere (John) Capital Corporation:		
5.26%, 7–30–07	500	497,881
5.27%, 8–13–07	300	298,112
5.22%, 8–29–07	700	694,011
		1,490,004
Finance Companies – 1.93%		
Ciesco, LLC,		
5.25%, 8–3–07	1,500	**1,492,781**
Food and Related – 5.03%		
McCormick & Co. Inc.:		
5.0%, 8–31–07	1,100	1,090,681
5.02%, 11–26–07	350	342,777
5.22%, 11–28–07	2,000	1,956,500
Wm. Wrigley Jr. Company,		
5.27%, 8–17–07	500	496,560
		3,886,518
Insurance – Life – 4.74%		
AEGON N.V.:		
5.23%, 8–13–07	1,000	993,753
5.24%, 8–13–07	2,680	2,663,226
		3,656,979
Security and Commodity Brokers – 4.02%		
Societe Generale N.A. Inc.,		
5.26%, 9–10–07	250	247,407
UBS Finance Delaware LLC (UBS AG):		
5.45%, 7–2–07	1,214	1,213,816
5.27%, 8–3–07	400	398,068
5.23%, 8–8–07	1,250	1,243,099
		3,102,390

See Notes to Schedule of Investments on page 178.

The Investments of Money Market Portfolio

(Unaudited)

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Commercial Paper (Continued)		
Trucking and Shipping – 1.29%		
United Parcel Service Inc.,		
5.06%, 7–31–07	$1,000	$ 995,783
Utilities – Telephone – 3.29%		
AT&T Inc.,		
5.25%, 7–31–07	2,550	2,538,844
Total Commercial Paper – 22.23%		17,163,299
Commercial Paper (backed by irrevocable bank letter of credit)		
Finance Companies – 10.37%		
ED&F Man Treasury Management PLC (Royal Bank of Scotland PLC (The)),		
5.23%, 7–2–07	1,500	1,499,782
NATC California LLC (SunTrust Bank),		
5.24%, 7–13–07	1,500	1,497,380
River Fuel Company #2, Inc. (Bank of New York (The)),		
5.25%, 7–16–07	1,460	1,456,806
River Fuel Trust #1 (Bank of New York (The)),		
5.28%, 8–15–07	675	670,545
Vehicle Services of America Ltd. (Bank of America, N.A.),		
5.27%, 8–23–07	2,903	2,880,477
		8,004,990
Food and Related – 4.08%		
COFCO Capital Corp. (Rabobank Nederland):		
5.27%, 7–9–07	850	849,005
5.26%, 7–10–07	2,300	2,296,975
		3,145,980
Multiple Industry – 2.58%		
Louis Dreyfus Corporation (Barclays Bank PLC, New York Branch),		
5.265%, 7–27–07	2,000	1,992,395
Total Commercial Paper (backed by irrevocable bank letter of credit) – 17.03%		13,143,365

See Notes to Schedule of Investments on page 178.

The Investments of Money Market Portfolio

(Unaudited)

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes		
Banks – 7.02%		
Bank of America, N.A.,		
5.27%, 9–14–07	$1,200	$ 1,200,000
Lloyds TSB Bank PLC,		
5.29%, 7–6–07 (A)	740	740,000
U.S. Bancorp,		
5.1%, 7–15–07	975	974,833
U.S. Bank, N.A.,		
6.3%, 7–15–08	500	504,229
Wells Fargo & Company:		
5.38%, 7–2–07 (A)	1,500	1,500,000
5.33%, 7–16–07 (A)	500	500,000
		5,419,062
Business Equipment and Services – 1.48%		
Playworld Systems Incorporated, Taxable Variable		
Rate Demand/Fixed Rate Revenue Bonds,		
Series A of 1998 (Wachovia Bank, N.A.),		
5.44%, 7–5–07 (A)	1,145	**1,145,000**
Computers – Main and Mini – 2.59%		
International Business Machines Corporation:		
5.28%, 7–3–07 (A)	750	750,000
5.33%, 7–9–07 (A)	1,250	1,250,000
		2,000,000
Finance Companies – 5.56%		
Capital Markets Access Company LC,		
Taxable Variable Rate Demand Bonds		
(LSPB Real Estate, LLC Project), Series 2007		
(Wachovia Bank, N.A.),		
5.39%, 7–5–07 (A)	700	700,000
Toyota Motor Credit Corporation:		
5.24%, 5–2–08	1,500	1,500,000
5.28%, 5–23–08	740	740,000
5.41%, 6–16–08	1,000	1,000,000
Unilever Capital Corporation,		
5.31%, 7–12–07 (A)	350	350,000
		4,290,000
Forest and Paper Products – 0.65%		
Kimberly-Clark Corporation,		
5.263%, 12–19–07	500	**500,000**

See Notes to Schedule of Investments on page 178.

The Investments of Money Market Portfolio

June 30, 2007   *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Furniture and Furnishings – 0.23%		
Capo & Sons Corporation, Taxable Variable Rate Demand Bonds, Series 1998 (Wachovia Bank, N.A.),		
5.49%, 7–5–07 (A)	$ 175	$ 175,000
Leisure Time Industry – 1.61%		
Ansley Golf Club, Inc., Incremental Taxable Variable Rate Demand Bonds, Series 1998 (Wachovia Bank, N.A.),		
5.49%, 7–5–07 (A)	1,240	1,240,000
Multiple Industry – 4.02%		
3M Company,		
5.656%, 12–12–07 (B)	1,500	1,502,465
Coweta Summit Associates, LLC, Taxable Revenue Bonds, Series 2005 (SunTrust Bank),		
5.37%, 7–5–07 (A)	1,600	1,600,000
		3,102,465
Non-Residential Construction – 1.46%		
Healthcare Property Group, LLC, Taxable Variable Rate Bonds, Series 2005 (SunTrust Bank),		
5.37%, 7–5–07 (A)	1,125	1,125,000
Real Estate Investment Trust – 1.82%		
Arden Realty Limited Partnership,		
7.0%, 11–15–07	1,400	1,408,707
Retail – General Merchandise – 3.51%		
Wal-Mart Stores, Inc.,		
5.933%, 6–1–08	2,700	2,714,219
Security and Commodity Brokers – 0.65%		
UBS AG,		
5.4%, 2–1–08	500	499,657

See Notes to Schedule of Investments on page 178.

The Investments of Money Market Portfolio

June 30, 2007 *(Unaudited)*

CORPORATE OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Notes (Continued)		
Trucking and Shipping – 1.67%		
Volpe Family Partnership, L.P., Taxable Variable Rate Demand Revenue Bonds, Series of 2001 (Wachovia Bank, N.A.), 5.37%, 7–5–07 (A)	$1,290	**$ 1,290,000**
Total Notes – 32.27%		**24,909,110**
TOTAL CORPORATE OBLIGATIONS – 79.17%		**$61,115,774**
(Cost: $61,115,774)		

MUNICIPAL OBLIGATIONS – TAXABLE		
Arkansas – 1.26%		
City of Little Rock, Arkansas, Taxable Variable Rate Demand Revenue Bonds (Ringwood Containers, L.P. Project), Series 2006A (SunTrust Bank), 5.37%, 7–5–07 (A)	975	**975,000**
California – 9.07%		
California Pollution Control Financing Authority, Environmental Improvement Revenue Bonds:		
Atlantic Richfield Company Project, Series 1997 (Taxable), (BP p.l.c.), 5.3%, 8–2–07	3,900	3,900,000
Air Products Manufacturing Corporation, Taxable Series 1997A, 5.3%, 7–3–07	3,100	3,100,000
		7,000,000
Florida – 1.04%		
University of South Florida Research Foundation, Incorporated, Variable Rate Demand Revenue Bonds (Interdisciplinary Research Building Project), Taxable Series 2004B (Bank of America, N.A.), 5.37%, 7–5–07 (A)	800	**800,000**

See Notes to Schedule of Investments on page 178.

The Investments of Money Market Portfolio

June 30, 2007 *(Unaudited)*

MUNICIPAL OBLIGATIONS – TAXABLE (Continued)	Principal Amount in Thousands	Value
Georgia – 4.42%		
Municipal Electric Authority of Georgia, General Resolution Projects Bond Anticipation Notes, Series B (Taxable):		
5.41%, 8–2–07	$1,850	$ 1,850,000
5.42%, 8–21–07	1,567	1,567,000
		3,417,000
New York – 0.97%		
City of New York (The), General Obligation Bonds, Fiscal 1995 Series B, Taxable Adjustable Rate Bonds (WestLB AG),		
5.4%, 8–1–07	750	**750,000**
TOTAL MUNICIPAL OBLIGATIONS – TAXABLE – 16.76%		**$12,942,000**
(Cost: $12,942,000)		
UNITED STATES GOVERNMENT AGENCY OBLIGATIONS		
Federal Home Loan Mortgage Corporation,		
5.375%, 2–12–08	750	750,000
Overseas Private Investment Corporation,		
5.35%, 7–4–07 (A)	2,000	2,000,000
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 3.56%		**$ 2,750,000**
(Cost: $2,750,000)		
TOTAL INVESTMENT SECURITIES – 99.49%		**$76,807,774**
(Cost: $76,807,774)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.51%		**392,241**
NET ASSETS – 100.00%		**$77,200,015**

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2007.

(B) Security was purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. This security has been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of this security amounted to 1.95% of net assets.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

Statement of Assets and Liabilities

MONEY MARKET PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $76,808) (Note 1)	$76,808
Cash	—*
Receivables:	
Interest.	366
Portfolio shares sold	224
Prepaid and other assets	3
Total assets	77,401

LIABILITIES

Payable to Portfolio shareholders	160
Dividends payable.	32
Accrued accounting services fee (Note 2)	4
Accrued management fee (Note 2)	2
Accrued shareholder servicing (Note 2).	2
Accrued service fee (Note 2)	1
Total liabilities.	201
Total net assets	$77,200

NET ASSETS

$0.001 par value capital stock:		
Capital stock	$	77
Additional paid-in capital		77,123
Net assets applicable to outstanding units of capital.		$77,200
Net asset value, redemption and offering price per share.		$1.0000
Capital shares outstanding		77,200
Capital shares authorized		110,000

*Not shown due to rounding.

Statement of Operations

MONEY MARKET PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$1,964
Expenses (Note 2):	
Investment management fee.	147
Service fee.	92
Accounting services fee	22
Audit fees.	8
Custodian fees.	3
Shareholder servicing	2
Legal fees	1
Other	4
Total expenses	279
Net investment income	1,685
Net increase in net assets resulting from operations	$1,685

Statement of Changes in Net Assets

MONEY MARKET PORTFOLIO

(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 1,685	$ 2,582
Net increase in net assets resulting from operations	1,685	2,582
Dividends to shareholders from net investment income (Note 1E)[1]	(1,685)	(2,582)
Capital share transactions[2].	7,168	17,991
Total increase	7,168	17,991
NET ASSETS		
Beginning of period.	70,032	52,041
End of period.	$77,200	$70,032
Undistributed net investment income	$ —	$ —

(1) See "Financial Highlights" on page 182.

(2) Shares issued from sale of shares	30,494	55,159
Shares issued from reinvestment of dividends	1,638	2,582
Shares redeemed.	(24,964)	(39,750)
Increase in outstanding capital shares	7,168	17,991
Value issued from sale of shares.	$30,494	$55,159
Value issued from reinvestment of dividends	1,638	2,582
Value redeemed	(24,964)	(39,750)
Increase in outstanding capital	$ 7,168	$17,991

See Notes to Financial Statements.

Financial Highlights

MONEY MARKET PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period:

(Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Net investment income.	0.0223	0.0424	0.0247	0.0070	0.0051	0.0113
Less dividends declared	(0.0223)	(0.0424)	(0.0247)	(0.0070)	(0.0051)	(0.0113)
Net asset value, end of period.	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000	$1.0000
Total return	2.23%	4.32%	2.50%	0.70%	0.52%	1.12%
Net assets, end of period (in millions)	$77	$70	$52	$55	$64	$103
Ratio of expenses to average net assets	0.76%[1]	0.77%	0.79%	0.76%	0.75%	0.75%
Ratio of net investment income to average net assets	4.58%[1]	4.29%	2.46%	0.69%	0.53%	1.13%

[1] Annualized.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF MORTGAGE SECURITIES PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Mortgage Securities Portfolio had net assets totaling $28,242,549 invested in a diversified portfolio of:

56.50%	Corporate Mortgage-Related Debt Securities
38.97%	United States Government and Government Agency Obligations
4.53%	Cash and Cash Equivalents

On June 30, 2007, the breakdown of bonds (by ratings) held by the Portfolio was as follows:



	AAA	64.74%
	AA	10.19%
	A	8.43%
	BBB	8.94%
	BB	3.17%
	Cash and Cash Equivalents	4.53%

Ratings reflected in the wheel above are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

Certain U.S. government securities in which the Portfolio may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Portfolio may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The Investments of Mortgage Securities Portfolio

CORPORATE DEBT SECURITIES	Principal Amount in Thousands	Value
Finance Companies		
ABFS Mortgage Loan Trust:		
2001–2,		
6.99%, 12–25–31 (A)	$248	$ 250,010
2002–4,		
7.423%, 12–15–33 (A)	170	170,297
ABN AMRO Mortgage Corporation, Series 2003–2,		
5.33023%, 3–25–18 (A)	99	93,418
Auburn Funding, LLC,		
6.92%, 1–25–12 (A)(B)	165	160,798
Banc of America Alternative Loan Trust:		
2004–11,		
6.0%, 12–25–34	289	282,635
2005–6,		
6.0%, 7–25–35	330	326,673
2005–8:		
5.57487%, 9–25–35 (A)	212	202,002
5.57487%, 9–25–35 (A)	43	40,272
2005–10,		
5.66855%, 11–25–35 (A)	121	104,993
2005–12,		
5.80779%, 1–25–36 (A)	170	161,382
2006–4:		
6.22513%, 5–25–36 (A)	64	62,111
6.22513%, 5–25–36 (A)	84	75,240
2006–6,		
6.0%, 6–25–46	385	376,684
Banc of America Commercial Mortgage Inc.,		
Commercial Mortgage Pass-Through Certificates:		
Series 2002–2,		
6.2%, 7–11–43 (C)	140	141,002
Series 2003–1,		
4.9%, 9–11–36 (C)	450	424,596
Series 2004–6,		
5.104%, 12–10–42 (A)(C)	100	94,679
Banc of America Commercial Mortgage Trust 2007–1,		
5.451%, 1–15–49	250	241,824
Banc of America Funding 2004–2 Trust,		
6.5%, 7–20–32	141	141,373
Banc of America Funding Corporation,		
5.00784%, 9–20–34 (A)	99	96,899

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

(Unaudited)

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
Banc of America Mortgage:		
2005-J Trust,		
5.08865%, 11–25–35 (A)	$255	$ 252,944
2007–1 Trust,		
6.0%, 3–25–37	219	212,904
Trust 2004–1,		
5.5%, 2–25–34	170	155,341
Trust 2004–3,		
4.875%, 4–25–19	84	79,869
Trust 2004–7,		
5.75%, 8–25–34	107	105,421
Banc of America Structured Securities Trust 2002-X1 F,		
6.274%, 10–11–33 (C)	250	252,888
BankAmerica Manufactured Housing Contract Trust,		
7.015%, 1–10–28	104	105,333
Bear Stearns Commercial Mortgage Securities Inc.:		
Series 2001-TOP2 Trust Fund:		
7.49056%, 2–15–35 (A)(C).	500	521,883
7.83056%, 2–15–35 (A)(C).	75	79,011
Series 2000-WF1 Trust Fund,		
6.5%, 2–15–32	150	152,331
C-Bass 2005-CB3 Trust,		
5.109%, 12–25–34 (A)	200	185,650
C-Bass 2005-CB7 Trust,		
5.147%, 11–25–35 (A)	150	148,889
C-Bass 2006-CB2 Trust,		
5.86%, 12–25–36	285	282,397
C-Bass 2006-MH1 Trust,		
5.97%, 9–25–36 (A)(C).	150	147,881
CHL Mortgage Pass-Through Trust:		
2003–28,		
4.15%, 8–25–33	150	142,151
2003-HYB2,		
3.9709%, 7–19–33 (A)	259	247,463
CWHEQ Home Equity Loan Trust, Series 2006-S3,		
6.518%, 1–25–29 (A)	215	215,594
Capital Auto Receivables Asset Trust 2006–1,		
7.16%, 1–15–13 (C)	110	111,342
Centex Home Equity Loan Trust 2005-C,		
5.048%, 6–25–35 (A)	210	208,026
Chase Mortgage Finance Trust, Series 2003-S11,		
5.5%, 10–25–33	294	280,796
Citigroup Mortgage Loan Trust Inc., Mortgage		
Pass-Through Certificates, Series 2004–2,		
6.5%, 8–25–33 (C)	37	37,031

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
CitiMortgage Alternative Loan Trust, Series 2006-A7,		
0.0%, 12–25–36 (D)	$250	$ 241,548
CountryPlace Manufactured Housing Contract		
Trust 2005–1,		
4.8%, 12–15–35 (A)(B)	145	140,615
Credit Suisse First Boston Mortgage Securities Corp.,		
6.0%, 11–25–18	47	47,034
DLJ Commercial Mortgage Corp. 1998-CG1,		
7.36358%, 6–10–31 (A)(C)	170	180,863
Flagstar Home Equity Loan Trust 2007–1,		
5.997%, 1–25–35 (A)(B)	125	121,590
Ford Credit Auto Owner:		
Trust 2006-B,		
7.12%, 2–15–13 (C)	65	66,115
Trust 2007-A,		
7.05%, 12–15–13 (C)	30	30,015
Global Mortgage Securitization 2005-A Ltd. and		
Global Mortgage Securitization 2005-A LLC:		
5.25%, 4–25–32	88	82,506
5.39543%, 4–25–32 (A)	128	115,006
Global Mortgage Securitization Ltd. and Global		
Mortgage Securitization, LLC,		
5.25%, 11–25–32 (B)	170	163,403
Green Tree Financial Corporation:		
7.65%, 4–15–19	159	164,589
9.0%, 6–15–25	110	113,992
7.95%, 8–15–25	105	106,829
Hilton Hotel Pool Trust:		
5.82%, 10–3–15 (A)(C)	100	100,906
7.653%, 10–3–15 (C)	220	228,470
Home Equity Loan Trust 2003-HS2,		
5.09%, 7–25–33 (A)	43	41,716
Hometown Commercial Capital, LLC Hometown		
Commercial Mortgage Pass-Through Notes 2006–1,		
5.506%, 11–11–38 (B)	223	219,383
J.P. Morgan Alternative Loan Trust 2006-A6,		
5.95%, 11–25–36 (A)	250	246,481
J.P. Morgan Chase Commercial Mortgage		
Securities Corp.,		
6.2207%, 10–12–37 (C)	200	202,456
J.P. Morgan Mortgage Acquisition:		
Trust 2006-CW2,		
6.337%, 8–25–36 (A)	270	268,520
Trust 2006-WF1,		
6.41%, 7–25–36 (A)	250	248,249

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

June 30, 2007   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
J.P. Morgan Mortgage:		
Trust 2005-S2,		
5.66917%, 9–25–35 (A)	$193	$ 184,065
Trust 2006-A2,		
3.75442%, 11–25–33 (A)	132	128,957
Trust 2006-A6,		
6.05869%, 10–25–36 (A)	225	226,488
Trust 2006-S3:		
6.187%, 8–25–36	393	384,656
6.5%, 8–25–36	160	158,145
Trust 2007-A1,		
4.81722%, 7–25–35 (A)	299	287,947
LB-UBS Commercial Mortgage Trust 2003-C3,		
4.846%, 2–15–37 (A)(C)	100	94,094
Lehman ABS Manufactured Housing Contract		
Trust 2001-B,		
3.01%, 3–15–10	127	123,458
Lehman XS Trust, Series 2005–8,		
5.69%, 12–25–35	315	308,943
MASTR Asset Securitization Trust 2003–10,		
5.5%, 11–25–33	72	68,662
Mid-State Capital Corporation 2004–1 Trust,		
6.005%, 8–15–37	79	78,474
Morgan Stanley Dean Witter Capital I Trust 2002-IQ3,		
6.6026%, 9–15–37 (A)(C)	100	98,105
NationsLink Funding Corporation, Commercial Mortgage		
Pass-Through Certificates, Series 1998–2,		
5.0%, 8–20–30 (C)	100	93,627
Nomura Asset Securities Corporation, Commercial		
Mortgage Pass-Through Certificates, Series 1998-D6,		
6.0%, 3–15–30 (C)	250	254,372
Origen Manufactured Housing Contract Trust:		
2004-A:		
5.7%, 1–15–35	100	97,031
5.91%, 1–15–35	200	195,703
2004-A, Class A–2,		
3.38%, 8–15–17	496	492,427
2004-B,		
4.75%, 8–15–21	100	95,297
2005-A,		
4.97%, 10–15–21	105	101,303
2005-B,		
5.605%, 5–15–22	35	33,912
PHH Alternative Mortgage Trust, Series 2007–1,		
Class II-B–2,		
6.0%, 2–25–37	100	94,283

See Notes to Schedule of Investments on page 191.

June 30, 2007   *(Unaudited)*

CORPORATE DEBT SECURITIES (Continued)	Principal Amount in Thousands	Value
Finance Companies (Continued)		
RALI Series 2003-QS10 Trust,		
5.5%, 5–25–33	$230	$ 220,777
RALI Series 2003-QS11 Trust,		
5.75%, 6–25–33	213	207,184
RAMP Series 2005-RS1 Trust,		
5.145%, 1–25–35 (A)	225	215,455
RASC Series 2003-KS10 Trust,		
6.41%, 12–25–33	32	30,975
RESI Finance Limited Partnership 2003-C and		
RESI Finance DE Corporation 2003-C,		
6.72%, 9–10–35 (A)(B)	127	128,959
RFMSI Series 2004-S5 Trust,		
4.5%, 5–25–19	84	79,384
Structured Adjustable Rate Mortgage Loan Trust,		
Series 2005–21,		
5.4%, 11–25–35 (A)	144	137,408
Structured Asset Securities Corporation:		
5.54%, 11–25–32 (A)	25	24,427
5.25%, 8–25–33	139	130,084
5.63%, 5–25–34 (A)	83	81,973
6.0%, 6–25–34 (A)	250	246,673
Wachovia Bank Commercial Mortgage Trust (The),		
4.942%, 11–15–34 (C)	105	99,622
Wells Fargo Alternative Loan 2007-PA3 Trust,		
6.20103%, 6–1–27 (A)	120	113,887
Wells Fargo Mortgage Backed Securities 2004–1		
Trust (The),		
5.5%, 2–25–34	143	137,218
TOTAL CORPORATE DEBT SECURITIES – 56.50%		**$15,956,294**
(Cost: $16,285,748)		

**UNITED STATES GOVERNMENT AND GOVERNMENT
  AGENCY OBLIGATIONS**

Agency Obligations – 0.51%		
Federal National Mortgage Association,		
2.5%, 6–15–08 (E)	150	**146,147**
Mortgage-Backed Obligations – 38.46%		
Federal Home Loan Mortgage Corporation Agency		
REMIC/CMO,		
5.0%, 6–15–31	108	102,294

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

(Unaudited)

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Federal Home Loan Mortgage Corporation Fixed		
Rate Participation Certificates:		
5.0%, 5–1–18	$296	$ 286,853
5.5%, 6–1–19	150	148,498
5.3%, 1–15–33	228	217,418
6.0%, 10–1–33	554	553,328
6.0%, 7–1–34	300	297,187
5.5%, 2–1–35	190	183,940
5.0%, 5–15–35	270	242,335
5.0%, 8–1–35	367	344,631
Federal National Mortgage Association Fixed Rate		
Pass-Through Certificates:		
5.5%, 3–1–18	173	171,352
5.0%, 10–1–18	162	156,819
5.5%, 9–1–19	107	105,517
7.0%, 11–1–32	153	160,243
5.5%, 5–1–33	600	578,625
6.0%, 6–1–33	363	360,956
6.0%, 12–1–33	257	255,728
5.5%, 1–1–34	153	148,528
5.5%, 1–1–34	146	141,122
5.0%, 2–1–34	343	322,315
5.5%, 2–1–34	348	337,643
6.0%, 4–1–34	177	175,479
5.0%, 7–1–34	260	243,587
5.5%, 7–1–34	333	323,288
5.5%, 9–1–34	103	100,100
6.5%, 9–1–34	73	73,676
5.5%, 11–1–34	266	257,177
6.0%, 11–1–34	100	98,956
6.5%, 11–1–34	335	340,077
6.0%, 12–1–34	452	448,586
5.5%, 2–1–35	532	515,376
6.5%, 3–1–35	125	127,720
6.0%, 4–1–35	176	173,975
5.0%, 7–1–35	82	76,705
5.5%, 7–1–35	206	199,157
5.5%, 10–1–35	550	532,201
5.5%, 10–1–35	170	164,498
6.5%, 2–1–36	90	90,880
6.5%, 6–1–36	165	166,754
6.0%, 8–1–36	371	366,750

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

June 30, 2007 *(Unaudited)*

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal Amount in Thousands	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association		
Agency REMIC/CMO (Interest Only),		
0.94697%, 6–17–45 (A)	$1,518	$ 79,488
Government National Mortgage Association Fixed		
Rate Pass-Through Certificates:		
6.25%, 7–15–24	109	110,621
5.5%, 12–15–34	362	351,582
5.5%, 7–1–35	250	242,578
Government National Mortgage Association		
Non-Agency REMIC/CMO,		
5.008%, 12–16–25	500	487,341
		10,861,884
TOTAL UNITED STATES GOVERNMENT AND		
GOVERNMENT AGENCY OBLIGATIONS – 38.97%		**$11,008,031**
(Cost: $11,245,948)		
SHORT-TERM SECURITIES		
Finance Companies – 4.96%		
Ciesco, LLC,		
5.37%, 7–2–07	1,400	**1,399,791**
Forest and Paper Products – 3.89%		
Sonoco Products Co.,		
5.52%, 7–2–07	1,100	**1,099,832**
TOTAL SHORT-TERM SECURITIES – 8.85%		**$ 2,499,623**
(Cost: $2,499,623)		
TOTAL INVESTMENT SECURITIES – 104.32%		**$29,463,948**
(Cost: $30,031,319)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (4.32%)		**(1,221,399)**
NET ASSETS – 100.00%		**$28,242,549**

See Notes to Schedule of Investments on page 191.

The Investments of Mortgage Securities Portfolio

June 30, 2007 *(Unaudited)*

Notes to Schedule of Investments

Certain acronyms are used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

(A) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2007.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be illiquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $934,748 or 3.31% of net assets.

(C) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid under guidelines established by the Board of Directors. At June 30, 2007, the total value of these securities amounted to $3,258,958 or 11.54% of net assets.

(D) This security does not bear interest for an initial period of time and subsequently becomes interest bearing.

(E) Security serves as collateral for the following open futures contracts at June 30, 2007. (See Note 6 to financial statements):

Description	Type	Number of Contracts	Expiration Date	Market Value	Unrealized Appreciation
U.S. 5 Year Treasury Note	Short	7	9–28–07	$ 728,547	$ 5,434
U.S. 10 Year Treasury Note	Short	4	9–19–07	422,813	3,105
				$1,151,360	$ 8,539

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MORTGAGE SECURITIES PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $30,031) (Notes 1 and 3)	$29,464
Cash	1
Receivables:	
Interest.	123
Portfolio shares sold	58
Prepaid and other assets	1
Total assets	29,647

LIABILITIES

Payable for investment securities purchased	1,358
Payable to Portfolio shareholders	31
Payable for variation margin – futures (Note 6)	4
Accrued accounting services fee (Note 2)	2
Accrued management fee (Note 2)	1
Accrued shareholder servicing (Note 2).	1
Accrued service fee (Note 2)	—*
Other	7
Total liabilities.	1,404
Total net assets	$28,243

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 6
Additional paid-in capital	28,368
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	665
Accumulated undistributed net realized loss on	
investment transactions	(237)
Net unrealized depreciation in value of investments.	(559)
Net assets applicable to outstanding units of capital.	$28,243
Net asset value, redemption and offering price per share.	$5.0461
Capital shares outstanding	5,597
Capital shares authorized	50,000

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Operations

MORTGAGE SECURITIES PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Interest and amortization.	$804

Expenses (Note 2):

Investment management fee.	69
Service fee.	34
Audit fees.	14
Accounting services fee	13
Custodian fees.	5
Legal fees	1
Shareholder servicing	1
Other	6
Total expenses	143
Net investment income	661

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net loss on securities.	(10)
Realized net gain on futures.	44
Realized net gain on investments	34
Unrealized depreciation in value of securities during the period	(336)
Unrealized depreciation in value of futures during the period	(3)
Unrealized depreciation in value of investments during the period	(339)
Net loss on investments.	(305)
Net increase in net assets resulting from operations	$356

See Notes to Financial Statements.

Statement of Changes in Net Assets

MORTGAGE SECURITIES PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 661	$ 1,344
Realized net gain (loss) on investments	34	(105)
Unrealized appreciation (depreciation)	(339)	97
Net increase in net assets resulting from operations	356	1,336
Distributions to shareholders from (Note 1E):[1]		
Net investment income	(—)	(1,340)
Realized gains on investment transactions.	(—)	(—)
	(—)	(1,340)
Capital share transactions[2].	(1,676)	1,476
Total increase (decrease)	(1,320)	1,472
NET ASSETS		
Beginning of period.	29,563	28,091
End of period.	$28,243	$29,563
Undistributed net investment income	$ 665	$ 4

(1)See "Financial Highlights" on page 195.

(2)Shares issued from sale of shares	1,044	1,648
Shares issued from reinvestment of dividend and/or capital gains distribution	—	269
Shares redeemed.	(1,381)	(1,624)
Increase (decrease) in outstanding capital shares	(337)	293
Value issued from sale of shares.	$ 5,261	$ 8,355
Value issued from reinvestment of dividend and/or capital gains distribution	—	1,340
Value redeemed	(6,937)	(8,219)
Increase (decrease) in outstanding capital	$ (1,676)	$ 1,476

See Notes to Financial Statements.

Financial Highlights

MORTGAGE SECURITIES PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,		For the period from 5-27-04[1] through 12-31-04
		2006	2005	
Net asset value, beginning of period	$4.9818	$4.9801	$5.0791	$5.0000
Income (loss) from investment operations:				
Net investment income	0.1181	0.2373	0.2010	0.1009
Net realized and unrealized gain (loss) on investments.	(0.0538)	0.0010	(0.0990)	0.1476
Total from investment operations	0.0643	0.2383	0.1020	0.2485
Less distributions from:				
Net investment income	(0.0000)	(0.2366)	(0.2010)	(0.1009)
Capital gains	(0.0000)	(0.0000)	(0.0000)	(0.0685)
Total distributions	(0.0000)	(0.2366)	(0.2010)	(0.1694)
Net asset value, end of period	$5.0461	$4.9818	$4.9801	$5.0791
Total return	1.35%	4.77%	2.00%	4.97%
Net assets, end of period (in millions)	$28	$30	$28	$21
Ratio of expenses to average net assets including expense waiver	1.03%[2]	0.97%	1.00%	0.71%[2]
Ratio of net investment income to average net assets including expense waiver	4.76%[2]	4.76%	4.21%	4.02%[2]
Ratio of expenses to average net assets excluding expense waiver.	1.03%[2][3]	0.97%[3]	1.00%[3]	0.97%[2]
Ratio of net investment income to average net assets excluding expense waiver	4.76%[2][3]	4.76%[3]	4.21%[3]	3.76%[2]
Portfolio turnover rate.	56%	158%	202%	184%

(1)Commencement of operations.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF REAL ESTATE SECURITIES PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Real Estate Securities Portfolio had net assets totaling
$59,721,620 invested in a diversified portfolio of:

93.99%	Domestic Common Stocks
3.71%	Foreign Common Stocks
2.30%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007,
your Portfolio owned:



Shelter Stocks	$86.84
Business Equipment and Services Stocks	$ 4.12
Miscellaneous Stocks	$ 3.50
Consumer Services Stocks.	$ 3.24
Cash and Cash Equivalents	$ 2.30

The Investments of Real Estate Securities Portfolio

June 30, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Business Equipment and Services – 4.12%		
Brookfield Properties Corporation	91,125	$ 2,215,249
CB Richard Ellis Group, Inc., Class A*	6,700	244,550
		2,459,799
Health Care – General – 0.31%		
Brookdale Senior Living, Inc.	4,100	**186,837**
Hotels and Gaming – 3.24%		
Hilton Hotels Corporation.	24,100	806,627
Marriott International, Inc., Class A	5,500	237,820
Starwood Hotels & Resorts Worldwide, Inc.	13,300	892,031
		1,936,478
Multiple Industry – 2.84%		
Digital Realty Trust, Inc.	16,100	606,648
Forest City Enterprises, Inc., Class A	13,726	843,873
Macquarie Infrastructure Company Trust.	6,000	248,880
		1,699,401
Real Estate Investment Trust – 86.84%		
AMB Property Corporation.	19,900	1,059,078
Acadia Realty Trust	11,000	285,450
Alexandria Real Estate Equities, Inc.	7,500	726,150
American Campus Communities, Inc.	24,900	704,421
American Financial Realty Trust	13,200	136,224
Archstone-Smith Trust	41,200	2,435,332
Ashford Hospitality Trust, Inc.	18,000	211,680
Associated Estates Realty Corporation	13,200	205,788
AvalonBay Communities, Inc.	16,100	1,913,968
BioMed Realty Trust, Inc.	42,943	1,078,728
Boston Properties, Inc.	23,500	2,400,055
Brandywine Realty Trust.	38,300	1,094,614
Camden Property Trust	19,800	1,326,006
Corporate Office Properties Trust	20,500	840,705
DCT Industrial Trust Inc.	51,300	551,988
Developers Diversified Realty Corporation	25,100	1,323,021
Douglas Emmett, Inc.	5,200	128,648

See Notes to Schedule of Investments on page 199.

The Investments of Real Estate Securities Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust (Continued)		
EastGroup Properties, Inc.	6,400	$ 280,448
Equity Inns, Inc.	11,300	253,120
Equity Lifestyle Properties, Inc.	9,300	485,367
Equity Residential	50,700	2,313,441
Essex Property Trust, Inc.	7,700	895,510
Extra Space Storage Inc.	16,000	264,000
Federal Realty Investment Trust.	11,500	888,490
First Potomac Realty Trust	7,000	163,030
General Growth Properties, Inc.	29,588	1,566,685
Hersha Hospitality Trust	17,300	204,486
Home Properties, Inc.	8,200	425,826
Hospitality Properties Trust	5,300	219,897
Host Hotels & Resorts, Inc.	108,968	2,519,340
Kilroy Realty Corporation	9,800	694,232
Kimco Realty Corporation	42,000	1,598,940
Kite Realty Group Trust	17,800	338,556
LaSalle Hotel Properties	6,800	295,256
Liberty Property Trust.	17,600	773,168
Macerich Company (The)	14,700	1,211,574
Maguire Properties, Inc.	26,100	896,013
Mid-America Apartment Communities, Inc.	7,100	372,608
PS Business Parks, Inc.	6,600	418,242
ProLogis	61,802	3,516,534
Public Storage, Inc.	27,600	2,120,232
Regency Centers Corporation	13,100	923,550
SL Green Realty Corp.	14,200	1,759,238
Simon Property Group, Inc.	44,600	4,149,584
Sunstone Hotel Investors, Inc.	14,800	420,172
Tanger Factory Outlet Centers, Inc.	9,400	352,030
Taubman Centers, Inc.	15,900	788,799
UDR, Inc.	13,500	355,050
Ventas, Inc.	18,400	667,000
Vornado Realty Trust	26,000	2,855,840
Weingarten Realty Investors	11,000	452,100
		51,860,214
Utilities – Telephone – 0.35%		
Crown Castle International Corp.*	5,700	**206,739**
TOTAL COMMON STOCKS – 97.70%		**$58,349,468**
(Cost: $50,933,879)		

See Notes to Schedule of Investments on page 199.

The Investments of Real Estate Securities Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES – 1.93%	Principal Amount in Thousands	Value
Forest and Paper Products		
Sonoco Products Co.,		
5.52%, 7–2–07	$1,151	$ 1,150,824
(Cost: $1,150,824)		
TOTAL INVESTMENT SECURITIES – 99.63%		**$59,500,292**
(Cost: $52,084,703)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.37%		**221,328**
NET ASSETS – 100.00%		**$59,721,620**

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

REAL ESTATE SECURITIES PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $52,085) (Notes 1 and 3)	$59,500
Cash	12
Receivables:	
Investment securities sold	393
Dividends and interest	217
Portfolio shares sold	60
Prepaid and other assets	1
Total assets	60,183

LIABILITIES

Payable for investment securities purchased	429
Payable to Portfolio shareholders	18
Accrued accounting services fee (Note 2)	3
Accrued management fee (Note 2)	3
Accrued shareholder servicing (Note 2)	2
Accrued service fee (Note 2)	1
Other	5
Total liabilities	461
Total net assets	$59,722

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 7
Additional paid-in capital	49,919
Accumulated undistributed income:	
Accumulated undistributed net investment income	636
Accumulated undistributed net realized gain on	
investment transactions	1,744
Net unrealized appreciation in value of investments	7,416
Net assets applicable to outstanding units of capital	$59,722
Net asset value, redemption and offering price per share	$8.1946
Capital shares outstanding	7,288
Capital shares authorized	50,000

See Notes to Financial Statements.

Statement of Operations

REAL ESTATE SECURITIES PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $4)	$ 985
Interest and amortization.	28
Total income	1,013

Expenses (Note 2):

Investment management fee.	290
Service fee.	80
Accounting services fee	21
Audit fees.	14
Custodian fees.	8
Shareholder servicing	2
Legal fees	1
Other	8
Total expenses	424
Net investment income	589

REALIZED AND UNREALIZED GAIN (LOSS)
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on investments.	1,194
Unrealized depreciation in value of investments during the period	(6,459)
Net loss on investments	(5,265)
Net decrease in net assets resulting from operations	$(4,676)

See Notes to Financial Statements.

Statement of Changes in Net Assets

REAL ESTATE SECURITIES PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 589	$ 447
Realized net gain on investments	1,194	1,870
Unrealized appreciation (depreciation)	(6,459)	9,143
Net increase (decrease) in net assets resulting from operations	(4,676)	11,460
Distributions to shareholders from (Note 1E):[1]		
Net investment income	(—)	(400)
Realized gains on investment transactions.	(—)	(1,431)
	(—)	(1,831)
Capital share transactions[2].	4,626	17,625
Total increase (decrease)	(50)	27,254
NET ASSETS		
Beginning of period.	59,772	32,518
End of period.	$59,722	$59,772
Undistributed net investment income	$ 636	$ 47

(1)See "Financial Highlights" on page 203.

(2)Shares issued from sale of shares	1,240	2,295
Shares issued from reinvestment of dividend and/or capital gains distribution	—	209
Shares redeemed.	(762)	(365)
Increase in outstanding capital shares	478	2,139
Value issued from sale of shares.	$11,447	$18,645
Value issued from reinvestment of dividend and/or capital gains distribution	—	1,831
Value redeemed.	(6,821)	(2,851)
Increase in outstanding capital	$ 4,626	$17,625

See Notes to Financial Statements.

Financial Highlights

REAL ESTATE SECURITIES PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31, 2006	2005	For the period from 5-27-04[1] through 12-31-04
Net asset value, beginning of period	$8.7770	$6.9610	$6.5176	$5.0000
Income (loss) from investment operations:				
Net investment income	0.0732	0.0367	0.0779	0.0396
Net realized and unrealized gain (loss) on investments	(0.6556)	2.0572	0.6278	1.5935
Total from investment operations	(0.5824)	2.0939	0.7057	1.6331
Less distributions from:				
Net investment income	(0.0000)	(0.0607)	(0.0954)	(0.0349)
Capital gains	(0.0000)	(0.2172)	(0.1669)	(0.0806)
Total distributions	(0.0000)	(0.2779)	(0.2623)	(0.1155)
Net asset value, end of period	$8.1946	$8.7770	$6.9610	$6.5176
Total return	–6.64%	30.08%	10.83%	32.66%
Net assets, end of period (in millions)	$60	$60	$33	$19
Ratio of expenses to average net assets including expense waiver	1.32%[2]	1.31%	1.38%	1.21%[2]
Ratio of net investment income to average net assets including expense waiver	1.83%[2]	1.03%	1.26%	2.14%[2]
Ratio of expenses to average net assets excluding expense waiver	1.32%[2][3]	1.31%[3]	1.38%[3]	1.55%[2]
Ratio of net investment income to average net assets excluding expense waiver	1.83%[2][3]	1.03%[3]	1.26%[3]	1.80%[2]
Portfolio turnover rate	23%	32%	48%	53%

(1)Commencement of operations.
(2)Annualized.
(3)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SCIENCE AND TECHNOLOGY PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Science and Technology Portfolio had net assets totaling $378,713,219 invested in a diversified portfolio of:

89.28%	Domestic Common Stocks
7.49%	Foreign Common Stocks
3.23%	Cash and Cash Equivalents

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:

Sector Weightings



■	Technology Stocks	$28.55
■	Business Equipment and Services Stocks	$21.82
■	Health Care Stocks	$20.71
■	Consumer Durables Stocks	$11.80
■	Energy Stocks	$ 5.98
■	Miscellaneous Stocks	$ 5.22
■	Cash and Cash Equivalents	$ 3.23
□	Consumer Nondurables Stocks	$ 2.69

Country Weightings



■	United States.	$89.28
■	Pacific Basin[1]	$ 4.90
■	Cash and Cash Equivalents	$ 3.23
□	Other[2]	$ 2.59

(1)Includes $2.54 South Korea and $2.36 Taiwan.

(2)Includes $1.49 Bermuda and $1.10 Spain.

The Investments of Science and Technology Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Business Equipment and Services – 10.59%		
CheckFree Corporation*	407,800	$ 16,385,404
Euronet Worldwide, Inc.*	271,350	7,913,923
Global Cash Access, Inc.*	406,500	6,512,130
Telvent GIT, S.A.	158,000	4,163,300
VeriFone Holdings, Inc.*.	145,200	5,118,300
		40,093,057
Chemicals – Petroleum and Inorganic – 2.25%		
E.I. du Pont de Nemours and Company	167,400	**8,510,616**
Communications Equipment – 1.49%		
Marvell Technology Group Ltd.*.	310,100	**5,650,022**
Computers – Peripherals – 13.03%		
Aspen Technology, Inc.*.	806,800	11,299,234
Intuit Inc.*	176,900	5,319,383
Lawson Software, Inc.*.	975,300	9,640,840
Red Hat, Inc.*.	142,300	3,170,444
Symantec Corporation*	310,600	6,271,014
Synaptics Incorporated*.	164,800	5,899,016
Transaction Systems Architects, Inc.*	229,700	7,736,296
		49,336,227
Consumer Electronics – 11.80%		
Garmin Ltd.	101,300	7,489,616
NAVTEQ Corporation*	160,900	6,812,506
Research In Motion Limited*	151,900	30,391,393
		44,693,515
Defense – 2.38%		
ESCO Technologies Inc.*.	248,700	**9,017,862**
Electrical Equipment – 0.91%		
Power-One, Inc.*	859,800	**3,426,303**
Electronic Components – 11.65%		
Cree, Inc.*.	314,700	8,133,421
Himax Technologies, Inc., ADR*	652,500	3,771,450
IPG Photonics Corporation*.	84,500	1,685,352
MediaTek Incorporation (A)	332,500	5,179,821
Microchip Technology Incorporated	75,300	2,790,618
Motorola, Inc.	303,100	5,364,870
OmniVision Technologies, Inc.*	127,600	2,312,112
PMC-Sierra, Inc.*.	683,600	5,277,392
Samsung Electronics Co., Ltd. (A)	15,700	9,618,661
		44,133,697

See Notes to Schedule of Investments on page 207.

The Investments of Science and Technology Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Food and Related – 2.69%		
Archer Daniels Midland Company	308,100	**$ 10,195,029**
Forest and Paper Products – 1.08%		
Pentair, Inc.	106,200	**4,096,134**
Health Care – Drugs – 5.01%		
Affymetrix, Inc.*	200,600	4,992,934
Animal Health International, Inc.*.	294,800	4,279,022
Genzyme Corporation*	150,500	9,695,210
		18,967,166
Health Care – General – 5.02%		
Advanced Medical Optics, Inc.*.	203,900	7,112,032
Home Diagnostics, Inc.*.	111,700	1,318,060
NightHawk Radiology Holdings, Inc.*	177,600	3,205,680
Radiation Therapy Services, Inc.*	125,200	3,295,890
Volcano Corporation*.	201,800	4,078,378
		19,010,040
Hospital Supply and Management – 10.68%		
Cerner Corporation*.	448,700	24,884,902
HMS Holdings Corp.*.	183,900	3,523,524
HealthSouth Corporation*	171,180	3,100,070
UnitedHealth Group Incorporated	69,000	3,528,660
WellPoint, Inc.*.	67,900	5,420,457
		40,457,613
Multiple Industry – 0.98%		
Syntax-Brillian Corporation*.	471,100	2,313,101
Veraz Networks, Inc.*.	216,000	1,408,320
		3,721,421
Petroleum – International – 4.81%		
Noble Energy, Inc.	292,100	**18,224,119**
Petroleum – Services – 1.17%		
Input/Output, Inc.*	284,900	**4,447,289**
Timesharing and Software – 11.23%		
Alliance Data Systems Corporation*	421,000	32,534,880
Eclipsys Corporation*.	264,600	5,240,403
Google Inc., Class A*.	9,050	4,736,498
		42,511,781
TOTAL COMMON STOCKS – 96.77%		**$366,491,891**
(Cost: $266,512,531)		

See Notes to Schedule of Investments on page 207.

The Investments of Science and Technology Portfolio

June 30, 2007   *(Unaudited)*

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Health Care – Drugs – 0.58%		
Abbott Laboratories,		
5.26%, 7–12–07	$2,200	$ 2,196,464
Insurance – Life – 0.79%		
American General Finance Corporation,		
5.27%, 7–2–07	3,000	2,999,561
Publishing – 1.97%		
E.W. Scripps Co.,		
5.35%, 7–2–07	7,450	7,448,893
TOTAL SHORT-TERM SECURITIES – 3.34%		$ 12,644,918
(Cost: $12,644,918)		
TOTAL INVESTMENT SECURITIES – 100.11%		$379,136,809
(Cost: $279,157,449)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.11%)		(423,590)
NET ASSETS – 100.00%		$378,713,219

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No income dividends were paid during the preceding 12 months.

(A)Listed on an exchange outside the United States.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SCIENCE AND TECHNOLOGY PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $279,157) (Notes 1 and 3)	$379,137
Cash	1
Receivables:	
Portfolio shares sold	37
Dividends and interest.	17
Prepaid and other assets	5
Total assets	379,197

LIABILITIES

Payable for investment securities purchased	273
Payable to Portfolio shareholders	119
Accrued management fee (Note 2)	17
Accrued accounting services fee (Note 2)	10
Accrued shareholder servicing (Note 2).	10
Accrued service fee (Note 2)	5
Other	50
Total liabilities.	484
Total net assets	$378,713

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 19
Additional paid-in capital	248,950
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1,094)
Accumulated undistributed net realized gain	
on investment transactions	30,859
Net unrealized appreciation in value of investments.	99,979
Net assets applicable to outstanding units of capital.	$378,713
Net asset value, redemption and offering price per share.	$20.0611
Capital shares outstanding	18,878
Capital shares authorized	60,000

See Notes to Financial Statements.

Statement of Operations

SCIENCE AND TECHNOLOGY PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 625
Dividends (net of foreign withholding taxes of $24)	398
Total income	1,023
Expenses (Note 2):	
Investment management fee.	1,539
Service fee.	453
Accounting services fee	59
Audit fees.	13
Custodian fees.	10
Shareholder servicing	10
Legal fees	9
Other	42
Total	2,135
Less waiver of investment management fee (Notes 2 and 9)	(36)
Total expenses.	2,099
Net investment loss	(1,076)

**REALIZED AND UNREALIZED GAIN
(LOSS) ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on securities.	26,484
Realized net gain on written options.	83
Realized net loss on foreign currency exchange transactions	(—)*
Realized net gain on investments	26,567
Unrealized appreciation in value of investments during the period	19,862
Net gain on investments.	46,429
Net increase in net assets resulting from operations	$45,353

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

SCIENCE AND TECHNOLOGY PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (1,076)	$ (2,341)
Realized net gain on investments	26,567	23,557
Unrealized appreciation.	19,862	5,250
Net increase in net assets resulting from operations	45,353	26,466
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(—)
Realized gains on investment transactions.	(—)	(9,599)
	(—)	(9,599)
Capital share transactions[2].	(18,859)	(25,627)
Total increase (decrease).	26,494	(8,760)
NET ASSETS		
Beginning of period.	352,219	360,979
End of period.	$378,713	$352,219
Undistributed net investment loss	$ (1,094)	$ (18)

(1)See "Financial Highlights" on page 211.

(2)Shares issued from sale of shares	492	1,052
Shares issued from reinvestment of dividend and/or capital gains distribution	—	542
Shares redeemed.	(1,494)	(3,093)
Decrease in outstanding capital shares.	(1,002)	(1,499)
Value issued from sale of shares.	$ 9,287	$ 18,382
Value issued from reinvestment of dividend and/or capital gains distribution	—	9,599
Value redeemed.	(28,146)	(53,608)
Decrease in outstanding capital.	$ (18,859)	$ (25,627)

See Notes to Financial Statements.

Financial Highlights

SCIENCE AND TECHNOLOGY PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.......	$17.7170	$16.8844	$14.4014	$12.3883	$ 9.4961	$12.4927
Income (loss) from investment operations:						
Net investment loss	(0.0571)	(0.1178)	(0.1145)	(0.0751)	(0.0521)	(0.0245)
Net realized and unrealized gain (loss) on investments........	2.4012	1.4468	2.5975	2.0882	2.9443	(2.9720)
Total from investment operations..............	2.3441	1.3290	2.4830	2.0131	2.8922	(2.9965)
Less distributions from:						
Net investment income ...	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0001)
Capital gains	(0.0000)	(0.4964)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.4964)	(0.0000)	(0.0000)	(0.0000)	(0.0001)
Net asset value, end of period............	$20.0611	$17.7170	$16.8844	$14.4014	$12.3883	$ 9.4961
Total return	13.23%	7.87%	17.25%	16.25%	30.46%	−23.99%
Net assets, end of period (in millions).............	$379	$352	$361	$322	$268	$195
Ratio of expenses to average net assets including expense waiver	1.16%[1]	1.17%	1.17%	1.17%	1.16%	1.17%
Ratio of net investment loss to average net assets including expense waiver	−0.59%[1]	−0.65%	−0.74%	−0.59%	−0.52%	−0.23%
Ratio of expenses to average net assets excluding expense waiver	1.18%[1]	1.18%	1.17%[2]	1.17%[2]	1.16%[2]	1.17%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.61%[1]	−0.66%	−0.74%[2]	−0.59%[2]	−0.52%[2]	−0.23%[2]
Portfolio turnover rate	38%	71%	104%	107%	116%	92%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SMALL CAP GROWTH PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Small Cap Growth Portfolio had net assets totaling $557,615,445 invested in a diversified portfolio of:

93.36%	Domestic Common Stocks
5.19%	Cash and Cash Equivalents
1.45%	Foreign Common Stocks

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Business Equipment and Services Stocks	$23.92
Health Care Stocks	$20.31
Technology Stocks	$19.36
Consumer Services Stocks.	$ 7.03
Capital Goods Stocks	$ 5.47
Cash and Cash Equivalents	$ 5.19
Retail Stocks	$ 5.13
Miscellaneous Stocks	$ 4.53
Energy Stocks	$ 3.12
Consumer Nondurables Stocks	$ 3.11
Financial Services Stocks	$ 2.83

The Investments of Small Cap Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 1.90%		
AAR CORP.*................................	320,200	**$ 10,569,802**
Apparel – 1.02%		
Heelys, Inc.*................................	220,700	**5,707,302**
Business Equipment and Services – 12.70%		
Argyle Security Acquisition Corporation*............	300,000	2,343,000
Bucyrus International, Inc., Class A................	220,400	15,591,096
Capella Education Company*	135,000	6,212,700
CheckFree Corporation*	329,855	13,253,574
DealerTrack Holdings, Inc.*	253,300	9,334,105
Mobile Mini, Inc.*	198,000	5,781,600
Riverbed Technology, Inc.*.......................	188,100	8,234,077
TETRA Technologies, Inc.*	51,900	1,463,580
Tetra Tech, Inc.*	399,300	8,602,918
		70,816,650
Capital Equipment – 3.54%		
Chicago Bridge & Iron Company N.V., NY Shares	523,100	**19,741,794**
Chemicals – Petroleum and Inorganic – 0.69%		
UAP Holding Corp.	128,500	**3,873,632**
Communications Equipment – 2.61%		
ARRIS Group, Inc.*	828,300	**14,557,373**
Computers – Micro – 1.01%		
Sonic Solutions*................................	447,300	**5,644,926**
Computers – Peripherals – 8.82%		
Allscripts Healthcare Solutions, Inc.*...............	658,500	16,781,873
MICROS Systems, Inc.*.........................	304,800	16,582,644
Stratasys, Inc.*................................	179,600	8,438,506
Vital Images, Inc.*	272,100	7,388,875
		49,191,898
Construction Materials – 1.93%		
Comtech Group, Inc.*...........................	650,600	**10,757,671**
Defense – 1.78%		
DRS Technologies, Inc.	173,000	**9,907,710**

See Notes to Schedule of Investments on page 216.

The Investments of Small Cap Growth Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Electronic Components – 1.09%		
Silicon Laboratories Inc.*.........................	175,300	$ 6,065,380
Electronic Instruments – 2.15%		
Trimble Navigation Limited*.......................	373,400	12,016,012
Finance Companies – 1.84%		
Financial Federal Corporation.....................	343,575	10,245,407
Food and Related – 2.09%		
United Natural Foods, Inc.*.......................	438,300	11,652,205
Health Care – Drugs – 3.44%		
Adams Respiratory Therapeutics, Inc.*..............	265,300	10,442,208
LifeCell Corporation*.............................	285,700	8,728,135
		19,170,343
Health Care – General – 10.93%		
American Medical Systems Holdings, Inc.*...........	389,000	7,015,615
Digene Corporation*...............................	246,100	14,779,536
Emeritus Corporation*.............................	127,000	3,934,460
Kyphon Inc.*......................................	348,600	16,795,548
NuVasive, Inc.*...................................	483,905	13,067,855
Omnicell, Inc.*...................................	256,700	5,335,509
		60,928,523
Hospital Supply and Management – 5.94%		
Cerner Corporation*...............................	254,012	14,087,506
Healthways, Inc.*.................................	242,200	11,474,225
PSS World Medical, Inc.*..........................	413,400	7,536,282
		33,098,013
Hotels and Gaming – 6.06%		
Gaylord Entertainment Company*....................	352,100	18,886,644
Scientific Games Corporation, Class A*.............	426,900	14,924,424
		33,811,068
Insurance – Property and Casualty – 0.99%		
XL Capital Assurance Inc.	180,000	5,556,600
Leisure Time Industry – 0.97%		
THQ Inc.*...	177,400	5,416,022
Motor Vehicle Parts – 2.07%		
LKQ Corporation*..................................	468,000	11,547,900

See Notes to Schedule of Investments on page 216.

The Investments of Small Cap Growth Portfolio

COMMON STOCKS (Continued)	Shares	Value
Petroleum – Domestic – 1.36%		
Delta Petroleum Corporation*	377,700	$ 7,584,216
Petroleum – Services – 1.76%		
Dril-Quip, Inc.*	218,300	9,812,585
Restaurants – 1.29%		
Panera Bread Company, Class A*	156,800	7,216,720
Retail – Specialty Stores – 3.84%		
O'Reilly Automotive, Inc.*	366,400	13,390,088
Tractor Supply Company*	105,000	5,461,050
Zumiez Inc.*	67,100	2,536,380
		21,387,518
Timesharing and Software – 11.22%		
Blackbaud, Inc.	509,600	11,254,516
Blackboard Inc.*	275,200	11,594,176
Concur Technologies, Inc.*	142,700	3,259,982
CoStar Group, Inc.*	155,300	8,213,817
FactSet Research Systems, Inc.	107,325	7,335,664
Knot, Inc. (The)*	445,900	9,000,491
Ultimate Software Group, Inc. (The)*	203,000	5,872,790
Vocus, Inc.*	239,600	6,017,554
		62,548,990
Utilities – Telephone – 1.77%		
NTELOS Holdings Corp.*	356,100	9,846,165
TOTAL COMMON STOCKS – 94.81%		**$528,672,425**
(Cost: $442,524,482)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Health Care – Drugs – 0.36%		
Abbott Laboratories,		
5.26%, 7–12–07	$2,000	1,996,786
Household – General Products – 1.12%		
Fortune Brands Inc.,		
5.45%, 7–2–07	6,263	6,262,052

See Notes to Schedule of Investments on page 216.

The Investments of Small Cap Growth Portfolio

June 30, 2007 *(Unaudited)*

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Insurance – Life – 0.90%		
American General Finance Corporation,		
5.27%, 7–2–07	$5,000	$ 4,999,268
Publishing – 1.01%		
E.W. Scripps Co.,		
5.35%, 7–2–07	5,622	5,621,164
Restaurants – 1.79%		
Starbucks Corporation,		
5.45%, 7–2–07	10,000	9,998,486
Retail – General Merchandise – 0.72%		
Target Corporation,		
5.27%, 7–2–07	4,000	3,999,414
Utilities – Telephone – 0.53%		
AT&T Inc.,		
5.28%, 7–25–07	3,000	2,989,440
TOTAL SHORT-TERM SECURITIES – 6.43%		$ 35,866,610
(Cost: $35,866,610)		
TOTAL INVESTMENT SECURITIES – 101.24%		$564,539,035
(Cost: $478,391,092)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.24%)		(6,923,590)
NET ASSETS – 100.00%		$557,615,445

Notes to Schedule of Investments

*No dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP GROWTH PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $478,391) (Notes 1 and 3)	$564,539
Cash	3
Receivables:	
Investment securities sold	2,471
Dividends and interest	107
Portfolio shares sold	34
Prepaid and other assets	8
Total assets	567,162

LIABILITIES

Payable for investment securities purchased	9,110
Payable to Portfolio shareholders	301
Accrued management fee (Note 2)	25
Accrued shareholder servicing (Note 2)	15
Accrued accounting services fee (Note 2)	13
Accrued service fee (Note 2)	8
Other	75
Total liabilities	9,547
Total net assets	$557,615

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 52
Additional paid-in capital	460,204
Accumulated undistributed income (loss):	
Accumulated undistributed net investment loss	(1,709)
Accumulated undistributed net realized gain on	
investment transactions	12,920
Net unrealized appreciation in value of securities	86,148
Net assets applicable to outstanding units of capital	$557,615
Net asset value, redemption and offering price per share	$10.8110
Capital shares outstanding	51,579
Capital shares authorized	140,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP GROWTH PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT LOSS

Income (Note 1B):	
Interest and amortization.	$ 1,124
Dividends (net of foreign withholding taxes of $6)	338
Total income	1,462
Expenses (Note 2):	
Investment management fee.	2,331
Service fee.	686
Accounting services fee	73
Audit fees.	16
Legal fees	10
Custodian fees.	9
Shareholder servicing	7
Other	66
Total	3,198
Less waiver of investment management fee (Notes 2 and 9)	(55)
Total expenses.	3,143
Net investment loss	(1,681)
REALIZED AND UNREALIZED GAIN	
ON INVESTMENTS (NOTES 1 AND 3)	
Realized net gain on investments.	39,303
Unrealized appreciation in value of investments during the period	6,842
Net gain on investments	46,145
Net increase in net assets resulting from operations	$44,464

Statement of Changes in Net Assets

SMALL CAP GROWTH PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment loss	$ (1,681)	$ (3,247)
Realized net gain on investments	39,303	65,388
Unrealized appreciation (depreciation)	6,842	(34,923)
Net increase in net assets resulting from operations	44,464	27,218
Dividends to shareholders from (Note 1E):[1]		
Net investment income	(—)	(—)
Realized gains on investment transactions.	(—)	(52,471)
	(—)	(52,471)
Capital share transactions[2].	(41,409)	(26,068)
Total increase (decrease).	3,055	(51,321)
NET ASSETS		
Beginning of period.	554,560	605,881
End of period.	$557,615	$554,560
Undistributed net investment loss	$ (1,709)	$ (28)

(1) See "Financial Highlights" on page 220.

(2) Shares issued from sale of shares	694	1,960
Shares issued from reinvestment of dividend and/or capital gains distribution	—	5,260
Shares redeemed.	(4,711)	(9,401)
Decrease in outstanding capital shares.	(4,017)	(2,181)
Value issued from sale of shares	$ 7,153	$ 21,281
Value issued from reinvestment of dividend and/or capital gains distribution	—	52,471
Value redeemed	(48,562)	(99,820)
Decrease in outstanding capital.	$ (41,409)	$ (26,068)

See Notes to Financial Statements.

Financial Highlights

SMALL CAP GROWTH PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: *(Unaudited)*

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.....	$ 9.9749	$10.4866	$ 9.6810	$8.4703	$6.2388	$7.9770
Income (loss) from investment operations:						
Net investment loss	(0.0326)	(0.0584)	(0.0647)	(0.0741)	(0.0485)	(0.0458)
Net realized and unrealized gain (loss) on investments	0.8687	0.5883	1.3116	1.2848	2.2800	(1.6924)
Total from investment operations...........	0.8361	0.5299	1.2469	1.2107	2.2315	(1.7382)
Less distributions from:						
Net investment income	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Capital gains	(0.0000)	(1.0416)	(0.4413)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(1.0416)	(0.4413)	(0.0000)	(0.0000)	(0.0000)
Net asset value, end of period.........	$10.8110	$ 9.9749	$10.4866	$9.6810	$8.4703	$6.2388
Total return	8.38%	5.05%	12.88%	14.29%	35.77%	−21.79%
Net assets, end of period (in millions)..........	$558	$555	$606	$589	$544	$279
Ratio of expenses to average net assets including expense waiver	1.15%[1]	1.15%	1.16%	1.17%	1.15%	1.15%
Ratio of net investment loss to average net assets including expense waiver	−0.61%[1]	−0.55%	−0.63%	−0.82%	−0.88%	−0.66%
Ratio of expenses to average net assets excluding expense waiver	1.17%[1]	1.16%	1.16%[2]	1.17%[2]	1.15%[2]	1.15%[2]
Ratio of net investment loss to average net assets excluding expense waiver	−0.63%[1]	−0.56%	−0.63%[2]	−0.82%[2]	−0.88%[2]	−0.66%[2]
Portfolio turnover rate.....	66%	94%	71%	96%	86%	35%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF SMALL CAP VALUE PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Small Cap Value Portfolio had net assets totaling $216,067,619 invested in a diversified portfolio of:

92.47%	Domestic Common Stocks
7.11%	Foreign Common Stocks
0.42%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Financial Services Stocks	$17.76
Business Equipment and Services Stocks	$10.37
Consumer Nondurables Stocks	$10.05
Capital Goods Stocks	$ 9.11
Consumer Services Stocks.	$ 8.72
Retail Stocks	$ 8.55
Health Care Stocks	$ 8.28
Technology Stocks	$ 6.85
Energy Stocks	$ 5.36
Utilities Stocks	$ 4.94
Shelter Stocks	$ 4.90
Raw Materials Stocks	$ 2.65
Miscellaneous Stocks	$ 2.04
Cash and Cash Equivalents	$ 0.42

The Investments of Small Cap Value Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS	Shares	Value
Aircraft – 1.07%		
Orbital Sciences Corporation*	110,400	$ 2,319,504
Aluminum – 0.92%		
Kaiser Aluminum Corporation*	27,300	1,989,897
Apparel – 0.69%		
Albany International Corp., Class A.	36,800	1,488,192
Banks – 10.05%		
Boston Private Financial Holdings, Inc.	111,200	2,988,500
Cathay General Bancorp	74,300	2,492,765
Columbia Banking System, Inc.	35,800	1,047,508
First Midwest Bancorp, Inc.	75,800	2,691,279
First Niagara Financial Group, Inc.	201,400	2,639,347
First State Bancorporation	48,400	1,029,226
KBW, Inc.*	69,700	2,047,786
Sterling Bancshares, Inc.	137,500	1,555,812
Umpqua Holdings Corporation	81,201	1,908,630
United Bankshares, Inc.	52,600	1,672,417
Wintrust Financial Corporation	37,300	1,633,740
		21,707,010
Broadcasting – 1.52%		
Belo Corp., Class A	121,700	2,505,803
Outdoor Channel Holdings, Inc.*	69,400	784,220
		3,290,023
Business Equipment and Services – 9.90%		
Brink's Company (The)	73,900	4,573,671
Dollar Thrifty Automotive Group, Inc.*	43,400	1,772,456
Education Realty Trust, Inc.	70,500	989,115
H&E Equipment Services, Inc.*	85,400	2,368,996
PHH Corporation*	107,200	3,345,712
TriZetto Group, Inc. (The)*	92,000	1,780,660
Waste Connections, Inc.*	109,650	3,315,816
Watson Wyatt & Company Holdings, Inc., Class A	64,100	3,235,768
		21,382,194
Capital Equipment – 4.00%		
Actuant Corporation, Class A.	46,300	2,919,678
Astec Industries, Inc.*	48,400	2,044,658
Chart Industries, Inc.*.	74,200	2,110,619
Goodman Global, Inc.*.	71,091	1,579,642
		8,654,597

See Notes to Schedule of Investments on page 226.

The Investments of Small Cap Value Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Chemicals – Specialty – 1.73%		
H.B. Fuller Company	125,000	$ **3,736,250**
Communications Equipment – 1.04%		
Dycom Industries, Inc.*	75,182	**2,253,956**
Computers – Peripherals – 2.99%		
Electronics for Imaging, Inc.*	124,100	3,498,379
Lawson Software, Inc.*.	298,700	2,952,649
		6,451,028
Construction Materials – 1.59%		
Texas Industries, Inc.	43,700	**3,426,517**
Containers – 2.40%		
Silgan Holdings Inc.	93,789	**5,180,904**
Cosmetics and Toiletries – 1.75%		
Elizabeth Arden, Inc.*.	72,865	1,767,341
Nu Skin Enterprises, Inc., Class A.	122,361	2,018,956
		3,786,297
Electrical Equipment – 0.87%		
Microsemi Corporation*	78,400	**1,878,072**
Electronic Components – 1.75%		
Cirrus Logic, Inc.*.	156,100	1,296,410
RF Micro Devices, Inc.*	196,300	1,225,893
Trident Microsystems, Inc.*	68,900	1,263,282
		3,785,585
Food and Related – 5.21%		
Hain Celestial Group, Inc. (The)*	138,600	3,760,218
Pilgrim's Pride Corporation	130,100	4,965,917
Ralcorp Holdings, Inc.*.	16,687	891,920
Sanderson Farms, Inc.	36,400	1,637,818
		11,255,873
Forest and Paper Products – 0.98%		
Louisiana-Pacific Corporation	111,700	**2,113,364**
Health Care – Drugs – 2.10%		
Axcan Pharma Inc.*	234,784	**4,533,679**
Health Care – General – 3.36%		
Amedisys, Inc.*.	32,100	1,166,193
DJO Incorporated*	147,615	6,092,071
		7,258,264

See Notes to Schedule of Investments on page 226.

The Investments of Small Cap Value Portfolio

June 30, 2007   *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Hospital Supply and Management – 2.82%		
Kindred Healthcare, Inc.*.	87,500	$ 2,688,000
Magellan Health Services, Inc.*.	73,200	3,400,140
		6,088,140
Hotels and Gaming – 5.73%		
Morgans Hotel Group Co.*.	119,687	2,917,371
Orient-Express Hotels Ltd.	66,000	3,524,400
Pinnacle Entertainment, Inc.*	98,300	2,767,145
Vail Resorts, Inc.*.	52,294	3,183,136
		12,392,052
Insurance – Property and Casualty – 4.29%		
Aspen Insurance Holdings Limited	69,900	1,962,093
Endurance Specialty Holdings Ltd.	61,640	2,468,066
IPC Holdings, Ltd.	64,068	2,068,435
Platinum Underwriters Holdings, Ltd.	80,086	2,782,989
		9,281,583
Leisure Time Industry – 1.47%		
LeapFrog Enterprises, Inc.*.	110,152	1,129,058
RC2 Corporation*.	51,000	2,038,725
		3,167,783
Metal Fabrication – 0.46%		
A.M. Castle & Co.	27,800	**998,298**
Non-Residential Construction – 2.19%		
Perini Corporation*.	50,200	3,088,806
Washington Group International, Inc.*.	20,501	1,640,285
		4,729,091
Petroleum – Domestic – 2.13%		
Delta Petroleum Corporation*	81,200	1,630,496
Goodrich Petroleum Corporation*	47,866	1,657,600
Mariner Energy, Inc.*	54,500	1,321,625
		4,609,721
Petroleum – Services – 3.23%		
Cal Dive International, Inc.*	103,400	1,719,542
Hercules Offshore, Inc.*.	66,203	2,143,322
Oceaneering International, Inc.*	34,600	1,821,344
Universal Compression Holdings, Inc.*	17,900	1,297,213
		6,981,421

See Notes to Schedule of Investments on page 226.

The Investments of Small Cap Value Portfolio

June 30, 2007 *(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Real Estate Investment Trust – 3.92%		
Arbor Realty Trust, Inc.	73,400	$ 1,894,454
BioMed Realty Trust, Inc.	23,500	590,320
Corporate Office Properties Trust	28,100	1,152,381
DCT Industrial Trust Inc.	118,800	1,278,288
Gramercy Capital Corp.	51,105	1,407,432
LaSalle Hotel Properties	49,300	2,140,606
		8,463,481
Restaurants – 0.50%		
Landry's Restaurants, Inc.	35,644	**1,078,587**
Retail – Food Stores – 1.23%		
Ruddick Corporation	88,000	**2,650,560**
Retail – General Merchandise – 2.86%		
BJ's Wholesale Club, Inc.*	171,500	**6,179,145**
Retail – Specialty Stores – 3.96%		
Big 5 Sporting Goods Corporation.	50,500	1,287,497
Borders Group, Inc.	41,600	792,896
Children's Place Retail Stores, Inc. (The)*	35,200	1,817,904
Hot Topic, Inc.*	115,053	1,249,476
Sally Holdings, Inc.*	87,284	785,556
Talbots, Inc. (The)	104,900	2,625,647
		8,558,976
Savings and Loans – 1.47%		
Sterling Financial Corporation	81,021	2,344,343
WSFS Financial Corporation	12,689	830,051
		3,174,394
Security and Commodity Brokers – 1.95%		
National Financial Partners Corp.	14,474	670,291
Piper Jaffray Companies*	63,560	3,542,199
		4,212,490
Timesharing and Software – 0.47%		
TradeStation Group, Inc.*	88,000	**1,023,880**
Trucking and Shipping – 2.04%		
Kirby Corporation*	69,782	2,678,931
Knight Transportation, Inc.	89,200	1,728,696
		4,407,627

See Notes to Schedule of Investments on page 226.

The Investments of Small Cap Value Portfolio

June 30, 2007　　　　　　　　　　　　　　　　　　　　　*(Unaudited)*

COMMON STOCKS (Continued)	Shares	Value
Utilities – Electric – 3.68%		
Black Hills Corporation.	59,800	$ 2,377,050
ITC Holdings Corp.	44,400	1,803,972
PNM Resources, Inc.	88,300	2,453,857
UIL Holdings Corporation.	39,900	1,320,690
		7,955,569
Utilities – Gas and Pipeline – 1.26%		
South Jersey Industries, Inc.	39,900	1,411,662
Southwest Gas Corporation.	38,900	1,315,209
		2,726,871
TOTAL COMMON STOCKS – 99.58%		**$215,170,875**
(Cost: $192,591,680)		

SHORT-TERM SECURITIES	Principal Amount in Thousands	
Finance Companies – 1.73%		
Ciesco, LLC,		
5.37%, 7–2–07	$3,742	**3,741,442**
Insurance – Life – 0.70%		
American General Finance Corporation,		
5.27%, 7–2–07	1,500	**1,499,780**
TOTAL SHORT-TERM SECURITIES – 2.43%		**$ 5,241,222**
(Cost: $5,241,222)		
TOTAL INVESTMENT SECURITIES – 102.01%		**$220,412,097**
(Cost: $197,832,902)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.01%)		**(4,344,478)**
NET ASSETS – 100.00%		**$216,067,619**

Notes to Schedule of Investments

*No income dividends were paid during the preceding 12 months.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

SMALL CAP VALUE PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $197,833) (Notes 1 and 3)	$220,412
Cash	17
Receivables:	
Investment securities sold	840
Portfolio shares sold	195
Dividends and interest	166
Prepaid and other assets	3
Total assets	221,633

LIABILITIES

Payable for investment securities purchased	5,473
Payable to Portfolio shareholders	49
Accrued management fee (Note 2)	10
Accrued accounting services fee (Note 2)	7
Accrued shareholder servicing (Note 2)	5
Accrued service fee (Note 2)	3
Other	18
Total liabilities	5,565
Total net assets	$216,068

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 13
Additional paid-in capital	181,593
Accumulated undistributed income:	
Accumulated undistributed net investment income	54
Accumulated undistributed net realized gain on	
investment transactions	11,829
Net unrealized appreciation in value of investments	22,579
Net assets applicable to outstanding units of capital	$216,068
Net asset value, redemption and offering price per share	$16.5258
Capital shares outstanding	13,075
Capital shares authorized	50,000

See Notes to Financial Statements.

Statement of Operations

SMALL CAP VALUE PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):	
Dividends	$ 1,098
Interest and amortization	171
Total income	1,269
Expenses (Note 2):	
Investment management fee	873
Service fee	257
Accounting services fee	41
Audit fees	11
Custodian fees	9
Shareholder servicing	6
Legal fees	3
Other	22
Total expenses	1,222
Net investment income	47

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments	8,679
Unrealized appreciation in value of investments during the period	1,997
Net gain on investments	10,676
Net increase in net assets resulting from operations	$10,723

See Notes to Financial Statements.

Statement of Changes in Net Assets

SMALL CAP VALUE PORTFOLIO
(In Thousands)   *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 47	$ 265
Realized net gain on investments	8,679	18,711
Unrealized appreciation.	1,997	8,971
Net increase in net assets resulting from operations.	10,723	27,947
Dividends to shareholders from (Note 1E):[(1)]		
Net investment income	(—)	(270)
Realized gains on investment transactions.	(—)	(15,464)
	(—)	(15,734)
Capital share transactions[(2)].	6,673	26,475
Total increase	17,396	38,688
NET ASSETS		
Beginning of period.	198,672	159,984
End of period.	$216,068	$198,672
Undistributed net investment income	$ 54	$ 7

(1)See "Financial Highlights" on page 230.

(2) Shares issued from sale of shares	907	2,152
Shares issued from reinvestment of dividend and/or capital gains distribution	—	1,003
Shares redeemed.	(496)	(1,462)
Increase in outstanding capital shares	411	1,693
Value issued from sale of shares	$ 14,680	$ 33,671
Value issued from reinvestment of dividend and/or capital gains distribution	—	15,734
Value redeemed	(8,007)	(22,930)
Increase in outstanding capital	$ 6,673	$ 26,475

See Notes to Financial Statements.

Financial Highlights

SMALL CAP VALUE PORTFOLIO
For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period.....	$15.6884	$14.5826	$16.6329	$15.2013	$10.2000	$12.7000
Income (loss) from investment operations:						
Net investment income (loss).......	0.0036	0.0226	0.0012	(0.0569)	(0.0364)	0.0000
Net realized and unrealized gain (loss) on investments......	0.8338	2.4333	0.6886	2.3402	5.0377	(2.5000)
Total from investment operations............	0.8374	2.4559	0.6898	2.2833	5.0013	(2.5000)
Less distributions from:						
Net investment income..	(0.0000)	(0.0232)	(0.0000)	(0.0000)	(0.0000)	(0.0000)
Capital gains..........	(0.0000)	(1.3269)	(2.7401)	(0.8517)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(1.3501)	(2.7401)	(0.8517)	(0.0000)	(0.0000)
Net asset value, end of period.........	$16.5258	$15.6884	$14.5826	$16.6329	$15.2013	$10.2000
Total return	5.34%	16.84%	4.15%	15.02%	49.48%	−19.98%
Net assets, end of period (in millions).....	$216	$199	$160	$132	$96	$55
Ratio of expenses to average net assets including expense waiver	1.19%[1]	1.18%	1.20%	1.23%	1.15%	1.10%
Ratio of net investment income (loss) to average net assets including expense waiver	0.05%[1]	0.15%	0.01%	−0.43%	−0.34%	−0.43%
Ratio of expenses to average net assets excluding expense waiver	1.19%[1][2]	1.18%[2]	1.20%[2]	1.23%[2]	1.19%	1.17%
Ratio of net investment income (loss) to average net assets excluding expense waiver	0.05%[1][2]	0.15%[2]	0.01%[2]	−0.43%[2]	−0.38%	−0.50%
Portfolio turnover rate.....	52%	131%	166%	32%	51%	39%

(1) Annualized.
(2) There was no waiver of expenses during the period.

See Notes to Financial Statements.

SHAREHOLDER SUMMARY OF VALUE PORTFOLIO

Portfolio Highlights

On June 30, 2007, W&R Target Value Portfolio had net assets totaling $396,189,189 invested in a diversified portfolio of:

92.92%	Domestic Common Stocks
4.00%	Foreign Common Stocks
3.08%	Cash and Cash Equivalents

Sector Weightings

As a shareholder of the Portfolio, for every $100 you had invested on June 30, 2007, your Portfolio owned:



Financial Services Stocks	$33.82
Energy Stocks	$13.27
Technology Stocks	$11.50
Health Care Stocks	$10.45
Utilities Stocks	$ 9.15
Miscellaneous Stocks	$ 8.25
Multi-Industry Stocks	$ 3.85
Consumer Nondurables Stocks	$ 3.62
Cash and Cash Equivalents	$ 3.08
Capital Goods Stocks	$ 3.01

The Investments of Value Portfolio

June 30, 2007   (Unaudited)

COMMON STOCKS	Shares	Value
Aircraft – 3.23%		
Lockheed Martin Corporation	40,400	$ 3,802,852
Raytheon Company	166,900	8,994,241
		12,797,093
Banks – 8.52%		
Bank of America Corporation.	322,800	15,781,692
Citigroup Inc.	191,106	9,801,827
Wachovia Corporation	86,200	4,417,750
Wells Fargo & Company	106,400	3,742,088
		33,743,357
Beverages – 1.46%		
Diageo plc, ADR.	69,300	5,773,383
Business Equipment and Services – 0.98%		
Waste Management, Inc.	99,400	3,881,570
Capital Equipment – 1.19%		
Illinois Tool Works Inc.	87,300	4,730,787
Chemicals – Petroleum and Inorganic – 0.95%		
E.I. du Pont de Nemours and Company	74,300	3,777,412
Chemicals – Specialty – 0.66%		
Air Products and Chemicals, Inc. (A)	32,700	2,628,099
Communications Equipment – 0.96%		
Cisco Systems, Inc. (A)*.	64,100	1,783,582
Nokia Corporation, Series A, ADR.	71,300	2,004,243
		3,787,825
Computers – Main and Mini – 5.61%		
Hewlett-Packard Company.	386,400	17,241,168
Xerox Corporation*.	269,300	4,976,664
		22,217,832
Computers – Peripherals – 0.51%		
Adobe Systems Incorporated*.	50,400	2,022,552
Defense – 0.82%		
General Dynamics Corporation (A)	41,700	3,261,774
Electronic Components – 0.37%		
Motorola, Inc.	82,900	1,467,330

See Notes to Schedule of Investments on page 236.

The Investments of Value Portfolio

COMMON STOCKS (Continued)	Shares	Value
Finance Companies – 6.28%		
Capital One Financial Corporation (A).	115,800	$ 9,083,352
Countrywide Financial Corporation (A)	46,000	1,672,100
Fannie Mae.	119,400	7,800,402
Freddie Mac	104,100	6,318,870
		24,874,724
Food and Related – 2.16%		
General Mills, Inc.	85,200	4,977,384
Kraft Foods Inc.	102,211	3,602,938
		8,580,322
Furniture and Furnishings – 0.67%		
Masco Corporation.	93,900	**2,673,333**
Health Care – Drugs – 4.20%		
Endo Pharmaceuticals Holdings Inc. (A)*	73,700	2,523,488
McKesson Corporation.	133,000	7,932,120
Pfizer Inc.	242,100	6,190,497
		16,646,105
Health Care – General – 1.40%		
Boston Scientific Corporation (A)*	134,400	2,061,696
Da Vita Inc. (A)*	64,400	3,469,872
		5,531,568
Hospital Supply and Management – 4.85%		
Aetna Inc.	116,400	5,750,160
Coventry Health Care, Inc.*	136,300	7,857,695
Humana Inc. (A)*	92,100	5,609,811
		19,217,666
Insurance – Life – 2.96%		
Unum Group.	448,600	**11,712,946**
Insurance – Property and Casualty – 7.53%		
Assurant, Inc.	63,800	3,759,096
Everest Re Group, Ltd.	74,400	8,082,816
MBIA Inc.	87,800	5,462,916
Travelers Companies, Inc. (The)	234,401	12,540,453
		29,845,281
Metal Fabrication – 1.82%		
Loews Corporation, Carolina Group	93,200	**7,201,564**
Multiple Industry – 3.85%		
Altria Group, Inc.	217,500	**15,255,450**

See Notes to Schedule of Investments on page 236.

The Investments of Value Portfolio

COMMON STOCKS (Continued)	Shares	Value
Petroleum – International – 13.27%		
Chevron Corporation	169,100	$ 14,244,984
ConocoPhillips	68,700	5,392,950
Devon Energy Corporation.	75,000	5,871,750
Exxon Mobil Corporation	265,104	22,236,924
Marathon Oil Corporation.	80,300	4,814,788
		52,561,396
Railroad – 1.95%		
Union Pacific Corporation	67,000	**7,715,050**
Real Estate Investment Trust – 1.05%		
Vornado Realty Trust	37,800	**4,151,952**
Retail – General Merchandise – 1.84%		
Family Dollar Stores, Inc.	117,700	4,039,464
Macy's Inc. (A)	81,900	3,257,982
		7,297,446
Retail – Specialty Stores – 0.15%		
Home Depot, Inc. (The)	15,000	**590,250**
Security and Commodity Brokers – 8.53%		
Bear Stearns Companies Inc. (The)	33,500	4,690,000
CIT Group Inc.	81,800	4,485,094
J.P. Morgan Chase & Co.	337,788	16,365,829
Morgan Stanley	98,400	8,253,792
		33,794,715
Utilities – Electric – 3.00%		
Mirant Corporation*	133,000	5,672,450
NRG Energy, Inc.*	149,600	6,218,872
		11,891,322
Utilities – Gas and Pipeline – 2.07%		
FirstEnergy Corp.	126,700	**8,201,291**
Utilities – Telephone – 4.08%		
AT&T Inc.	214,700	8,910,050
Sprint Nextel Corporation.	104,300	2,160,053
Verizon Communications Inc.	124,000	5,105,080
		16,175,183
TOTAL COMMON STOCKS – 96.92%		**$384,006,578**
(Cost: $289,825,035)		

See Notes to Schedule of Investments on page 236.

The Investments of Value Portfolio

June 30, 2007 (Unaudited)

SHORT-TERM SECURITIES	Principal Amount in Thousands	Value
Beverages – 0.84%		
PepsiCo, Inc.,		
5.33%, 7–2–07	$3,320	$ 3,319,508
Finance Companies – 1.01%		
Ciesco, LLC,		
5.37%, 7–2–07	2,009	2,008,700
PACCAR Financial Corp.,		
5.24%, 7–31–07	2,000	1,991,267
		3,999,967
Insurance – Life – 0.50%		
American General Finance Corporation,		
5.27%, 7–2–07	2,000	1,999,707
Retail – General Merchandise – 0.76%		
Target Corporation,		
5.27%, 7–2–07	3,000	2,999,561
TOTAL SHORT-TERM SECURITIES – 3.11%		$ 12,318,743
(Cost: $12,318,743)		
TOTAL INVESTMENT SECURITIES – 100.03%		$396,325,321
(Cost: $302,143,778)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.03%)		(136,132)
NET ASSETS – 100.00%		$396,189,189

See Notes to Schedule of Investments on page 236.

The Investments of Value Portfolio

June 30, 2007 *(Unaudited)*

Notes to Schedule of Investments

Certain acronyms may be used within the body of the Portfolio's holdings. The definitions of these acronyms are as follows: ADR – American Depositary Receipts; CMO – Collateralized Mortgage Obligation; GDR – Global Depositary Receipts; and REMIC – Real Estate Mortgage Investment Conduit.

*No income dividends were paid during the preceding 12 months.

(A) Securities serve as cover for the following written options outstanding at June 30, 2007. (See Note 5 to financial statements):

Underlying Security	Contracts Subject to Call	Expiration Month/ Exercise Price	Premium Received	Market Value
Air Products and Chemicals, Inc.	327	July/80	$ 44,798	$ 65,400
Boston Scientific Corporation:	672	July/19	10,416	604
	672	August/17.5	24,561	13,440
Cisco Systems, Inc.	641	July/30	19,871	6,410
Da Vita Inc.	644	July/60	43,791	1,610
General Dynamics Corporation	177	August/85	20,709	6,195
Humana Inc.	921	August/70	126,175	23,025
			$290,321	$116,684

Underlying Security	Contracts Subject to Put	Expiration Month/ Exercise Price	Premium Received	Market Value
Capital One Financial Corporation:	356	August/75	$ 31,328	$ 55,180
	356	September/75	48,771	65,860
Countrywide Financial Corporation:	512	July/30	45,055	7,680
	460	July/35	29,236	46,000
Endo Pharmaceuticals Holdings Inc.	658	July/25	19,082	3,290
Macy's Inc.	18	August/37.5	1,926	1,530
			$175,398	$179,540

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

VALUE PORTFOLIO
June 30, 2007
(In Thousands, Except for Per Share Amounts)   *(Unaudited)*

ASSETS

Investment securities – at value (cost – $302,144) (Notes 1 and 3)	$396,325
Cash	1
Receivables:	
Dividends and interest.	368
Portfolio shares sold	96
Prepaid and other assets	6
Total assets	396,796

LIABILITIES

Outstanding written options – at value	
(premium received – $466) (Note 5)	296
Payable to Portfolio shareholders	232
Accrued management fee (Note 2)	15
Accrued accounting services fee (Note 2)	10
Accrued shareholder servicing (Note 2).	10
Accrued service fee (Note 2)	5
Other	39
Total liabilities.	607
Total net assets	$396,189

NET ASSETS

$0.001 par value capital stock:	
Capital stock	$ 54
Additional paid-in capital	287,697
Accumulated undistributed income:	
Accumulated undistributed net investment income.	2,217
Accumulated undistributed net realized gain on	
investment transactions	11,870
Net unrealized appreciation in value of investments.	94,351
Net assets applicable to outstanding units of capital.	$396,189
Net asset value, redemption and offering price per share.	$ 7.3029
Capital shares outstanding	54,251
Capital shares authorized	120,000

See Notes to Financial Statements.

Statement of Operations

VALUE PORTFOLIO
For the Six Months Ended June 30, 2007
(In Thousands)   *(Unaudited)*

INVESTMENT INCOME

Income (Note 1B):

Dividends (net of foreign withholding taxes of $6)	$ 3,882
Interest and amortization.	250
Total income	4,132

Expenses (Note 2):

Investment management fee.	1,342
Service fee.	479
Accounting services fee	60
Audit fees.	16
Shareholder servicing	11
Custodian fees.	10
Legal fees	7
Other	42
Total	1,967
Less waiver of investment management fee (Notes 2 and 9)	(19)
Total expenses.	1,948
Net investment income	2,184

REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)

Realized net gain on securities.	10,067
Realized net gain on written options.	605
Realized net gain on investments	10,672
Unrealized appreciation in value of securities during the period	17,818
Unrealized appreciation in value of written options during the period	53
Unrealized appreciation in value of investments during the period	17,871
Net gain on investments.	28,543
Net increase in net assets resulting from operations	$30,727

See Notes to Financial Statements.

Statement of Changes in Net Assets

VALUE PORTFOLIO
(In Thousands) *(Unaudited)*

	For the six months ended June 30, 2007	For the fiscal year ended December 31, 2006
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 2,184	$ 3,940
Realized net gain on investments	10,672	16,251
Unrealized appreciation.	17,871	35,211
Net increase in net assets resulting from operations.	30,727	55,402
Dividends to shareholders from (Note 1E):[(1)]		
Net investment income	(—)	(3,900)
Realized gains on investment transactions.	(—)	(14,654)
	(—)	(18,554)
Capital share transactions[(2)].	(8,269)	(16,172)
Total increase	22,458	20,676
NET ASSETS		
Beginning of period.	373,731	353,055
End of period.	$396,189	$373,731
Undistributed net investment income	$ 2,217	$ 33

(1)See "Financial Highlights" on page 240.

(2)Shares issued from sale of shares	1,992	3,808
Shares issued from reinvestment of dividend and/or capital gains distribution	—	2,751
Shares redeemed.	(3,169)	(9,294)
Decrease in outstanding capital shares.	(1,177)	(2,735)
Value issued from sale of shares	$ 14,085	$ 24,609
Value issued from reinvestment of dividend and/or capital gains distribution	—	18,554
Value redeemed	(22,354)	(59,335)
Decrease in outstanding capital.	$ (8,269)	$ (16,172)

See Notes to Financial Statements.

Financial Highlights

VALUE PORTFOLIO

For a Share of Capital Stock Outstanding Throughout Each Period: (Unaudited)

	For the six months ended 6-30-07	For the fiscal year ended December 31,				
		2006	2005	2004	2003	2002
Net asset value, beginning of period..........	$6.7426	$6.0701	$6.2226	$5.4790	$4.4016	$5.0815
Income (loss) from investment operations:						
Net investment income........	0.0403	0.0747	0.0918	0.0619	0.0279	0.0348
Net realized and unrealized gain (loss) on investments............	0.5200	0.9499	0.1831	0.7437	1.0774	(0.6799)
Total from investment operations..................	0.5603	1.0246	0.2749	0.8056	1.1053	(0.6451)
Less distributions from:						
Net investment income........	(0.0000)	(0.0740)	(0.0916)	(0.0620)	(0.0279)	(0.0348)
Capital gains	(0.0000)	(0.2781)	(0.3358)	(0.0000)	(0.0000)	(0.0000)
Total distributions	(0.0000)	(0.3521)	(0.4274)	(0.0620)	(0.0279)	(0.0348)
Net asset value, end of period	$7.3029	$6.7426	$6.0701	$6.2226	$5.4790	$4.4016
Total return	8.31%	16.88%	4.42%	14.70%	25.11%	−12.70%
Net assets, end of period (in millions)................	$396	$374	$353	$340	$269	$75
Ratio of expenses to average net assets including expense waiver	1.02%[1]	1.01%	1.02%	1.03%	1.02%	1.04%
Ratio of net investment income to average net assets including expense waiver	1.14%[1]	1.12%	1.42%	1.13%	1.06%	0.92%
Ratio of expenses to average net assets excluding expense waiver	1.03%[1]	1.02%	1.02%[2]	1.03%[2]	1.02%[2]	1.04%[2]
Ratio of net investment income to average net assets excluding expense waiver......	1.13%[1]	1.11%	1.42%[2]	1.13%[2]	1.06%[2]	0.92%[2]
Portfolio turnover rate	14%	73%	40%	78%	97%	96%

(1)Annualized.
(2)There was no waiver of expenses during the period.

See Notes to Financial Statements.

Notes to Financial Statements

NOTE 1 – Significant Accounting Policies

W&R Target Funds, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Capital stock is divided into the twenty-one classes (each a Portfolio). The assets belonging to each Portfolio are held separately by the custodian. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Each stock and convertible bond is valued at the latest sale price thereof on each business day of the fiscal period as reported by the principal securities exchange on which the issue is traded or, if no sale is reported for a stock, the average of the latest bid and asked prices. Bonds, other than convertible bonds, are valued using a pricing system provided by a pricing service or dealer in bonds. Convertible bonds are valued using this pricing system only on days when there is no sale reported. Stocks which are traded over-the-counter are priced using the Nasdaq Stock Market, which provides information on bid and asked prices quoted by major dealers in such stocks. Gold bullion is valued at the last settlement price for current delivery as calculated by the Commodity Exchange, Inc. as of the close of that exchange. Securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund subject to the supervision of the Board of Directors. Short-term debt securities, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Premium and discount on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. Interest income is recorded on the accrual basis. See Note 3 – Investment Securities Transactions.

C. Foreign currency translations – All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily. Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translations arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in market value when computing net realized and unrealized gain or loss from investments.

D. Federal income taxes – It is the Fund's policy to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under the Internal Revenue Code. Accordingly, provision has not been made for Federal income taxes. See Note 4 – Federal Income Tax Matters.

E. Dividends and distributions – Dividends and distributions to shareholders are recorded by each Portfolio on the business day following the record date. Net investment income distributions and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, foreign currency transactions, net operating losses and expiring capital loss carryovers.

F. Repurchase agreements – Repurchase agreements are collateralized by the value of the resold securities which, during the entire period of the agreement, remains at least equal to the value of the loan, including accrued interest thereon. The collateral for the repurchase agreement is held by the Fund's custodian bank.

G. Forward foreign currency exchange contracts – A forward foreign currency exchange contract (Forward Contract) is an obligation to purchase or sell a specific currency at a future date at a fixed price. Forward Contracts are marked-to-market daily at the applicable translation rates and the resulting unrealized gains or losses are reflected in the Fund's financial statements. Gains or losses are realized by the Fund at the time the forward contract is extinguished. Contracts may be extinguished either by entry into a closing transaction or by delivery of the currency. Risks may arise from the possibility that the other party will not complete the obligations of the Contract and from unanticipated movements in the value of the foreign currency relative to the United States dollar. A Portfolio uses Forward Contracts to attempt to reduce the overall risk of its investments or to enhance returns.

H. New Accounting Pronouncements – In June 2006, Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), was issued and is effective on the last business day of the semiannual reporting period for fiscal years beginning after December 15, 2006. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. Management has concluded that the adoption of FIN 48 will not result in a material impact on the Fund's net assets, results of operations and financial statement disclosures. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on each Portfolio's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by each Portfolio at the following annual rates:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond Portfolio	Up to $500 Million	0.525%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Income Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Energy Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Global Natural Resources Portfolio	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Growth Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income Portfolio	Up to $500 Million	0.625%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Limited-Term Bond Portfolio	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Micro Cap Growth Portfolio	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Mid Cap Growth Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Money Market Portfolio	All Net Assets	0.400%
Mortgage Securities Portfolio	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Real Estate Securities Portfolio	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Science and Technology Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 9), the fee is payable by each Portfolio at the following annual rates:

Portfolio	Net Asset Breakpoints	Annual Rate
Asset Strategy Portfolio	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Balanced Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Bond Portfolio	Up to $500 Million	0.485%
	Over $500 Million up to $1 Billion	0.500%
	Over $1 Billion up to $1.5 Billion	0.450%
	Over $1.5 Billion	0.400%
Core Equity Portfolio	Up to $1 Billion	0.650%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
Dividend Income Portfolio	Up to $1 Billion	0.700%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Energy Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Global Natural Resources Portfolio	Up to $500 Million	1.000%
	Over $500 Million up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Growth Portfolio	Up to $1 Billion	0.670%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%
High Income Portfolio	Up to $500 Million	0.575%
	Over $500 Million up to $1 Billion	0.600%
	Over $1 Billion up to $1.5 Billion	0.550%
	Over $1.5 Billion	0.500%
International Growth Portfolio	Up to $1 Billion	0.820%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
International Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Limited-Term Bond Portfolio	Up to $500 Million	0.455%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Micro Cap Growth Portfolio	Up to $1 Billion	0.950%
	Over $1 Billion up to $2 Billion	0.930%
	Over $2 Billion up to $3 Billion	0.900%
	Over $3 Billion	0.860%
Mid Cap Growth Portfolio	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Money Market Portfolio	All Net Assets	0.400%

Portfolio (Continued)	Net Asset Breakpoints	Annual Rate
Mortgage Securities Portfolio	Up to $500 Million	0.500%
	Over $500 Million up to $1 Billion	0.450%
	Over $1 Billion up to $1.5 Billion	0.400%
	Over $1.5 Billion	0.350%
Real Estate Securities Portfolio	Up to $1 Billion	0.900%
	Over $1 Billion up to $2 Billion	0.870%
	Over $2 Billion up to $3 Billion	0.840%
	Over $3 Billion	0.800%
Science and Technology Portfolio	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Growth Portfolio	Up to $1 Billion	0.830%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Small Cap Value Portfolio	Up to $1 Billion	0.850%
	Over $1 Billion up to $2 Billion	0.830%
	Over $2 Billion up to $3 Billion	0.800%
	Over $3 Billion	0.760%
Value Portfolio	Up to $1 Billion	0.690%
	Over $1 Billion up to $2 Billion	0.650%
	Over $2 Billion up to $3 Billion	0.600%
	Over $3 Billion	0.550%

During the six-month period ended June 30, 2007, the following amounts were waived as a result of the reduced rates:

Asset Strategy Portfolio	$ 31,873
Bond Portfolio	42,462
Core Equity Portfolio	188,966
Growth Portfolio	148,754
High Income Portfolio	52,488
International Growth Portfolio	37,594
Limited-Term Bond Portfolio	15,095
Mid Cap Growth Portfolio	6,569
Science and Technology Portfolio	36,222
Small Cap Growth Portfolio	54,836
Value Portfolio	19,154

WRIMCO has agreed to waive a Portfolio's investment management fee on any Portfolio that is not sub-advised on any day that the Portfolio's net assets are less than $25 million, subject to its right to change or modify this waiver. During the six-month period ended June 30, 2007, WRIMCO voluntarily waived investment management fees as shown in the following table:

Energy Portfolio $35,559

Advantus Capital Management, Inc. serves as subadvisor to Mortgage Securities Portfolio and Real Estate Securities Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.30% and 0.55% of the respective Portfolio's average net assets.

Mackenzie Financial Corporation (MFC) serves as subadvisor to Global Natural Resources Portfolio pursuant to an agreement with WRIMCO and receives a fee that is shown in the following table:

Net Asset Breakpoints	Annual Rate
Up to $500 Million	0.500%
Over $500 Million and up to $1 Billion	0.425%
Over $1 Billion and up to $2 Billion	0.415%
Over $2 Billion and up to $3 Billion	0.400%
Over $3 Billion	0.380%

State Street Research & Management Company (SSRM) served as subadvisor to Small Cap Value Portfolio pursuant to an agreement with WRIMCO and received a fee that was equal to, on an annual basis, 0.50% of the Portfolio's average net assets. Effective January 31, 2005, the Portfolio's subadvisor changed from SSRM to BlackRock Financial Management, Inc. (BlackRock) as a result of BlackRock's acquisition of SSRM from MetLife, Inc. The shareholders approved BlackRock as the Portfolio's subadvisor at a shareholder meeting held on January 20, 2005. BlackRock receives a fee that is equal to, on an annual basis, 0.50% of the Portfolio's average net assets.

On September 29, 2006, Merrill Lynch & Co., Inc. (Merrill Lynch) contributed its investment management business, Merrill Lynch Investment Managers, to BlackRock, Inc. (BlackRock) to form a new asset management company (the Transaction). Prior to the Transaction, BlackRock Financial Management, Inc. (BFM), served as the subadviser for W&R Target Funds, Inc. Small Cap Value Portfolio (the Fund) pursuant to a subadvisory agreement with WRIMCO (Prior Agreement). As a result of the Transaction, BlackRock Capital Management, Inc. (BCM), an affiliate of BFM now provides equity portfolio management services to BFM's former clients, including the Fund. At a meeting of the Board of Directors held on August 29, 2006, the Directors, anticipating the Transaction, approved an Interim Subadvisory Agreement with BCM, and also approved, and recommended that shareholders of the Fund approve, a subadvisory agreement with BCM. Both the Interim Subadvisory Agreement and the proposed subadvisory agreement are on the same terms as the Prior Agreement with BFM.

At a Meeting held on February 2, 2007, Shareholders of the Fund approved the proposed new sub-advisory agreement for the Fund with BCM. There has been no change in the Fund's investment goal and strategies under the new subadvisory agreement with BCM. The subadvisory fee rate payable by WRIMCO to BCM under the new agreement remains the same as under the Prior Agreement with BFM.

Templeton Investment Counsel, LLC serves as subadvisor to International Value Portfolio pursuant to an agreement with WRIMCO and receives a fee that is shown in the following table:

Net Asset Breakpoints	Annual Rate
On the first $100 Million	0.50%
On the next $100 Million	0.35%
On the next $250 Million	0.30%
On all assets exceeding $450 Million.	0.25%

Wall Street Associates serves as subadvisor to Micro Cap Growth Portfolio pursuant to an agreement with WRIMCO and receives a fee that is equal to, on an annual basis, 0.50% of the Portfolio's average net assets.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of each Portfolio. For these services, each Portfolio pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

Each Portfolio also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

The Fund has adopted a Service Plan pursuant to Rule 12b–1 of the 1940 Act. Under the Plan, each Portfolio may pay a fee to W&R in an amount not to exceed 0.25% of the Portfolio's average annual net assets. The fee is to be paid to compensate W&R for amounts it expends in connection with the provision of personal services to Policyowners and/or maintenance of Policyowner accounts.

During the six-month period ended June 30, 2007, the Fund paid Directors' regular compensation of $191,048, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

The Fund has a Transfer Agency Agreement with WRSCO. For shareholder servicing provided under the agreement, the Fund reimburses WRSCO for certain out-of-pocket costs.

NOTE 3 – Investment Securities Transactions

Investment securities transactions for the six-month period ended June 30, 2007 are summarized as follows:

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations.	$ 360,075,670	$ 24,047,884	$ 1,000,515
Purchases of U.S. government obligations.	956,854	—	39,345,286
Purchases of short-term securities	2,129,495,088	1,072,791,842	281,974,111
Purchases of bullion.	4,181,695	—	—
Purchases of options	213,606	—	—
Purchases of affiliates	360,000	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.	220,343,382	58,951,584	5,671,270
Proceeds from maturities and sales of U.S. government obligations.	1,471,300	1,168,594	31,371,602
Proceeds from maturities and sales of short-term securities	2,235,457,720	1,074,941,961	280,167,856
Proceeds from bullion	32,061,542	—	—
Proceeds from options	26,045	—	—
Proceeds from sales of affiliates	—	—	—
Distributions from affiliates	—	—	—

	Core Equity Portfolio	Dividend Income Portfolio	Energy Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$370,247,746	$ 23,299,688	$ 3,899,216
Purchases of U.S. government obligations.	—	—	—
Purchases of short-term securities	521,049,162	423,008,435	86,035,422
Purchases of options	—	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations.	405,684,254	14,461,363	910,983
Proceeds from maturities and sales of U.S. government obligations.	—	—	—
Proceeds from maturities and sales of short-term securities.	516,500,154	418,822,000	84,871,644
Proceeds from options	—	—	—

	Global Natural Resources Portfolio	Growth Portfolio	High Income Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$ 59,126,740	$296,017,117	$ 97,634,554
Purchases of U.S. government obligations.	—	—	—
Purchases of short-term securities	239,392,800	799,015,119	473,844,679
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	60,913,316	367,179,308	87,011,635
Proceeds from maturities and sales of U.S. government obligations	—	—	—
Proceeds from maturities and sales of short-term securities	224,654,674	807,257,456	471,758,000

	International Growth Portfolio	International Value Portfolio	Limited-Term Bond Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$129,364,865	$ 73,970,845	$ —
Purchases of U.S. government obligations	—	—	26,572,962
Purchases of short-term securities	626,410,106	972,105,993	200,849,578
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	136,924,871	69,109,496	12,009,125
Proceeds from maturities and sales of U.S. government obligations	—	—	18,624,598
Proceeds from maturities and sales of short-term securities	619,136,891	972,033,675	201,011,709

	Micro Cap Growth Portfolio	Mid Cap Growth Portfolio	Mortgage Securities Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$ 19,113,636	$ 13,221,903	$ 4,181,772
Purchases of U.S. government obligations	—	—	10,891,467
Purchases of short-term securities	141,846,567	662,750,239	188,219,207
Purchases of options	—	47,666	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	21,623,984	4,984,455	2,102,340
Proceeds from maturities and sales of U.S. government obligations . .	—	—	13,582,569
Proceeds from maturities and sales of short-term securities	142,148,000	662,665,000	189,716,961
Proceeds from options	—	40,876	—

	Real Estate Securities Portfolio	Science and Technology Portfolio	Small Cap Growth Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$ 19,659,177	$ 129,302,723	$ 339,441,600
Purchases of U.S. government obligations	—	—	—
Purchases of short-term securities . .	123,732,144	1,114,728,840	1,431,522,724
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	14,465,732	133,031,554	346,761,376
Proceeds from maturities and sales of U.S. government obligations . . .	—	—	—
Proceeds from maturities and sales of short-term securities	123,711,115	1,129,057,655	1,462,595,074

	Small Cap Value Portfolio	Value Portfolio
Purchases of investment securities, excluding short-term and U.S. government obligations	$115,884,568	$ 53,067,115
Purchases of U.S. government obligations	—	—
Purchases of short-term securities	462,937,798	599,433,700
Purchases of options	—	—
Proceeds from maturities and sales of investment securities, excluding short-term and U.S. government obligations	105,399,540	56,249,776
Proceeds from maturities and sales of U.S. government obligations	—	—
Proceeds from maturities and sales of short-term securities	461,009,201	605,005,351
Proceeds from options	—	—

For Federal income tax purposes, cost of investments owned at June 30, 2007 and the related unrealized appreciation (depreciation) were as follows:

	Cost	Appreciation	Depreciation	Aggregate Appreciation (Depreciation)
Asset Strategy Portfolio	$575,270,978	$128,788,431	$ 7,640,256	$121,148,175
Balanced Portfolio	432,548,062	124,175,627	3,299,745	120,875,882
Bond Portfolio	215,438,038	1,852,704	4,287,726	(2,435,022)
Core Equity Portfolio . . .	610,014,597	162,559,648	5,817,228	156,742,420
Dividend Income Portfolio	83,837,084	19,472,339	417,362	19,054,977
Energy Portfolio	11,384,957	1,644,520	89,254	1,555,266
Global Natural Resources Portfolio. .	100,862,681	24,694,947	794,784	23,900,163
Growth Portfolio	899,633,659	286,039,737	6,235,068	279,804,669
High Income Portfolio. . .	212,218,262	4,581,037	2,123,968	2,457,069
International Growth Portfolio	207,426,317	63,212,414	2,300,643	60,911,771
International Value Portfolio	452,828,493	180,938,068	2,442,137	178,495,931
Limited-Term Bond Portfolio	65,292,337	38,942	973,750	(934,808)
Micro Cap Growth Portfolio	50,049,296	16,875,138	3,405,989	13,469,149
Mid Cap Growth Portfolio	43,103,167	7,241,938	698,422	6,543,516
Money Market Portfolio	76,807,774	—	—	—
Mortgage Securities Portfolio	30,032,043	47,845	615,940	(568,095)
Real Estate Securities Portfolio	52,095,157	8,010,086	604,951	7,405,135
Science and Technology Portfolio	279,283,196	112,850,040	12,996,427	99,853,613
Small Cap Growth Portfolio	478,621,820	99,227,568	13,310,353	85,917,215
Small Cap Value Portfolio	197,941,354	26,774,532	4,303,789	22,470,743
Value Portfolio	303,655,512	95,373,399	2,703,590	92,669,809

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Portfolios' distributed and undistributed earnings and profit for the fiscal period ended December 31, 2006 and the related Capital Loss Carryover and Post-October activity were as follows:

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio
Net ordinary income	$19,772,789	$7,820,983	$9,416,547
Distributed ordinary income	13,120,091	7,700,092	9,299,916
Undistributed ordinary income	6,751,716	120,891	116,818
Realized long-term capital gains	91,620,112	1,094,023	—
Distributed long-term capital gains	80,681,979	1,888,341	63,796
Undistributed long-term capital gains	10,938,133	103	—
Capital loss carryover	—	—	1,975,245
Post-October losses deferred	—	—	65,163

	Core Equity Portfolio	Dividend Income Portfolio	Energy Portfolio
Net ordinary income	$ 6,697,266	$987,157	$43,995
Distributed ordinary income	6,399,761	969,965	35,006
Undistributed ordinary income	297,771	17,192	8,989
Realized long-term capital gains	53,037,843	724,885	—
Distributed long-term capital gains	20,679,620	394,291	—
Undistributed long-term capital gains	32,358,224	330,594	—
Capital loss carryover	—	—	—
Post-October losses deferred	—	—	—

	Global Natural Resources Portfolio	Growth Portfolio	High Income Portfolio
Net ordinary income	$3,298,042	$13,100	$14,307,329
Distributed ordinary income	2,983,566	—	13,999,842
Undistributed ordinary income	400,775	13,100	307,545
Realized long-term capital gains	607,935	—	—
Distributed long-term capital gains	452,115	—	—
Undistributed long-term capital gains	155,821	—	—
Capital loss carryover	—	—	1,101,945
Post-October losses deferred	—	—	—

	International Growth Portfolio	International Value Portfolio	Limited-Term Bond Portfolio
Net ordinary income	$1,846,689	$15,262,485	$2,591,207
Distributed ordinary income	1,400,018	12,663,235	2,500,000
Undistributed ordinary income	446,704	2,599,249	91,269
Realized long-term capital gains	—	46,358,687	—
Distributed long-term capital gains	—	36,310,443	—
Undistributed long-term capital gains	—	10,048,244	—
Capital loss carryover............	—	—	—
Post-October losses deferred	—	—	—

	Micro Cap Growth Portfolio	Mid Cap Growth Portfolio	Money Market Portfolio
Net ordinary income.................	$ —	$115,089	$2,583,112
Distributed ordinary income...........	—	136,264	2,582,409
Undistributed ordinary income.........	—	2,928	4,752
Realized long-term capital gains	—	—	—
Distributed long-term capital gains	—	—	—
Undistributed long-term capital gains ...	—	—	—
Capital loss carryover................	—	51,981	—
Post-October losses deferred	—	—	—

	Mortgage Securities Portfolio	Real Estate Securities Portfolio	Science and Technology Portfolio
Net ordinary income.............	$1,344,349	$ 929,652	$ —
Distributed ordinary income.......	1,339,988	697,127	—
Undistributed ordinary income.....	4,361	232,525	—
Realized long-term capital gains ...	—	1,350,828	14,188,312
Distributed long-term capital gains	—	1,133,548	9,599,309
Undistributed long-term capital gains	—	386,578	4,589,004
Capital loss carryover............	167,905	—	—
Post-October losses deferred	2,319	—	—

	Small Cap Growth Portfolio	Small Cap Value Portfolio	Value Portfolio
Net ordinary income.	$ —	$12,927,576	$ 7,406,860
Distributed ordinary income	—	10,112,871	6,114,849
Undistributed ordinary income . .	—	3,005,620	1,292,012
Realized long-term capital gains	56,300,561	6,415,848	13,999,200
Distributed long-term capital gains	52,470,598	5,620,644	12,439,246
Undistributed long-term capital gains	4,439,219	795,204	1,559,954
Capital loss carryover.	—	—	—
Post-October losses deferred . .	—	—	—

Internal Revenue Code regulations permit each Portfolio to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital Loss Carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

	Asset Strategy Portfolio	Balanced Portfolio	Bond Portfolio	Core Equity Portfolio
December 31, 2008	$ —	$ 1,674,016	$ —	$ —
December 31, 2009	—	20,192,432	—	630,890
December 31, 2010	—	—	—	3,320,170
December 31, 2014	—	—	1,975,245	—
Total carryover	$ —	$21,866,448	$1,975,245	$3,951,060

	Dividend Income Portfolio	Energy Portfolio	Global Natural Resources Portfolio	Growth Portfolio
December 31, 2008	$ —	$ —	$ —	$ 43,092,890
December 31, 2009	—	—	—	29,515,634
December 31, 2010	—	—	—	27,508,573
December 31, 2011	—	—	—	5,393,125
Total carryover	$ —	$ —	$ —	$105,510,222

	High Income Portfolio	International Growth Portfolio	International Value Portfolio	Limited-Term Bond Portfolio
December 31, 2008	$ 9,209,777	$ —	$ —	$ —
December 31, 2009	9,637,801	—	—	—
December 31, 2010	13,911,720	10,819,964	—	181,704
December 31, 2011	—	10,822,425	—	—
December 31, 2012	—	—	—	73,128
December 31, 2013	—	—	—	118,406
December 31, 2014	1,101,945	—	—	—
Total carryover	$33,861,243	$21,642,389	$ —	$373,238

	Micro Cap Growth Portfolio	Mid Cap Growth Portfolio	Mortgage Securities Portfolio	Real Estate Securities Portfolio
December 31, 2010	$4,723,037	$ —	$ —	$ —
December 31, 2013	—	—	95,073	—
December 31, 2014	—	51,981	167,905	—
Total carryover	$4,723,037	$51,981	$262,978	$ —

	Science and Technology Portfolio	Small Cap Growth Portfolio	Small Cap Value Portfolio	Value Portfolio
December 31, 2009	$ —	$20,376,371	$ —	$ —
December 31, 2010	—	10,215,239	—	—
Total carryover	$ —	$30,591,610	$ —	$ —

Advantus Core Equity Portfolio was merged into Target Core Equity Portfolio as of September 22, 2003. At the time of the merger, Advantus Core Equity Portfolio had capital loss carryovers available to offset future gains of the Target Core Equity Portfolio. These carryovers are limited to $987,765 for each period ending from December 31, 2007 through 2010 plus any unused limitations from prior years.

Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio were merged into Target Growth Portfolio as of September 22, 2003. At the time of the merger, Advantus Growth Portfolio and Advantus Capital Appreciation Portfolio had capital loss carryovers available to offset future gains of the Target Growth Portfolio. These carryovers are limited to $10,461,247 and $7,747,159, respectively, for each period ending from December 31, 2007 through 2009 and $2,114,422 and $7,747,159, respectively, for the period ending December 31, 2010 plus any unused limitations from prior years and the amount of certain built-in gains realized, if any.

Advantus Small Company Growth Portfolio was merged into Target Small Cap Growth Portfolio as of September 22, 2003. At the time of the merger, Advantus Small Company Growth Portfolio had capital loss carryovers available to offset future gains of the Target Small Cap Growth Portfolio. These carryovers are limited to $7,647,902 for each period ending from December 31, 2007 through 2010 plus any unused limitations from prior years.

NOTE 5 – Options

Options purchased by a Portfolio are accounted for in the same manner as marketable portfolio securities. The cost of portfolio securities acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from securities sold through the exercise of put options are decreased by the premium paid to purchase the put. A Portfolio may also enter into a collar situation in which elements of buying a cap and selling a floor or vice versa are combined in an attempt to reduce risk.

When a Portfolio writes (sells) an option, an amount equal to the premium received by the Portfolio is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current market value of the option written. The current market value of an option is the last sales price on the principal exchange on which the option is traded or, in the absence of transactions, the mean between the bid and asked prices or a value supplied by a broker-dealer. When an option expires on its stipulated expiration date or the Portfolio enters into a closing purchase transaction, the Portfolio realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold) and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Portfolio has realized a gain or loss. For the Portfolio, when a written put option is exercised, the cost basis of the securities purchased by the Portfolio is reduced by the amount of the premium received.

For Asset Strategy Portfolio, transactions in written put options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2006	—	$ —
Options written	335	96,627
Options terminated in closing purchase transactions	(29)	(7,743)
Options exercised	(—)	(—)
Options expired	(60)	(44,850)
Outstanding at June 30, 2007	246	$44,034

For Mid Cap Growth Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2006	2	$ 334
Options written	10,125	76,359
Options terminated in closing purchase transactions	(74)	(21,616)
Options exercised	(—)	(—)
Options expired	(113)	(16,166)
Outstanding at June 30, 2007	9,940	$38,911

For Science and Technology Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2006	484	$82,930
Options written	—	—
Options terminated in closing purchase transactions	(—)	(—)
Options exercised	(—)	(—)
Options expired	(484)	(82,930)
Outstanding at June 30, 2007	—	$ —

For Value Portfolio, transactions in written call options were as follows:

	Number of Contracts	Premium Received
Outstanding at December 31, 2006	3,288	$105,532
Options written	11,849	813,489
Options terminated in closing purchase transactions	(316)	(50,715)
Options exercised	(2,881)	(201,395)
Options expired	(7,886)	(376,590)
Outstanding at June 30, 2007	4,054	$290,321

For Value Portfolio, transactions in written put options were as follows:

	Number of Contracts	Premiums Received
Outstanding at December 31, 2006	1,170	$ 80,090
Options written	4,097	399,739
Options terminated in closing purchase transactions	(—)	(—)
Options exercised	(632)	(91,154)
Options expired	(2,275)	(213,277)
Outstanding at June 30, 2007	2,360	$175,398

NOTE 6 – Futures

No price is paid upon entering into a futures contract. Instead, upon entering into a futures contract, a Portfolio is required to deposit, in a segregated account, an amount of cash or liquid securities equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Portfolio each day, dependent on the daily fluctuations in the value of the underlying debt security or index. These changes in the variation margins are recorded by the Portfolio as unrealized gains or losses. Upon the closing of the contracts, the cumulative net change in the variation margin is recorded as realized gain or loss. A Portfolio uses futures to attempt to reduce the overall risk of its investments or to enhance returns.

NOTE 7 – Swaps

Each Portfolio may invest in swap agreements, which are agreements to exchange the return generated by one instrument for the return generated by another instrument. Each Portfolio may enter into credit default, total return, variance and other swap agreements to: 1) preserve a return or a spread on a particular investment or portion of its portfolio; 2) to protect against any increase in the price of securities the Portfolio anticipates purchasing at a later date; or 3) to attempt to enhance yield.

Credit default swaps involve the exchange of a fixed rate premium for protection against the loss in value of an underlying security in the event of a defined credit event, such as payment default or bankruptcy. Under a credit default swap one party acts as a guarantor by receiving the fixed periodic payment in exchange for the commitment to purchase the underlying security at par if the defined credit event occurs. Each Portfolio may enter into credit default swaps in which either it or its counterparty act as the guarantor.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Portfolio will receive a payment from or make a payment to the counterparty.

Variance swaps involve a contract in which two parties agree to exchange cash flows based on the measured variance of a specified underlying security or index during a certain time period. On the trade date, the two parties agree on the strike price of the contract (the reference level against which cash flows are exchanged), as well as the number of units in the transaction and the length of the contract. Like an option contract, the value of a variance swap is influenced by both realized and implied volatility, as well as the passage of time. Each Portfolio may enter into variance swaps to manage volatility risk.

The creditworthiness of firms with which a Portfolio enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Portfolio will have contractual remedies pursuant to the agreement related to the transaction.

Swaps are marked-to-market daily based on valuations provided by a pricing vendor or a broker dealer. Changes in value are recorded as unrealized appreciation (depreciation) in the Statement of Operations. Collateral, in the form of cash or securities, may be required to be held in segregated accounts with the custodian or counterparty. Payments received or made at the beginning of the measurement period are reflected as such on the Statement of Assets and Liabilities. These upfront payments, as well as any periodic payments, are recorded as realized gain or loss in the Statement of Operations. Gains or losses may be realized upon termination of the swap agreement.

Entering into swap agreements involves certain risks. Among these are possible failure of the counterparty to fulfill its obligations, possible lack of liquidity, and unfavorable changes in interest rates or underlying investments.

NOTE 8 – Commitment

In connection with Asset Strategy Portfolio's investment in Vietnam Azalea Fund Limited (VAF), the Portfolio is contractually committed to provide additional capital of up to $2,700,000 if and when VAF requests such contributions or draw downs. The total commitment is limited to $3,000,000. At June 30, 2007, Asset Strategy Portfolio had made its first contribution of $300,000.

NOTE 9 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by certain of the Waddell & Reed Advisors Funds and certain of the W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts. However, as noted above, the SEC Order makes certain findings with respect to market timing activities in some of the Waddell & Reed Advisors Funds only. Accordingly, it is not expected that shareholders of W&R Target Funds, Inc. will receive distributions of settlement monies.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Fund, as described above, for an additional five years.

Shareholder Meeting Results

On February 2, 2007, a special shareholder meeting (Meeting) for W&R Target Small Cap Value Portfolio (Portfolio), a series of W&R Target Funds, Inc., was held at the offices of Waddell & Reed Financial, Inc., 6300 Lamar Avenue, Overland Park, Kansas, 66202. The Meeting was held for the following purpose (and with the following results):

Proposal 1: To approve a sub-advisory agreement between Waddell & Reed Investment Management Company and BlackRock Capital Management, Inc. with respect to the Portfolio.

For	Against	Abstain
10,760,526	377,969	512,884

Proposal 2: To authorize a "manager of managers" structure for the Portfolio whereby Waddell & Reed Investment Management Company will be able to make changes to the Portfolio's sub-advisors and materially amend investment sub-advisory agreements related to the Portfolio without obtaining shareholder approval.

For	Against	Abstain
10,383,481	749,182	518,716

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures W&R Target Funds, Inc. uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
- On Waddell & Reed's website at www.waddell.com.

This page is for your notes and calculations.

THE W&R TARGET FUNDS FAMILY

Global/International Funds
    International Growth Portfolio
    International Value Portfolio

Domestic Equity Funds
    Core Equity Portfolio
    Dividend Income Portfolio
    Growth Portfolio
    Micro Cap Growth Portfolio
    Mid Cap Growth Portfolio
    Small Cap Growth Portfolio
    Small Cap Value Portfolio
    Value Portfolio

Fixed Income Funds
    Bond Portfolio
    High Income Portfolio
    Limited-Term Bond Portfolio
    Mortgage Securities Portfolio

Money Market Funds
    Money Market Portfolio

Specialty Funds
    Asset Strategy Portfolio
    Balanced Portfolio
    Energy Portfolio
    Global Natural Resources Portfolio
    Real Estate Securities Portfolio
    Science and Technology Portfolio

FOR MORE INFORMATION:

Contact your financial advisor, or your local office as listed on your Account Statement, or contact:

United Investors Life		Securian Financial Services, Inc.
Variable Products Division	or	400 Robert Street North
P.O. Box 156		St. Paul, MN 55101–2098
Birmingham, AL 35201–0156		1.888.237.1838
205.325.4300		or
or		Call 1.888.WADDELL
Nationwide Financial, Inc.		
P.O. Box 182449		
One Nationwide Plaza		
Columbus, OH 43218–2449		
1.888.867.5175		

The underlying portfolios discussed in this report are only available as investment options in variable annuity and variable life insurance contracts issued by life insurance companies. They are not offered or made available directly to the general public.

This report is submitted for the general information of the shareholders of W&R Target Funds, Inc. It is not authorized for distribution to prospective investors in a Portfolio unless accompanied with or preceded by the W&R Target Funds, Inc. current prospectus as well as the variable product prospectus.



W&R TARGET FUNDS
Waddell & Reed

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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